Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of annual meeting of common shareholders and management proxy circular

Annual meeting March 29, 2018

✓	YOUR VOTE IS IMPORTANT Your participation as a shareholder is very important to us. Please read this management proxy circular and vote your shares.

The Toronto-Dominion Bank

Notice of Annual Meeting of Common Shareholders

WHEN Thursday, March 29, 2018 9:30 a.m. (Eastern)	WHERE Design Exchange TD Centre, 234 Bay Street Toronto, Ontario M5K 1B2

BUSINESS OF THE MEETING

At the meeting, shareholders will be asked to:

1.	Receive the financial statements for the year ended October 31, 2017, and the auditor’s report on the statements

2.	Elect directors

3.	Appoint the auditor

4.	Consider an advisory resolution on the approach to executive compensation disclosed in the management proxy circular

5.	Consider the shareholder proposals set out on pages 58 to 60 of this management proxy circular

6.	Consider any other business which may properly come before the meeting

You can read about each item of business beginning on page 6 of the management proxy circular.

Holders of common shares on February 1, 2018 are eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) restrictions. There were 1,845,175,360 common shares of The Toronto-Dominion Bank outstanding on February 1, 2018.

Your vote is important. If you cannot attend the meeting, you are encouraged to vote your shares. To ensure your vote is counted, proxies must be received by the bank’s transfer agent or corporate secretary at least 24 hours prior to the meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 2 of the management proxy circular.

By order of the Board of Directors

Rasha El Sissi

Vice President and Corporate Secretary

Toronto, Ontario, Canada

February 1, 2018

Dear shareholders,

Please join us at our 162nd annual meeting of common shareholders in Toronto on March 29, 2018.

We look forward to the annual meeting as an opportunity to review the accomplishments and challenges of the past year, discuss the year ahead, and hear directly from our shareholders.

We encourage you to read this management proxy circular and vote your shares, regardless of whether or not you attend the meeting in person. This circular describes the business to be conducted at the meeting and provides you, our shareholders, with information on the bank’s approach to executive compensation and to corporate governance. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular and also in the enclosed form of proxy or voting instruction form.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend in person, there are other ways that you can watch the meeting:

•	Live Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor-relations/ir-homepage/annual-meetings/2018/index.jsp

•	Replay: A recorded version of the meeting will be available on our website following the meeting at www.td.com/investor-relations/ir-homepage/annual-meetings/2018/index.jsp

We look forward to hearing directly from shareholders at our meeting on March 29th and hope that you will be able to participate.

Sincerely,

Brian M. Levitt Chairman of the Board	Bharat B. Masrani Group President and Chief Executive Officer

TD is committed to communicating effectively and responsively with shareholders, other interested parties and the public. TD offers shareholders several ways to communicate directly with the independent directors through the chairman of the board, including by email c/o TD Shareholder Relations at tdshinfo@td.com. Emails from shareholders expressing an interest in communicating directly with the independent directors will be provided to the chairman.

MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

All information in this management proxy circular (the circular) is as of January 29, 2018, and all dollar amounts are in Canadian dollars, unless otherwise stated. In this circular, the bank and TD refer to The Toronto-Dominion Bank, you and your refer to holders of the bank’s common shares, and common shares and shares refer to the bank’s common shares.

Financial information about the bank is found in our comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2017 (MD&A). Financial information and additional information about the bank are available on the bank’s website (www.td.com), SEDAR (www.sedar.com), and on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov), or can be obtained free of charge on request from TD Shareholder Relations using the contact information on page 85 of this circular.

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VOTING INFORMATION

PROXY SOLICITATION

You received this circular in connection with management’s solicitation of proxies for the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of annual meeting accompanying this circular. The bank is soliciting proxies primarily by mail, and you may also be contacted by telephone, in writing or in person by directors, officers and employees of the bank. The bank has retained D.F. King to help us with this process, at an estimated cost of $34,000. The Bank pays the costs associated with soliciting proxies.

WHO CAN VOTE

On February 1, 2018, the date for determining which shareholders are entitled to vote at the meeting, there were 1,845,175,360 outstanding common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) (the Bank Act) restrictions. Shares cannot be voted if they are beneficially held by:

•	the Government of Canada or any of its agencies

•	the government of a province of Canada or any of its agencies

•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•	any person or entity who has acquired more than 10% of the common shares without approval in accordance with Bank Act provisions

In addition, no person or entity may cast votes in respect of any shares beneficially owned by the person, or by any entity controlled by that person, that represent, in the aggregate, more than 20% of the eligible votes.

Management and the board are not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares.

HOW MANY VOTES DO YOU GET

You are entitled to one vote for each common share registered in your name or beneficially owned by you on February 1, 2018, subject to the restrictions described above.

HOW TO VOTE

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. Most of the bank’s shareholders are ‘beneficial owners’ who are non-registered shareholders.

	Beneficial Owners	Registered Shareholders
Type of shareholder

You are a beneficial owner if your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore do not have the shares registered in your own name. You may vote in person at the meeting or appoint another person, called a proxyholder, to attend the meeting and vote on your behalf (see “Appointing a Different Proxyholder” below for details).

For your shares to be voted, carefully follow the instructions on the voting instruction form that you have received from your intermediary in the package containing this circular.

You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System (DRS) in the United States. You may vote in person at the meeting or appoint another person, called a proxyholder, to attend the meeting and vote on your behalf (see “Appointing a Different Proxyholder” below for details).

Carefully follow the instructions on the form of proxy that you have received in the package containing this circular.

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	Beneficial Owners	Registered Shareholders
To vote in person at the meeting	Either: (a) insert your name in the space provided or mark the appropriate box on the enclosed voting instruction form to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise permitted by your intermediary; or (b) if available, go to www.proxyvote.com and enter your control number listed on the enclosed voting instruction form and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting. Please register with the bank’s transfer agent, AST Trust Company (Canada) (AST), when you arrive at the meeting.	Do not complete the form of proxy or return it. Please register with the bank’s transfer agent, AST, when you arrive at the meeting.
To vote by proxy if you do not wish to attend the meeting	Either: (a) complete the enclosed voting instruction form and return it in the envelope provided or as otherwise permitted by your intermediary; (b) if available, go to www.proxyvote.com and enter your control number listed on the enclosed voting instruction form and follow the instructions on the voting site; or (c) if available, vote by using your mobile data device, or by telephone or facsimilie by following the instructions on the enclosed voting instruction form. You can either mark your voting instructions in the voting section of the form or appoint a proxyholder to attend the meeting and vote your shares for you (see “Appointing a Different Proxyholder” below for details).

Complete and sign the enclosed form of proxy or another legal form of proxy and return the form in the envelope provided or as otherwise indicated on the form of proxy (see “Appointing a Different Proxyholder” below for details).

You also have the option to vote online by either going to:

(a) www.astvotemyproxy.com (if you hold a share certificate); or

(b) www.investorvote.com/TDM (if you hold your shares via the DRS),

and following the instructions on the enclosed form of proxy.

If available, you may also vote by email or facsimilie by following the instructions on the enclosed form of proxy.

Returning the Form	AST must receive your voting instructions from your intermediary at least 24 hours prior to the meeting. Therefore, your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline.

You may return your completed form of proxy by mail or hand delivery to the bank’s corporate secretary, c/o Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 12th Floor, Toronto, Ontario M5K 1A2.

Proxies must be received at least 24 hours prior to the meeting.

Changing your vote	Please contact your intermediary for instructions on how to revoke your voting instructions.

If you have signed and returned the enclosed form of proxy or another legal form of proxy, you may revoke it by delivering written notification to the bank’s corporate secretary in any of the ways indicated on the enclosed form of proxy not later than 5:00 p.m. (Eastern) on March 28, 2018 or to the chairman of the meeting before the start of the meeting or in any other way permitted by law. Your written notification must state clearly that you wish to revoke the proxy.

If you voted on-line and you wish to change your voting instructions, please go to either: (a) or (b) below and vote again using your control number.

(a) www.astvotemyproxy.com (if you hold a share certificate); or

(b) www.investorvote.com/TDM (if you hold your shares via the DRS).

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APPOINTING A DIFFERENT PROXYHOLDER

You can appoint a different proxyholder if you are a registered shareholder or beneficial owner. The persons named as proxyholders in the enclosed form of proxy or voting instruction form are directors and/or officers of the bank. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by AST or the bank’s corporate secretary at least 24 hours before the meeting. Contact information for the bank’s transfer agent is provided on page 85 of this circular. Contact information for the corporate secretary is set out above under the heading “Registered Shareholders – Returning the Form”.

Registered Shareholders	Beneficial Owners (Canada only)	Beneficial Owners (U.S. only)

Insert the person’s name in the blank space provided in the form of proxy or complete another legal form of proxy.

Deliver the proxy in the envelope provided or as otherwise indicated on the form of proxy.

Insert the person’s name in the blank space provided in the voting instruction form provided by your intermediary.

Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.

Check the box “To attend the meeting and vote these shares in person” on the voting instruction form provided by your intermediary, thereby requesting a legal proxy to be sent to you.

Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.

In the legal proxy that is sent to you, appoint a designate to attend the meeting and vote your shares in person.

Your proxyholder must attend the meeting in person in order for your vote to be taken.

HOW YOUR PROXY WILL BE VOTED

If you are eligible to vote and you have properly voted, the proxyholder will be required to vote your common shares in accordance with your instructions. For the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD; for the advisory vote on the approach to executive compensation, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

If you appoint the persons designated in the enclosed form of proxy or voting instruction form as the proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

•	FOR the election of each nominee set out under the heading “Director Nominees”;

•	FOR the appointment of Ernst & Young LLP as auditor;

•	FOR the approach to executive compensation disclosed in the “Report of the Human Resources Committee (HRC)” and “Approach to Executive Compensation” sections of this circular; and

•	AGAINST each shareholder proposal set out on pages 58 to 60.

SHAREHOLDER APPROVAL

A simple majority of the votes cast, in person or by proxy, will constitute approval of each matter specified in this circular.

AMENDMENTS TO MATTERS RAISED OR NEW MATTERS BROUGHT BEFORE THE MEETING

The enclosed form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in his or her discretion.

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VOTING CONFIDENTIALITY

To keep your vote confidential, proxies are counted and tabulated by AST. Proxies are only submitted to the bank when legally necessary or when a shareholder clearly intends to communicate comments to management or the board. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.

VOTING RESULTS

Voting results of the meeting will be available shortly after the meeting on the bank’s website (www.td.com/investor) and at www.sedar.com and www.sec.gov.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

The bank offers electronic delivery (e-delivery) of shareholder materials, including this circular for beneficial owners and registered shareholders. Shareholders who have enrolled in e-delivery will be notified via e-mail when documents are made available, at which time they can be viewed and/or downloaded from www.td.com/investor. How you enroll depends on whether you are a beneficial or registered shareholder. The chart below outlines the process by which shareholders can sign-up for e-delivery.

	Before the Meeting	After the Meeting
Registered Shareholders (Certificate)	Go to www.astvotemyproxy.com and use the control number provided on your form of proxy.	Sign-up for e-delivery at https://ca.astfinancial.com/edelivery or by contacting AST (contact information is provided on page 85 of this circular) for further instructions.
Registered Shareholders (DRS)	Go to www.investorvote.com/TDM and use the control number provided on your form of proxy.	Sign-up for e-delivery at www.computershare.com/investor or by contacting Computershare (contact information is provided on page 85 of this circular) for further instructions.
Beneficial Owners	Go to www.proxyvote.com and use the control number provided on your voting instructions form.	Contact your intermediary for a unique enrollment number and further instructions.

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BUSINESS OF THE MEETING

RECEIVE FINANCIAL STATEMENTS

The bank’s comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2017 (the 2017 MD&A), together with the auditor’s report on those statements, will be presented to the bank’s shareholders at the meeting. These documents are included in the bank’s 2017 annual report, which has been mailed to shareholders with this circular and is available at www.td.com, www.sedar.com, and in the bank’s annual report on Form 40-F at www.sec.gov.

ELECT DIRECTORS

The 14 nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee. Information about each nominated director can be found in the “Director Nominees” section of this circular. The bank’s majority voting policy is located in Schedule A to this circular.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the nominees listed in the “Director Nominees” section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).

The board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading “Director Nominees”.

APPOINT AUDITOR

The audit committee of the board of directors has assessed the performance and independence of Ernst & Young LLP (EY) and the board recommends that EY be reappointed as auditor of the bank (the shareholders’ auditor) until the close of the next annual shareholders’ meeting. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of EY as the shareholders’ auditor. EY was appointed as the shareholders’ auditor for the year ended October 31, 2017, in accordance with the Bank Act and the recommendation by the audit committee, and has been the bank’s sole independent external auditor since the beginning of the year ended October 31, 2006. A representative of EY will be in attendance at the meeting and available to answer your questions.

The board recommends that you vote FOR the appointment of Ernst & Young LLP as auditor.

PRE-APPROVAL POLICIES AND SHAREHOLDERS’ AUDITOR SERVICE FEES

The bank’s audit committee has implemented a policy restricting the services that may be performed by the shareholders’ auditor to and for the bank, its subsidiaries and entities over which it has significant influence. Any service to be performed by the shareholders’ auditor must be permitted by law and the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders’ auditor service fees, see the bank’s 2017 annual information form (www.td.com/investor/other.jsp or www.sedar.com).

The fees paid to EY, the current shareholders’ auditor, for services performed during the past three fiscal years are detailed in the table below.

	Fees Paid to Ernst & Young LLP
($ millions)	2017	2016	2015
Audit fees(1)	24.2	22.2	22.2
Audit-related fees(2)	1.6	1.6	2.6
Tax fees(3)	2.4	2.6	2.8
All other fees(4)	2.0	1.5	0.9
Total	30.2	27.9	28.5

(1)

Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

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(2)

Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose entities administered by the bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; attest services in connection with mergers and acquisitions including audit procedures related to opening balance sheet and purchase price allocation; application and general controls reviews; interpretation of accounting, tax and reporting standards; attest services that are not required by statute or regulation; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.

(3)

Tax fees comprise: general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.

(4)

All other fees include fees for insolvency and viability matters, limited to cases in which the bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for: reports on control procedures at a service organization; audit and tax services for SEC-registered funds, subject to the SEC investment company complexes rules; database for tax compliance; benchmark studies; regulatory advisory services; and performance and process improvement services.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. These sections describe the role of the human resources committee of the board of directors (HRC) in overseeing compensation at the bank, as well as the bank’s executive compensation principles and the key design features of compensation plans for executives.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections located on pages 22 to 33 of the management proxy circular.”

While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. If a significant number of the shares represented at the meeting are voted against the advisory resolution, the chairman of the board will oversee a process to better understand opposing shareholders’ specific concerns. The HRC will then review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders’ meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders’ meeting.

The board recommends that you vote FOR the approach to executive compensation.

SHAREHOLDER PROPOSALS

Shareholder proposals submitted for consideration at the meeting are set out on pages 58 to 60 of this circular. If these proposals are put forward at the meeting, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote AGAINST each of these proposals.

The board recommends that you vote AGAINST each shareholder proposal set out on pages 58 to 60 of this circular. The board’s reasons for opposing each proposal are also set out on pages 58 to 60 of this circular.

In order to be considered at next year’s annual shareholders’ meeting, proposals, including director nominations under the bank’s proxy access policy (which is available on the bank’s website), must be received by November 3, 2018. Proposals should be sent to the Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 12th Floor, Toronto, Ontario M5K 1A2, or by email to tdshinfo@td.com or facsimile to 416-982-6166.

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DIRECTOR NOMINEES

Fourteen director nominees are proposed for election to the board of directors at the meeting.

Independence		Gender		Tenure
Independent	93%	Female	36%	0-5 years	50%
Non-Independent	7%	Male	64%	6-10 years	36%
				11-15 years	14%

INDEPENDENCE

Thirteen of the nominees proposed for election, including the chairman of the board, are independent – they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Bharat Masrani is not independent because of his role as Group President and Chief Executive Officer of the bank.

TENURE AND GENDER DIVERSITY

The average tenure of our nominees is 5.9 years. The distribution of tenures shown in the table above provides a balance between fresh perspectives and experience and organizational knowledge acquired over time. You can read more about our Retirement Age and Term Limits on page 76 of this circular.

The board has a goal that women and men each comprise at least 30% of the board’s independent directors. Thirty eight percent of the independent nominees are female. You can read more about gender diversity on pages 73 and 74 of this circular.

COMPETENCIES AND SKILLS/EXPERIENCES

The nominees have been selected based on their ability to make a valuable contribution to the board. The bank believes the nominees have the right mix of experience, expertise and personal attributes to enable the board and its committees to carry out their wide-ranging responsibilities. Details regarding the competencies of the independent nominees are described under the heading “Key Areas of Expertise/Experience” below and information regarding the board’s approach to its composition, director nominations and board renewal are described in Schedule A to this circular.

DIRECTOR PROFILES

The profiles below provide important information on each director nominee, including information about their experience, expertise, principal place of residence and current bank equity ownership (consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share, as described in greater detail on page 15) credited to each nominee as part of their compensation). The total equity value and amount by which each nominee’s bank equity ownership exceeds the nominee’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirement” in the “Director Compensation” section of this circular.

William E. Bennett Age: 71 Chicago, IL, USA Independent Director since May 2004 Results of 2017 vote: 99.6% in favour Designated Audit Committee Financial Expert(1)

Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett is the former Chief Credit Officer of First Chicago Corporation and its principal subsidiary First National Bank of Chicago. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Legal/Regulatory		• Risk Management
	• Financial Services			• Operational Excellence
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board Audit Corporate Governance Risk (chair) Combined Total		9 of 9 8 of 8 6 of 6 10 of 10 33 of 33	100% 100% 100% 100% 100%	• Capital Power Corporation (2009 – 2015)
Equity Ownership
	Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)
	2018	500	99,671	100,171	$7,377,594	$6,732,594	11.44
	2017	500	93,245	93,745	$6,207,794	$5,562,794	9.62

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Amy W. Brinkley Age: 62 Charlotte, NC, USA Independent Director since September 2010 Results of 2017 vote: 99.8% in favour

Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, an executive advising and risk management consulting firm. She is the former Global Risk Executive at Bank of America and was a director of the Institute of International Finance, Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina. She also serves as a commissioner for the Carolinas Healthcare System.

Key Areas of Expertise/Experience
	• Financial Services			• Operational Excellence		• Talent Management & Executive Compensation
	• Legal/Regulatory			• Risk Management
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board Human Resources Risk Combined Total		9 of 9 7 of 7 10 of 10 26 of 26	100% 100% 100% 100%	• Carter’s, Inc. (2010 – present) • Roper Technologies, Inc. (2015 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)
	2018	2,400	42,493	44,893	$3,306,369	$2,661,369	5.13
	2017	2,400	36,735	39,135	$2,591,520	$1,946,520	4.02

Brian C. Ferguson Age: 61 Calgary, AB, Canada Independent Director since March 2015 Results of 2017 vote: 98.8% in favour Designated Audit Committee Financial Expert(1)

Mr. Ferguson is a Corporate Director. He is the former President & Chief Executive Officer of Cenovus Energy Inc., a Canadian integrated oil company, a position he held from December 2009 to November 2017. Prior to that, Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds an undergraduate degree in commerce from the University of Alberta. Mr. Ferguson is a Fellow of Chartered Professional Accountants Alberta.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Corporate Responsibility		• Risk Management
	• Capital Markets/Treasury			• Government/Public Affairs
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board Audit Combined Total		9 of 9 6 of 8 15 of 17	100% 75% 89%	• Cenovus Energy Inc. (2009 – 2017)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(2) (5)
	2018	3,566	12,351	15,917	$1,172,287	$527,287	1.82
	2017	1,066	8,640	9,706	$ 642,731	($ 2,269)	0.99

Colleen A. Goggins Age: 63 Princeton, NJ, USA Independent Director since March 2012 Results of 2017 vote: 99.8% in favour

Ms. Goggins is a Corporate Director. She was the Worldwide Chairman, Consumer Group at Johnson & Johnson and a member of its Executive Committee from 2001 to 2011. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master’s degree in management from the Kellogg School of Management, Northwestern University.

Key Areas of Expertise/Experience
	• Corporate Responsibility			• Operational Excellence		• Talent Management & Executive Compensation
	• Marketing/Brand Awareness			• Risk Management
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)(6)
	Board Risk Combined Total		9 of 9 10 of 10 19 of 19	100% 100% 100%	• Bayer AG (2017 – present) • IQVIA (2017 – present) (formerly Quintiles IMS Holdings, Inc.) • Valeant Pharmaceuticals International Inc. (2014 – 2016)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)
	2018	6,800	27,680	34,480	$2,539,452	$1,894,452	3.94
	2017	6,800	23,447	30,247	$2,002,956	$1,357,956	3.10

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Mary Jo Haddad Age: 62 Oakville, ON, Canada Independent Director since December 2014 Results of 2017 vote: 99.8% in favour

Ms. Haddad is a Corporate Director. She was the President and Chief Executive Officer of The Hospital for Sick Children, Toronto from November 2004 to December 2013. Ms. Haddad holds an undergraduate degree from the Faculty of Nursing at the University of Windsor; a master’s degree in health science from the University of Toronto, and honorary doctorates in law from Ryerson University, the University of Ontario Institute of Technology, and the University of Windsor.

Key Areas of Expertise/Experience
	• Government/Public Affairs			• Risk Management		• Technology Management
	• Operational Excellence			• Talent Management & Executive Compensation
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)(7)
	Board Human Resources Combined Total		9 of 9 7 of 7 16 of 16	100% 100% 100%	• Telus Corporation (2014 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(2) (5)
	2018	100	11,861	11,961	$880,928	$235,928	1.37
	2017	100	9,086	9,186	$608,297	($ 36,703)	0.94

Jean-René Halde Age: 69 Saint-Laurent, QC, Canada Independent Director since December 2015 Results of 2017 vote: 99.8% in favour

Mr. Halde is a Corporate Director. He was the President and Chief Executive Officer of the Business Development Bank of Canada from June 2005 to June 2015. Prior to June 2005, Mr. Halde held chief executive officer positions at several leading companies, including Metro-Richelieu Inc., Culinar Inc., and Livingston Group Inc. Mr. Halde holds an undergraduate degree from the Collège Saint-Marie, a master’s degree in Economics from the University of Western Ontario, and a master’s degree in business administration from the Harvard Business School.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Government/Public Affairs		• Risk Management
	• Financial Services			• Marketing/Brand Awareness
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board Audit Combined Total		9 of 9 8 of 8 17 of 17	100% 100% 100%	• D-BOX Technologies Inc. (2018 – present) • Rona Inc. (2015 – 2016)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(2) (5)
	2018 2017	2,000 2,000	8,772 5,290	10,772 7,290	$793,358 $482,744	$148,358 ($162,256)	1.23 0.75

David E. Kepler Age: 65 Sanford, MI, USA Independent Director since December 2013 Results of 2017 vote: 99.8% in favour

Mr. Kepler is a Corporate Director. He was an Executive Vice President of The Dow Chemical Company, a chemical, plastics and advanced materials manufacturer, from March 2008 to January 2015. As an Executive Vice President, Mr. Kepler had responsibility for Business Services, and was the Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Mr. Kepler holds an undergraduate degree in chemical engineering from the University of California, Berkeley, and serves as a trustee for the Berkeley Foundation.

Key Areas of Expertise/Experience
	• Corporate Responsibility			• Operational Excellence		• Technology Management
	• Legal/ Regulatory			• Risk Management
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board Risk Combined Total		9 of 9 10 of 10 19 of 19	100% 100% 100%	• Autoliv Inc. (2015 – present) • Teradata Corporation (2007 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)
	2018	6,909	10,189	17,098	$1,259,268	$614,268	1.95
	2017	6,610	8,412	15,022	$ 994,757	$349,757	1.54

10    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Brian M. Levitt Age: 70 Lac Brome, QC, Canada Independent Director since December 2008 Chairman since January 2011 Results of 2017 vote: 99.8% in favour

Mr. Levitt is the chairman of the board of directors of the bank. He is the former President and Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt also previously served in various executive and non-executive leadership positions at the law firm Osler, Hoskin & Harcourt LLP. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.

Key Areas of Expertise/Experience
	• Capital Markets/Treasury			• Government/Public Affairs		• Talent Management & Executive Compensation
	• Financial Services			• Legal/Regulatory
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board Corporate Governance (chair) Human Resources Combined Total		9 of 9 6 of 6 7 of 7 22 of 22	100% 100% 100% 100%	• Domtar Corporation (2007 – present) • Stelco Holdings Inc. (2017 – present) • TD Ameritrade Holding Corporation (2016 – present) • Talisman Energy Inc. (2013 – 2015)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)
	2018	30,000	83,962	113,962	$8,393,301	$7,118,301	6.58
	2017	30,000	75,030	105,030	$6,955,087	$5,680,087	5.45

Alan N. MacGibbon Age: 61 Oakville, ON, Canada Independent Director since April 2014 Results of 2017 vote: 99.8% in favour Designated Audit Committee Financial Expert(1)

Mr. MacGibbon is a Corporate Director. He was Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012 and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013 and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Risk Management		• Technology Management
	• Financial Services			• Talent Management & Executive Compensation
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board Audit (chair) Corporate Governance Risk Combined Total		9 of 9 8 of 8 6 of 6 10 of 10 33 of 33	100% 100% 100% 100% 100%	• CAE Inc. (2015 – present)
Equity Ownership
	Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)
	2018	4,044	23,490	27,534	$2,027,879	$1,382,879	3.14
	2017	4,044	17,428	21,472	$1,421,876	$ 776,876	2.20

Karen E. Maidment Age: 59 Cambridge, ON, Canada Independent Director since September 2011 Results of 2017 vote: 99.7% in favour

Ms. Maidment is a Corporate Director. Ms. Maidment was the Chief Financial and Administrative Officer of BMO Financial Group from 2007 to 2009 and also served as the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Prior to that, she held several executive positions, including Chief Financial Officer, with Clarica Life Insurance Company. Ms. Maidment holds an undergraduate degree in commerce from McMaster University. Ms. Maidment is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Key Areas of Expertise/Experience
	• Capital Markets/Treasury			• Insurance		• Talent Management & Executive Compensation
	• Financial Services			• Risk Management
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board Corporate Governance Human Resources (chair) Risk Combined Total		9 of 9 6 of 6 6 of 7 9 of 10 30 of 32	100% 100% 86% 90% 94%	• TD Ameritrade Holding Corporation (2010 – present) • TransAlta Corporation (2010 – 2015)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)
	2018	11,590	35,139	46,729	$3,441,591	$2,796,591	5.34
	2017	11,590	29,995	41,585	$2,753,759	$2,108,759	4.27

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Bharat B. Masrani Age: 61 Toronto, ON, Canada Non-Independent(8) Director since April 2014 Results of 2017 vote: 99.8% in favour

Mr. Masrani is the Group President and Chief Executive Officer of the bank. From July 2013 to October 2014, Mr. Masrani was the Chief Operating Officer of the bank. Prior to July 2013, he was Group Head, U.S. Personal and Commercial Banking of the bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. Mr. Masrani holds an undergraduate degree in administrative studies from York University and a master’s degree in business administration from the Schulich School of Business, York University.

	Key Areas of Expertise/Experience
	• Financial Services				• Operational Excellence	• Talent Management & Executive Compensation
	• Government/Public Affairs				• Risk Management
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board		9 of 9	100%	• TD Ameritrade Holding Corporation (2013 – present)
	Equity Ownership				For required and actual share ownership as an executive, see “Share Ownership Requirements” on pages 28 and 38.
	Year(2)	Common Shares	DSUs(9)		Total Common Shares and DSUs
	2018	617,463	266,290		883,753
	2017	617,445	257,167		874,612

Irene R. Miller Age: 65 New York, NY, USA Independent Director since May 2006 Results of 2017 vote: 99.6% in favour Designated Audit Committee Financial Expert(1)

Ms. Miller is the Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Ms. Miller is the former Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller previously held senior investment banking and corporate finance positions with Morgan Stanley & Co. and Rothschild Inc., respectively. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Financial Services		• Risk Management
	• Capital Markets/Treasury			• Marketing/Brand Awareness
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board Audit Combined Total		9 of 9 8 of 8 17 of 17	100% 100% 100%	• TD Ameritrade Holding Corporation (2015 – present) • Coach, Inc. (2001 – 2014) • Inditex, S.A. (2001 – 2016)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)
	2018	20,000	75,707	95,707	$7,048,821	$6,403,821	10.93
	2017	20,000	69,800	89,800	$5,946,556	$5,301,556	9.22

Nadir H. Mohamed Age: 61 Toronto, ON, Canada Independent Director since April 2008(10) Results of 2017 vote: 99.8% in favour

Mr. Mohamed is a Corporate Director. He was the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from March 2009 to December 2013. Prior to that, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants British Columbia.

Key Areas of Expertise/Experience
	• Capital Markets/Treasury			• Operational Excellence		• Technology Management
	• Marketing/Brand Awareness			• Talent Management & Executive Compensation
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)
	Board Human Resources Combined Total		9 of 9 7 of 7 16 of 16	100% 100% 100%

• Alignvest Acquisition II Corporation (2017 – present)

• Cineplex Inc. (2017 – present)

• Trilogy International Partners Inc. (2015 – present)

(formerly Alignvest Acquisition Corporation)

• Rogers Communications Inc. (2005 – 2013)

Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)
	2018	6,600	51,979	58,579	$4,314,343	$3,669,343	6.69
	2017	6,600	47,210	53,810	$3,563,298	$2,918,298	5.52

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Claude Mongeau Age: 56 Montreal, QC, Canada Independent Director since March 2015 Results of 2017 vote: 98.3% in favour Designated Audit Committee Financial Expert(1)

Mr. Mongeau is a Corporate Director. He was the President and Chief Executive Officer of Canadian National Railway Company, a North American railroad and transportation company, from January 2010 to June 2016. Prior to that, Mr. Mongeau was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Mr. Mongeau holds an undergraduate degree in psychology from the University of Quebec and a master’s degree in business administration from McGill University.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Corporate Responsibility		• Operational Excellence
	• Capital Markets/Treasury			• Government/Public Affairs
	Board and Committee Meeting Attendance for Fiscal 2017				Other Public Company Directorships (for past five years)(7)(11)
	Board Audit Combined Total		9 of 9 8 of 8 17 of 17	100% 100% 100%	• Cenovus Energy Inc. (2016 – present) • Telus Corporation (2017 – present) • Canadian National Railway Company (2009 – 2016) • SNC-Lavalin Group Inc. (2003 – 2015)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)
	2018	36,547	11,920	48,467	$3,569,595	$2,924,595	5.53
	2017	36,547	8,331	44,878	$2,971,821	$2,326,821	4.61

(1)	As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.
(2)

Common share and DSU equity ownership amounts for 2018 are as of January 29, 2018. Common share and DSU equity ownership amounts for 2017 are as of January 26, 2017. The total equity value and amount by which it exceeds the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. For fiscal 2018 and 2017, the SOR requirement for the Chairman of the board is $1,275,000 and for independent directors is $645,000.

(3)

Mr. Bennett’s total DSUs includes DSUs earned in respect of service on the boards of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. for 2017 and 2018. Ms. Brinkley’s total DSUs include DSUs earned in respect of service on the board of TD Group US Holdings LLC for 2017 and 2018. Mr. MacGibbon’s total DSUs include DSUs earned in respect of service on the boards of TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. for 2017 and 2018.

(4)	For 2018 and 2017, respectively, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 29, 2017 ($73.65) and December 30, 2016 ($66.22).
(5)	Directors have five years from their respective first election date to meet the SOR.
(6)

Ms. Goggins was, prior to June 14, 2016, a director of Valeant Pharmaceuticals International, Inc. (Valeant). Management cease trade orders were issued for directors and officers of Valeant by the Autorité des Marchés financiers (Quebec) while Ms. Goggins was a director of Valeant. These orders were effective from March 31, 2016 to April 29, 2016 and from May 17, 2016 to June 8, 2016.

(7)	Director nominees who serve on other boards together, other than TD Ameritrade Holding Corporation, are Ms. Haddad and Mr. Mongeau, who are directors of Telus Corporation.
(8)

Because of his position, Mr. Masrani, Group President and Chief Executive Officer of the bank, is not considered “independent” under bank policy or the Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and is “affiliated” under the Bank Act.

(9)

Mr. Masrani’s DSUs total includes vesting share units (VSUs), which are comparable to DSUs and all of which have previously vested. Mr. Masrani held a total of 99,684 VSUs as of January 26, 2017 and 103,220 VSUs as of January 29, 2018. Additional details on VSUs can be found on page 54.

(10)

Although Mr. Mohamed will have served on the board for 10 years at the expiry of the annual meeting, on the recommendation of the corporate governance committee, the board proposes that Mr. Mohamed should be eligible to be nominated for annual re-election for up to an additional 5 years based on the extensive experience he brings to the board. The board strives to find a balance between a fresh perspective and the experience that is required for a complex banking organization. In that regard Mr. Mohamed brings great insight and expertise to the board based on his significant leadership experience. Mr. Mohamed was not engaged in discussions nor did he vote on the motion for his term extension at the board meeting.

(11)

Mr. Mongeau was, prior to August 10, 2009, a director of Nortel Networks Corporation and Nortel Networks Limited, each of which initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (Canada) on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

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Key Areas of Expertise/Experience

All of our directors have broad experience and expertise acquired from senior level involvement in major organizations. As a result, each director has significant expertise in strategic leadership and governance. In addition, the following chart consolidates the five “key areas of expertise/experience” set out above for each independent director nominee.

Skills/Experience
Director	Audit/Accounting	Capital Markets/ Treasury	Corporate Responsibility	Financial Services	Government/ Public Affairs	Insurance	Legal/Regulatory	Marketing/ Brand Awareness	Operational Excellence	Risk Management	Talent Management & Executive Compensation	Technology Management
William E. Bennett	✓			✓			✓		✓	✓
Amy W. Brinkley				✓			✓		✓	✓	✓
Brian C. Ferguson	✓	✓	✓		✓					✓
Colleen A. Goggins			✓					✓	✓	✓	✓
Mary Jo Haddad					✓				✓	✓	✓	✓
Jean-René Halde	✓			✓	✓			✓		✓
David E. Kepler			✓				✓		✓	✓		✓
Brian M. Levitt		✓		✓	✓		✓				✓
Alan N. MacGibbon	✓			✓						✓	✓	✓
Karen E. Maidment		✓		✓		✓				✓	✓
Irene R. Miller	✓	✓		✓				✓		✓
Nadir H. Mohamed		✓						✓	✓		✓	✓
Claude Mongeau	✓	✓	✓		✓				✓

Board and Committee Meeting Attendance

During the 12-months ended October 31, 2017, the board held nine regularly scheduled meetings. In addition, directors from time to time attend other committee meetings by invitation. The bank’s directors collectively attended 99% of all board and applicable committee meetings during fiscal 2017. All nominees who are currently directors attended more than 75% of total eligible board and committee meetings during fiscal 2017. Each director nominee’s attendance at board and applicable committee meetings during fiscal 2017 is set out in each of the “Director Profiles” in the “Director Nominees” section of this circular.

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DIRECTOR COMPENSATION

Director compensation is structured to compensate directors appropriately for their time and effort overseeing the effective operation of the bank and to align directors’ interests with those of shareholders. All of the bank’s directors devote considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. In addition, the chairman and committee chairs engage regularly with the bank’s regulators to engender trust and confidence in the quality of the board’s governance and effective oversight of the bank, as well as to clarify expectations, seek guidance, and discuss issues. The bank believes in a simple, easy to understand director compensation structure and, as such, directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank. The board’s corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market, and reviews compensation on a biennial basis. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.

ELEMENTS OF DIRECTOR COMPENSATION

The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2017. Mr. Masrani does not receive any compensation for serving as a director because he is compensated in his role as Group President and Chief Executive Officer of the bank.

Annual Cash Retainer	2017
Chairman of the board(1)	$212,500
Other directors(2)	$107,500
Equity Award (3)
Chairman of the board	$212,500
Other directors	$107,500
Additional Committee Membership Fees
Chair of a board committee(4)	$50,000
Additional committee memberships(5)	$15,000
Special board and committee meeting fee(6)	$1,500
(1)	Does not receive any committee or special meeting fees.
(2)	Includes compensation for serving on one committee.
(3)	Subject to board approval, directors may receive an equity award paid in the form of DSUs.
(4)	A minimum of 50% of committee chair fees are paid in DSUs.
(5)	Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.
(6)	For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings, which are typically held at the bank’s head office in Toronto: $10,000 for directors with a principal residence in Quebec, $20,000 for directors with a principal residence outside Ontario or Quebec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of his or her city of principal residence.

In addition, for acting as the audit committee of the bank’s Canadian federally regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.

Under the bank’s Outside Director Share Plan, a non-employee director may elect to receive all or a portion of his or her annual cash fees in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.

The bank does not issue stock options as part of director compensation.

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DIRECTOR SHARE OWNERSHIP REQUIREMENT

Under the bank’s director share ownership requirement, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ share ownership requirement.

Directors have five years from their first election date to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the share ownership requirement has been achieved. Directors who are also officers of the bank are subject to separate share ownership requirements, as described in the “Approach to Executive Compensation” section of this circular.

The share ownership requirements for non-employee directors are:

•	Chairman of the board: 6 x annual cash retainer (6 x $212,500 = $1,275,000)

•	Other directors: 6 x annual cash retainer (6 x $107,500 = $645,000)

Each of the bank’s non-employee directors has satisfied the share ownership requirement. Each director’s share ownership is set out in the “Director Nominees” section of this circular.

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to non-employee directors during fiscal 2017.

	Fees Earned
Name(1)	Annual Cash Retainer ($)	Additional Committee ($)	Special Meetings(2) ($)	Committee Chairman ($)	Travel Allowance ($)	Total Annual Fees(3) ($)	Share- based Awards(4) ($)	All Other Compen- sation(5) ($)	Total(6) ($)
William E. Bennett(7)	107,500	15,000	2,500	50,000	20,000	195,000	107,500	321,346	623,846
Amy W. Brinkley(8)	107,500	15,000	—	—	20,000	142,500	107,500	55,000	305,000
Brian C. Ferguson	107,500	—	—	—	20,000	127,500	107,500	—	235,000
Colleen A. Goggins	107,500	—	—	—	20,000	127,500	107,500	—	235,000
Mary Jo Haddad	107,500	—	—	—	—	107,500	107,500	—	215,000
Jean-René Halde	107,500	—	2,500	—	10,000	120,000	107,500	—	227,500
David E. Kepler	107,500	—	—	—	20,000	127,500	107,500	—	235,000
Brian M. Levitt	212,500	—	—	—	10,000	222,500	212,500	—	435,000
Alan N. MacGibbon(7)	107,500	15,000	5,000	50,000	—	177,500	107,500	301,732	586,732
Karen E. Maidment	107,500	15,000	—	50,000	—	172,500	107,500	—	280,000
Irene R. Miller	107,500	—	2,500	—	20,000	130,000	107,500	—	237,500
Nadir H. Mohamed	107,500	—	—	—	—	107,500	107,500	—	215,000
Claude Mongeau	107,500	—	2,500	—	10,000	120,000	107,500	—	227,500

(1)

Details of compensation received by Mr. Masrani, as Group President and Chief Executive Officer, for fiscal 2017 are provided in the “Summary Compensation Table” on page 43 of this circular. Mr. Masrani does not appear in this table as he was an employee-director and named chief executive officer of the bank in fiscal 2015. Mr. Masrani did not receive any compensation for serving as director of the bank or on any bank subsidiary boards (TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.).

(2)

Amounts reported in the “Special Meetings” column were paid to members of the audit committee for acting as the audit committee of the bank’s Canadian federally regulated financial institution subsidiaries and insurance subsidiaries. No other amounts were paid in respect of special board or committee meetings held in fiscal 2017.

(3)	Amounts reported in the “Total Annual Fees” column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Committee Chair Fees	Other Annual Fees
William E. Bennett	100% Cash	50% Cash	100% Cash
David E. Kepler	100% Cash	N/A	100% Cash
Mary Jo Haddad	40% Cash	N/A	40% Cash

(4)

DSUs awarded on December 12, 2017 relate to the period from November 1, 2017 to October 31, 2018. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date.

(5)

The amount reported in the “All Other Compensation” column represents the fees paid for serving as a board member of certain bank subsidiaries. Directors of TD Group US Holdings LLC were paid an annual fee of $55,000 in fiscal 2017. Compensation arrangements for Directors of TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A included the following in 2017 as applicable: an annual cash retainer of US$72,500, an annual equity award of US$72,500, an additional committee membership fee for serving on two committees of US$10,000, risk and audit committee chair fees of US$35,000, and special meeting fees of US$1,500 per meeting in excess of 5 special meetings.

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The exchange rate used to convert U.S. dollars to Canadian dollars was the average month-end US/CDN closing exchange rate for the fiscal year using the Bank of Canada for the period November 2016 to April 2017 and WM/Reuters for the period May 2017 to October 2017 (C$1.3076 = US$1.00).

(6)	The total director compensation paid in fiscal 2017, which is comprised of the amounts disclosed in “Total Annual Fees” column and equity awarded on December 12, 2016, was $3,380,000.
(7)

The amount reported in the “All Other Compensation” column represents the fees paid to Mr. Bennett and Mr. MacGibbon for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

(8)	The amount reported in the “All Other Compensation” column represents director retainer fees paid to Ms. Brinkley for serving as a board member of the bank’s subsidiary TD Group US Holdings LLC.

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HUMAN RESOURCES COMMITTEE

LETTER TO SHAREHOLDERS

Dear Shareholder,

On behalf of the board of directors, the HRC oversees the bank’s approach to executive compensation, including the compensation decisions for the Chief Executive Officer (CEO) and members of the Senior Executive Team (SET). These executives participate in the Executive Compensation Plan, which is designed to reward executives for successfully executing the bank’s strategy, and for delivering long-term value to shareholders.

Our objective is to provide clear and comprehensive disclosure to allow you to make an informed decision when you cast your advisory vote on executive compensation (say-on-pay) at the meeting. We have been pleased with the high levels of support the bank has received on these votes to date (94.7% last year), and continue to believe that our approach as described in this circular is appropriate.

2017 BANK PERFORMANCE

2017 was a strong year for the bank and its shareholders, with the bank delivering record earnings reflecting the strength of our diverse business mix, brand, and growth strategy. Key highlights include:

•

Record reported earnings of $10.5 billion, an increase of $1.6 billion from 2016, and record adjusted earnings of $10.6 billion, an increase of $1.3 billion from 2016, driven by growth in all businesses;

•	Reported earnings per share (EPS) growth of 18% and adjusted EPS growth of 14%, in excess of the medium-term target of 7-10% adjusted EPS growth;

•	A dividend increase of 9% or 5 cents per share, the seventh consecutive year with a dividend increase;

•	Return on equity of 14.9%, an increase of more than 160 basis points from 2016;

•	Ranked #1 or #2 over the one, three, five and ten year time frames for Total Shareholder Return (TSR) among the Big 5 Canadian Retail Banks(1);

•

TD Canada Trust ranked first among the Big 5 Canadian Retail Banks(1) for “Customer Service Excellence”(2), “Online Banking Excellence”(3), “Mobile Banking Excellence”(4) and “ATM Banking Excellence”(5) according to Ipsos;

•	For the fourth year in a row, listed in the Dow Jones Sustainability World Index, the only Canadian bank to be included in 2017;

•	Recognized as one of Canada’s Best Diversity Employers (Globe and Mail) and one of the Top 50 Companies for Diversity in the U.S. (DiversityInc); and

•	Recognized as the safest bank in North America, and one of the world’s safest banks, by Global Finance.

In addition, the bank continued to make enhancements to mobile and digital capabilities, ranking first in Canadian mobile banking with the highest number of mobile unique visitors according to comScore, Inc.(6), and the TD mobile banking app ranked as the #1 Canadian banking app according to Silicon Valley-based App Annie.

2017 COMPENSATION FUNDING

When determining year-end funding under the Executive Compensation Plan, the committee considers bank performance against a number of key measures and targets that are established at the beginning of the year, as well as performance against the bank’s risk appetite and consideration of discretionary adjustments. The final result for 2017 was funding of 11.3% above target, 11.2% higher than the result in 2016. The table below provides a summary of the key measures used to determine the funding for the year (full details can be found starting on page 35 of the circular):

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Internal Measures(7)	2017 Target	2017 Adjusted Result(8)	Comment	Impact on Funding
Net Income After Tax (NIAT)	$9,553	$10,587	Results above target	+8.7%
Customer Experience(9)	43.8%	44.4%	Results above target	+0.6%
Relative Measures(10)			Comment	Impact on Funding
The bank assesses performance relative to peers on a comprehensive scorecard of adjusted metrics(8), including revenue growth, expense growth, efficiency ratio, NIAT growth, EPS growth, Return on Equity, and non-adjusted metrics, including TSR(11)			Results above median on 10 of 13 metrics reviewed, including: – 1 year TSR of 24.8% – 3 year TSR of 47.8% (top bank)	Above median position with adjustment of +2.5%
Risk Measure			Comment	Impact on Funding
Chief risk officer (CRO) review of performance against the risk appetite of the bank during the year with results presented to a joint session of the risk and human resources committees			TD was found to be in alignment with the risk appetite in 2017	No adjustment
Discretionary Adjustments			Comment	Impact on Funding
HRC review of material unanticipated or unexpected events that occurred during the year			Reduction to adjust for the impact of changes in foreign exchange rates during the year and the impact of the impairment charge relating to the sale of the Direct Investing business in Europe	-0.5%
Final Funding Factor				+11.3%

2017 CEO PERFORMANCE AND COMPENSATION

When determining the compensation for the CEO, we consider the target compensation that was established at the beginning of the year, the funding under the bank’s Executive Compensation Plan (as described above), as well as the overall performance of the bank and the CEO. In 2016, following a review of the scale, scope, complexity and performance of the bank, together with market compensation levels, the committee recommended and the board approved an increase in the CEO’s total direct compensation target to $10 million for 2017.

Prior to determining compensation for 2017, the committee considered the results of a comprehensive 360 degree assessment process that incorporated feedback from all board and SET members. The assessment included consideration of performance against the goals and objectives that were agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance on a range of key indicators including financial, operational, customer, colleague and community measures. The board noted Mr. Masrani’s strong performance during the year on objectives and key indicators, including above median performance for several relative performance measures.

After considering the funding under the Executive Compensation Plan, together with his personal performance and the performance of the bank during the year, the board approved total direct compensation for Mr. Masrani of $10,850,000, $850,000 more than his target compensation for the year.

LOOKING FORWARD

During 2017, the committee reviewed the Executive Compensation Plan and approved a few changes to the framework used to determine funding under the plan and to update the terms and conditions of awards:

•

Introducing Return on Tangible Common Equity (ROTCE) as an annual business metric. To recognize the importance of effective management of capital on the long-term performance of the bank, for 2018 we are incorporating ROTCE as one of the key business metrics (supplementing the NIAT target and customer experience results), with an initial weighting of 10%. ROTCE performance will be evaluated relative to the other large Canadian banks.

•

Introducing an evaluation of performance against a scorecard of strategic initiatives. Beginning in 2018, the committee and the CEO will agree on a scorecard of strategic initiatives, including transformation initiatives that are critical to the long-term success of the bank. Performance against these strategic initiatives will be considered when determining the final funding under the plan.

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•

Enhancing clawback provisions to include misconduct. We are expanding the clawback provisions in the Executive Compensation Plan and all deferred compensation plans to allow us to clawback awards, if appropriate, in the event of misconduct. Previously the ability to clawback awards was limited to a material misrepresentation resulting in a restatement of financial results, or in the event of a material error.

We believe that these changes will continue to support the alignment of pay for the CEO and other senior executives with the longer-term performance of the bank.

In addition, during the year the committee completed a review of the CEO’s total direct compensation target. Following the review, the committee recommended and the board approved an increase in the CEO’s total direct compensation target to $10.8 million for 2018, which we believe is appropriate given market compensation levels, the scope and complexity of the role, and the performance of the bank under Mr. Masrani’s leadership.

SHAREHOLDER ENGAGEMENT

We are committed to effectively engaging with shareholders and other stakeholders on the topic of executive compensation on an ongoing basis. Supporting this commitment, each year we reach out to the bank’s largest institutional investors offering to discuss TD’s approach to executive compensation. We also work closely with management as appropriate to respond to shareholder queries regarding compensation that are received throughout the year, and periodically meet with other organizations such as proxy advisory firms to engage in dialogue regarding the bank’s approach. We value the feedback that we receive through these interactions, and have made a number of changes to the executive compensation disclosure within the circular in response to feedback received.

We continue to welcome your feedback on the bank’s approach to compensation, and invite you to write to us c/o TD Shareholder Relations at the following email address: tdshinfo@td.com should you have any questions. Emails from shareholders that are addressed to the chairman of the board and express an interest to communicate directly with the independent directors on this topic will be provided to us.

Brian Levitt	Karen Maidment
Chairman of the Board	Chair of the Human Resources Committee

(1)

TSR is calculated based on share price movements and dividends reinvested over the trailing one, three, five and ten year periods ending October 31, 2017. Source: Bloomberg. Big 5 Canadian Retail Banks include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, the Bank of Nova Scotia, and The Toronto-Dominion Bank.

(2)

Ipsos 2017 Best Banking Awards are based on ongoing quarterly Customer Service Index (CSI) survey results. Sample size for the total 2017 CSI program year ended with the August 2017 survey wave was 47,813 completed surveys yielding 68,744 financial institution ratings nationally. Leadership is defined as either a statistically significant lead over the other Big 5 Canadian Retail Banks (at a 95% confidence interval) or a statistically equal tie with one or more of the Big 5 Canadian Retail Banks.

(3)	TD Canada Trust has won the Online Banking Excellence award among the Big 5 Canadian Retail Banks in the proprietary Ipsos 2005-2017 Best Banking StudiesSM.
(4)

TD Canada Trust has won the Mobile Banking Excellence award among the Big 5 Canadian Retail Banks in the proprietary Ipsos 2013-2017 Best Banking StudiesSM. The Mobile Banking Excellence award was introduced in 2013.

(5)	TD Canada Trust has won the ATM Banking Excellence award among the Big 5 Canadian Retail Banks in the proprietary Ipsos 2005-2017 Best Banking StudiesSM.
(6)

Source: comScore, Inc., Mobile Metrix, Canada, Home & Work, Persons: 18+, November 2016 – September 2017. TD had the highest number of mobile unique visitors accessing financial services over the full fiscal year to date (November 2016 to September 2017).

(7)

Details on the formula used to calculate the impact on funding for internal measures can be found on page 35 of this circular. NIAT has a weighting of 80% and customer experience has a weighting of 20% of the internal measures used to determine the business performance factor. For each of these internal measures, the impact on funding is determined by multiplying the result vs target by the weighting and by the applicable leverage factor (1 for NIAT and 5 for customer experience). Additional details on the determination of the business performance factor are provided on page 29 of this circular.

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(8)

The bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the ”reported” results. The bank also utilizes non-GAAP financial measures to arrive at “adjusted” results (i.e. reported results excluding “items of note”) to assess each of its businesses and measure overall bank performance. Adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Adjusted NIAT excludes the following items of note: amortization of intangibles - $232 million after tax, charges associated with the Bank’s acquisition of Scottrade Bank and TD Ameritrade’s acquisition of Scottrade Financial Services Inc. (together, the “Scottrade Transaction”) - $36 million after tax, dilution gain realized in connection with the Scottrade Transaction - $204 million, loss on sale of the Direct Investing business in Europe - $40 million after tax, gain on the fair value of derivatives hedging the reclassified available-for-sale securities portfolio - $34 million after tax. Please see “How the Bank Reports” on page 12 of the 2017 annual report for further explanation.

(9)

Customer experience results are based on survey measurement programs that track customers’ experiences with TD. Details on the methodology used to determine the results can be found on page 30 of this circular.

(10)	Relative performance is evaluated against the following Canadian bank peers: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
(11)	TSR is calculated based on share price movement and dividends reinvested over the trailing one-, and three-year periods as of October 31, 2017. Source: Bloomberg.

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REPORT OF THE HUMAN RESOURCES COMMITTEE (HRC)

Committee Members (at fiscal year-end)

Karen E. Maidment (chair); Amy W. Brinkley; Mary Jo Haddad; Brian M. Levitt; and Nadir H. Mohamed

Independence The committee is composed entirely of independent directors	Meetings 7 during fiscal 2017, including 1 joint session with the risk committee	Charter Review The HRC reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2017

•

The HRC oversees the bank’s compensation, retirement (including defined benefit pension plans and defined contribution plans) and benefits programs on a global basis, as well as its talent management strategy and progress, including succession planning for the senior-most executives at the bank.

•	The committee utilizes independent advisors to assist in executing its compensation-related responsibilities.

•

The committee also discusses programs for the broader employee population, including the design of material employee compensation plans, significant or strategically important compensation initiatives, and broad-based retirement and benefit programs.

The committee’s oversight of the bank’s compensation, retirement and benefit programs is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to ensure alignment with the regulatory requirements in the jurisdictions in which the bank operates.

TD has established robust retirement and benefits plan governance models to ensure appropriate strategic and on-going oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the bank’s non-executive retirement plans to three senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management. Each management governance committee is expected to effectively address the risks and issues inherent in the management of the plans and the HRC annually reviews a comprehensive Annual Retirement Report from each management governance committee that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes on the bank’s benefit programs.

In 2017, the HRC’s work included:

•	reviewing the design of the bank’s Executive Compensation Plan, and approving changes to the key performance metrics used to determine incentive funding

•	approving changes to the clawback provisions embedded in the Executive Compensation Plan and associated deferred compensation plans

•

reviewing, evaluating and approving the Canadian retirement strategy, including closing the bank’s active pension plan for new hires and introducing a new retirement plan for new hires commencing in 2019

•

reviewing and discussing the current state and financial health of employee benefit plans globally, as well as the multi-year benefits strategy with specific focus on the implementation of a new benefits marketplace in the US for 2018

•	overseeing the talent management and succession planning process for senior executives

•	approving the succession plans for members of the SET and heads of key control functions

•	discussing the bank’s people strategy, including key priorities and transformation initiatives

•	recommending performance objectives for the CEO to the board of directors for approval, and evaluating performance against these objectives

•	participating in a joint session with the risk committee to obtain information required to appropriately consider risk when determining year-end compensation pools

•	recommending compensation for the CEO to the board of directors for approval

•	approving compensation for members of the SET, the heads of the bank’s control functions, and for the 50 highest paid employees across the bank

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•	reviewing and approving changes to the bank’s material incentive plans, and approving the aggregate compensation awards under the bank’s pool-based material incentive plans

•

received an update on employee total rewards initiatives, including global benefits, pensions, and compensation changes impacting the broader employee population, as well as certain vertical employee pay metrics

•	discussing human resources related practices relevant to the bank’s sales practices review

•	discussing the implications of current and potential future regulatory changes on the design and delivery of the bank’s compensation arrangements

Independent Advisors

To assist in executing its responsibilities, the committee hires an independent compensation advisor that reports solely to the committee and does not provide any services to management. The committee engaged Frederic W. Cook & Co. Inc. (FWC) as its independent advisor until June 2017. Following a comprehensive search, Hugessen Consulting Inc. (Hugessen), an independent executive compensation advisory firm that works with a wide range of public and private companies across all sizes and industry sectors, was engaged as the committee’s independent compensation advisor effective June 2017.

Both FWC and Hugessen provided independent compensation advice and counsel on meeting content, management’s recommendations, governance trends, and other items as requested by the committee. In addition, FWC, and subsequently Hugessen, assisted the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor’s fees, and neither FWC nor Hugessen have performed any services for, or received any fees from, management since the committee engagements began.

The total fees paid to both FWC and Hugessen represent less than 5% of their respective firms’ revenue. The table below shows the fees paid to FWC for services provided to the HRC over the past two fiscal years, and to Hugessen for the past fiscal year.

	2017	2016
Executive Compensation-Related Fees
FWC	US$ 43,262	US$106,253
Hugessen	C$264,925	N/A
All Other Fees	–	–

In addition to the services provided by FWC and Hugessen, the HRC receives the results of an annual review conducted by the bank’s internal audit division. The review involves an assessment of internal controls in place to ensure compensation practices are aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices and Implementation Standards (collectively, FSB Guidelines) and, where applicable, other jurisdiction specific regulations. In 2017, the scope of the review included the bank’s compensation practices, plan design, compensation oversight, compensation risk alignment, and certain jurisdiction specific requirements. The conclusion of this year’s review was a satisfactory rating, with no material findings noted.

Committee Composition

In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior officer with oversight of human resources functions, and may be enhanced by participating in educational programs conducted by the bank or an outside consultant.

For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the “Director Nominees” section of this circular. In addition, please refer to Schedule A — Corporate Governance of this circular for information on the continuing education of the bank’s directors.

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COMPENSATION DISCUSSION AND ANALYSIS

At the meeting, shareholders will be casting an advisory vote on the bank’s approach to executive compensation as outlined in the “Report of the Human Resources Committee” section on page 22 and “Approach to Executive Compensation” section on page 24 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. We encourage you to read the disclosure, and to participate in the advisory vote.

Disclosure is presented in the following sections of this circular:

•

Approach to Executive Compensation (starting on page 24) — Provides information on the principles considered by the bank when designing executive compensation programs, the key design characteristics of the Executive Compensation Plan and equity plans, the alignment of the bank’s executive compensation programs to the FSB Guidelines, and how compensation is aligned with key risks.

•

2017 Performance and Compensation (starting on page 34) — Describes the link between actual pay and performance in 2017 for the bank’s named executive officers (NEOs), including details about the bank’s performance, the performance of the NEOs, and the impact of both bank and individual performance on the determination of compensation awards under the Executive Compensation Plan. This section also discloses the actual compensation awarded to each of the NEOs.

•

Additional Disclosure (starting on page 47) — Provides additional information required by regulators and recommended disclosure best practices, including details about material risk takers, pension plans, termination and change of control benefits, and the stock option program.

APPROACH TO EXECUTIVE COMPENSATION

•	Balanced approach to executive compensation that is aligned with the bank’s strategy and the expectations of the bank’s shareholders and regulators.

•	Risk is considered throughout the compensation process to ensure appropriate incentives and alignment between pay and risk-adjusted performance.

•	Share ownership requirements extend post-retirement for all executives at the executive vice president level and above.

•	Executive compensation key controls are reviewed annually by the bank’s internal audit division to confirm alignment with the FSB Guidelines.

EXECUTIVE COMPENSATION PRINCIPLES

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is based on the following principles, which are reviewed by the HRC on a periodic basis to ensure they continue to remain appropriate and aligned with the bank’s strategy:

1.	Align with the bank’s business and talent strategy — Link executive compensation to the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.

Effective risk management — Ensure plan design does not create an incentive for risk-taking outside of the bank’s risk appetite and review each plan regularly to ensure that it is operating as intended.

3.	Align to shareholder interests — Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.

Good corporate governance — Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.	Pay for performance — Align compensation with the bank’s desire to create a performance culture and clear relationships between pay and performance.

6.	Pay competitively — Set target compensation to ensure competitiveness in the markets where the bank competes for talent.

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OVERVIEW OF EXECUTIVE COMPENSATION

Throughout the circular, executive compensation is discussed in terms of total rewards, which at TD includes the four components outlined below:

Element	Description
Base Salary	•	Fixed component of total compensation to provide a base level of earnings throughout the year.
	•	Considers a number of factors, including position accountabilities, experience, internal equity, and market pay.
Variable Compensation	•	Significant portion of total compensation for all executives, consisting of cash incentive and equity-based deferred compensation.
	•	Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to ensure that compensation is aligned with performance.
•

A detailed description of how variable compensation awards are determined is provided under the heading “Determining Variable Compensation – How the Executive Compensation Plan Works” starting on page 28 of this circular.

Benefits and	•	Provided to support the health and wellness of executives and their families.
Perquisites	•	Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection.
	•	Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation-related expenses, and are eligible for an annual health assessment.
Retirement Arrangements	•	Provided to support the financial well-being of executives in retirement.
	•	Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan.
	•	Additional details regarding the pension plans can be found starting on page 49 of this circular.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES AND RISK MANAGEMENT PRACTICES

In 2009, the Financial Stability Board (FSB), an international body that plays a key role in compensation reform initiatives for financial institutions, published the FSB Guidelines. These FSB Guidelines are intended to protect against excessive risk-taking and enhance the stability and soundness of the international financial system, and have been endorsed by many regulators and governments around the world, including Canada.

The bank has made a number of changes to compensation programs and practices to align with the FSB Guidelines, and other regulatory expectations as appropriate. A focus of the FSB Guidelines is ensuring that compensation programs are aligned with and incent prudent risk taking. The next section of this circular (pages 25 to 28) provides a description of how compensation is aligned with risk management practices at the bank, and provides an overview of certain other policies and practices that are aligned with the FSB Guidelines.

ALIGNMENT OF COMPENSATION WITH KEY RISKS

The bank has a comprehensive risk management program involving a set of tools and processes to communicate its risk appetite, and to measure, monitor, assess and report on performance against the risk appetite during the year. A detailed explanation of how the bank manages risk can be found beginning on page 72 of the 2017 annual report. This program is aligned with the bank’s risk culture, and reinforced through compensation practices and policies that are designed to ensure that risk is a key consideration through the various stages of the compensation cycle.

RISK APPETITE

The Risk Appetite Statement (RAS) is the primary means used to communicate how TD views risk and determines the type and amount of risk the bank is willing to take to deliver on its strategy. In defining the risk appetite, the bank’s vision, purpose, strategy, shared commitments, risk philosophy, capacity to bear risk, and risk culture are all taken into account.

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The guiding principles for TD’s RAS are as follows:

The bank takes risks required to build its business, but only if those risks:

1.	Fit the business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; TD does not “bet the bank” on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.

To make meaning of the RAS guiding principles, qualitative and quantitative measures with key indicators, thresholds, and limits (as applicable) are established for each of the major risk categories below:

• Strategic Risk	• Credit Risk
• Market Risk	• Operational Risk
• Model Risk	• Insurance Risk
• Liquidity Risk	• Capital Adequacy Risk
• Legal and Regulatory Compliance Risk	• Reputational Risk

These measures are established for the enterprise and for each business segment as appropriate. Examples of measures include pre-approved thresholds and limits for loan loss ratios, asset concentration and quality, liquidity and capital ratios, internal audit and regulatory findings, value-at-risk, operational risk indicators, as well as employee-focused measures such as employee engagement and turnover.

Performance relative to the RAS measures is reported regularly to senior management, the risk committee and the board. Annually, a consolidated assessment of performance against the RAS is prepared by risk management and is presented by the CRO to a joint session of the risk and human resources committees. This assessment is then used by the HRC as an important input to year-end compensation decisions.

RISK CULTURE

The bank’s risk culture embodies the “tone at the top” set by the board, CEO, and members of the SET, and informs TD’s vision, purpose, and shared commitments, impacting a range of processes including objective setting and performance management. The risk culture promotes the attitudes and behaviours the bank seeks to foster where the only risks taken are those that can be understood and managed.

Ethical behaviour is a key component of the risk culture. The bank’s Code of Conduct and Ethics (the Code), which is reviewed and attested to by every eligible employee on an annual basis, guides employees to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. To reinforce the importance of ethical behaviour, all incentive awards are subject to continued compliance with the Code.

To support the desired risk culture, risk is a key consideration throughout the compensation cycle as outlined below.

INCENTIVE PLAN DESIGN

A key executive compensation principle is to ensure incentive plan design does not encourage risk-taking behaviour beyond the bank’s ability to manage it. This includes incorporating appropriate risk balancing mechanisms in incentive plans (e.g. deferrals, risk adjustments, use of discretion) to mitigate the potential for excessive risk-taking.

To ensure appropriate consideration of risk, the incentive plan design process for all material incentive plans (including the Executive Compensation Plan), involves having revisions reviewed by a challenge committee and the CRO to review and endorse revisions to ensure the proposed design does not create an incentive for risk taking beyond the bank’s risk appetite. Once endorsed by the CRO, material changes to these plans are also subject to review and approval by the HRC.

INCENTIVE AWARD DETERMINATION

Aggregate Award Pool

As discussed in the section titled “Determining Variable Compensation — How the Executive Compensation Plan Works” on page 28, the aggregate award pool available each year for plan participants is based on internal measures and other discretionary measures, including risk adjustments. Under the design, risk adjustments may only be used to reduce the incentive pool, and there is no limit on potential reductions. Thus, year-end incentive awards (both cash and equity) for all participants may be reduced to zero.

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The committee makes decisions regarding risk adjustments and final award pools following a joint session with the risk committee, at which the CRO provides his assessment of performance relative to the risk appetite for the year. This process allows the committee to ensure the variable compensation pool for executives is appropriately linked to the bank’s risk-adjusted performance.

Individual Awards

To ensure that executives are aware of, and act in accordance with the RAS and the Code, the performance assessment and compensation decision process for these individuals includes consideration of performance against a standard set of risk and control accountabilities. The standard accountabilities are important non-financial measures evaluated prior to performance assessments being completed and compensation decisions being made. The assessment is completed on an individual by individual basis and is supported by a comprehensive enterprise-wide process under which risk and control related events that meet certain criteria are identified. For each event identified, the facts and circumstances are investigated, and adjustments to performance assessments and/or incentive compensation are made as appropriate.

As part of the process, a summary of the events identified is reviewed with the head of human resources, the CRO, and the group head and general counsel to ensure all significant issues are considered. Upon completion, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk or control issues identified during the year.

Reduction, Forfeiture, and Clawback of Incentive Compensation

After incentive compensation is awarded, it continues to be subject to a number of reduction, forfeiture, and clawback provisions, and there are a number of mechanisms to ensure that incentive compensation is appropriately aligned with risk adjusted performance over time.

A significant portion of incentive compensation for executives is deferred into share units and/or stock options that cliff vest at the end of a minimum of three years. Under these plans, the committee has the ability to reduce the value of maturing share units and/or unvested stock options in a range of circumstances, and each year the committee assesses whether or not any reductions are appropriate.

Supporting this process, each year the CRO completes a look-back analysis of performance over the past three years to determine if there were any material risk events or material weaknesses in TD’s control infrastructure that, if known at the time of award, would have resulted in non-compliance with the RAS. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees, and support the HRC in determining if equity awards should be reduced in value or forfeited at maturity.

In addition to the discretionary reduction or forfeiture of deferred compensation that can be applied by the committee, the deferred compensation plans include forfeiture provisions that result in partial forfeiture of awards if an individual is terminated without cause, and full forfeiture of awards if an individual resigns or is terminated for cause.

All variable compensation awards under the Executive Compensation Plan are subject to clawback in the event of a material misrepresentation resulting in the restatement of financial results, or in the event of a material error. In those circumstances, the HRC would have the right to apply clawback to some or all of any variable compensation awarded or paid within a 36 month look-back period.

In addition, for awards made after December 1, 2017, the HRC has the discretion to apply clawback to any award granted or paid in the event of employee conduct constituting cause for discipline or dismissal, including, but not limited to:

•	Breaching the TD Code of Conduct and Ethics;

•	Breaching employment or post-employment duties or obligations to TD;

•	Any behaviour that could have a negative impact on the reputation, market performance or financial performance of TD.

In the situations above, the HRC has the discretion to apply clawback to some or all of the variable compensation awarded or paid to groups of individuals or to specific individuals as appropriate after a comprehensive investigation of the circumstances.

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OTHER KEY POLICIES AND PRACTICES ALIGNED WITH FSB GUIDELINES

Share Ownership Requirements

In order to support the alignment of interests between the bank’s executives and long-term shareholders, senior executives are subject to share ownership requirements (SOR). Requirements are typically determined as a multiple of base salary, with the multiple increasing to reflect the level and responsibility of the executive. Executives at the executive vice president level and above continue to be subject to the SOR for a period of time following retirement, including two years post-retirement for the CEO and one year for the other NEOs, to encourage proper succession and to leave the bank in a position to continue to grow long-term value for shareholders following their departure.

Refer to pages 38 to 42 for details on the SOR and the value of share and share equivalents held by the CEO and the other NEOs.

Anti-Hedging

Under the bank’s trading policies, all employees and directors of TD are prohibited from the following:

•

Entering into any transaction or series of transactions that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by the bank, or other restricted securities as established by the bank (Restricted Securities);

•	Short selling (i.e., a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by the bank or other Restricted Securities;

•	Entering into any contract or series of contracts that create a short sale of securities issued by the bank or other Restricted Securities; or

•	Trading in put or call options on securities issued by the bank or other Restricted Securities, including covered calls.

In addition, all equity compensation plans include a general prohibition against entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of equity awards granted as compensation.

Independence of Control Functions

To avoid potential conflicts of interest, the business performance factor for all executives in risk and control functions considers only enterprise-wide performance and is not linked to the performance of a specific business unit.

Annual Independent Review of Alignment with FSB Guidelines

Each year the bank’s internal audit division assesses the controls that have been put in place to ensure that compensation practices are aligned with the FSB Guidelines and, where applicable, other jurisdiction specific regulations. In each of the past five years, the conclusion of the review has been a satisfactory rating.

DETERMINING VARIABLE COMPENSATION — HOW THE EXECUTIVE COMPENSATION PLAN WORKS

The CEO, CFO and other NEOs, as well as approximately 1,800 of the bank’s most senior executives, participate in the Executive Compensation Plan. There are four key steps in determining variable compensation awards under the Executive Compensation Plan:

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Establishing Target Total Direct Compensation

Under the Executive Compensation Plan, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.

Target total direct compensation is reviewed annually for all executives, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role.

Benchmark Companies

The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. The following companies were considered when determining target compensation for fiscal 2017 for the NEOs:

•	Canadian Peers (all Canadian based NEOs) — Large Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

•

U.S. Peers (Mr. Braca) — U.S. financial institutions of a similar size to TD Bank, America’s Most Convenient Bank®: BB&T Corporation, Citizens Financial Group, Fifth Third Bancorp, KeyCorp, M&T Bank, PNC Financial, Regions Financial Corporation, SunTrust Banks Inc., and U.S. Bancorp.

The equity compensation target is established to ensure a meaningful portion of total variable compensation is awarded in equity which vests after a minimum of three years. The target cash/equity mix is generally based on the seniority of the role, with the portion awarded as equity increasing with the level of the executive. This practice, combined with share ownership requirements (which are extended post-retirement for the bank’s most senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value for shareholders over the long term.

Evaluating Business Performance

Under the Executive Compensation Plan, the pool of funds available for allocation as incentive awards is determined based on a combination of internal measures and other discretionary factors, including a risk adjustment. A business performance factor is calculated for each of the bank’s business units that can range from 0% to 130% of target. The following diagram outlines the elements considered when determining a business performance factor:

How We Assess Business Performance — Internal Measures

At the start of each fiscal year, the HRC establishes NIAT and customer experience targets that are used to evaluate business performance at the end of the performance year.

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NIAT (Net Income After Tax) — The bank is focused on delivering profitable growth to shareholders, as we believe that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the Executive Compensation Plan, representing 80% of the weighting for internal measures. The bank calculates results, including NIAT, in two ways — “reported” results, which are prepared in accordance with IFRS, the current generally accepted accounting principles (GAAP), and “adjusted” results, which are non-GAAP financial measures where the bank removes “items of note” from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The HRC believes that adjusted results provide a better understanding of performance, and as a result, adjusted NIAT results are used as the starting point for calculations in the Executive Compensation Plan to evaluate business performance.

How We Set NIAT Targets

For fiscal 2017, the committee established NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (gross domestic product growth, regulatory and other changes) and other internal factors, such as the expected impact of merger and acquisition activity and expectations regarding organic growth. This approach allows for thoughtful consideration of investments that are medium-term in nature, one-time items, and other differences in expectations from year to year.

Critical to the bank’s approach is a review at year-end of key drivers of business performance during the year as well as performance relative to the expectations that were referenced when setting targets. This process is used to assist the committee in making discretionary adjustments to the calculated business performance factors to ensure that final factors appropriately reflect performance during the year.

Customer Experience — TD strives to be a leader in customer service and convenience, believing that this is a key differentiator and source of competitive advantage in today’s marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of thousands of customer inputs ensuring regular feedback for the customer-facing colleagues that deliver on the bank’s strategy.

The bank continually assesses the measurement tools and methodology for the assessment of customer experience. For 2017, customer experience in the bank’s various businesses was evaluated in one of two ways:

1.	Legendary Experience Index (LEI) — LEI asks customers to provide a perception of their experience, whether it was exceptional, and if it influenced their future purchase intention with TD.

2.	Customer Experience Index (CEI) — CEI asks customers to provide a perception of their experience, and based on that experience, how likely they are to recommend TD.

Within the Executive Compensation Plan, customer experience results for SET members, including the CEO and other NEOs, and executives in risk and control functions, are evaluated against a bank-wide composite that incorporates the CEI and LEI results from the different business segments.

How We Assess Business Performance — Other Discretionary Factors

The Executive Compensation Plan is designed to incorporate committee judgment to achieve appropriate pay for performance outcomes at the end of the year. The HRC believes that the use of judgment when determining final compensation pools and individual awards is critical to ensure final awards appropriately reflect risk and any unexpected circumstances that arise during the year, as well as to eliminate the possibility of unintended awards determined by a formula.

In determining whether or not to apply discretion, the committee formally assesses business performance during the year against the bank’s risk appetite, performance relative to peers, and performance relative to expectations that were used when NIAT targets were established (other discretion). The following provides a description of each of these components.

Risk Appetite — The bank’s strategy incorporates a disciplined approach to risk management which is detailed beginning on page 25 of this circular.

Relative Performance — Assessing overall business performance relative to peers provides the committee with important context when assessing the performance of the bank. To complete the review, the committee considers TD and peer performance on a comprehensive scorecard of adjusted metrics, including EPS growth (1 and 3 year), revenue growth, expense growth, efficiency ratio, and Return on Equity (1 and 5 year), and non-adjusted metrics, including TSR (1 and 3 year). The scorecard allows the committee to complete a holistic assessment of performance, both during the year, and over the medium-term as appropriate. When assessing

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business performance at the end of the year, there is no formal weighting of the metrics, and the impact of relative performance is limited to no more than +/- 10%, with the final impact aligned with the overall assessment of performance during the year.

Benchmark Companies

For 2017, relative performance was assessed against the four other large Canadian banks that are most similar to the bank in size and scope of operations.

The table compares the bank and the peer companies on key size metrics including assets, revenue and market capitalization.

Note: Revenue is for the 2017 fiscal year, assets and market capitalization are as of October 31, 2017.

($ billions) Peer Companies	Total Assets	Revenue	Market Capitalization
Bank of Montreal	709.6	22.3	64.0
Canadian Imperial Bank of Commerce	565.3	16.3	49.9
Royal Bank of Canada	1,212.9	40.7	146.6
The Bank of Nova Scotia	915.3	27.2	99.9

TD	1,279.0	36.1	134.9
TD’s rank (out of 5)	1	2	2

Other Discretion: The committee’s objective is to ensure appropriate pay for performance outcomes after a comprehensive assessment of performance (incorporating all of the elements outlined above), and to apply discretion as appropriate to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance during the year, including differences between outcomes and the expectations that were referenced when establishing NIAT targets. For example, negative discretion was applied over the past several years, reducing awards to account for a number of items including: unanticipated acquisitions, unanticipated private equity gains, changes in foreign exchange rates, and the impact of divestitures and litigation reserves.

In the event the bank were to experience significant losses or other negative outcomes, the committee would have the ability to exercise negative discretion to achieve appropriate outcomes, irrespective of the +/-20% impact associated with the internal measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, incentive awards (including cash and equity) may be reduced to zero.

Determining Funds Available to Allocate

At the end of the fiscal year, the aggregate funds available for allocation as year-end incentive awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:

Thus, all variable compensation awarded is subject to the committee’s assessment of business performance during the year (i.e., there are no separate pre-grant performance conditions for the different components of compensation).

Evaluating Individual Performance to Determine Individual Awards

Once the aggregate funds available for allocation are determined, variable compensation awards for each executive may be adjusted to reflect individual performance based on consideration of relevant factors.

The sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives are typically within a narrow range of approximately +/- 20% of calculated

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funds available (i.e., individual variable compensation target multiplied by the applicable business performance factor). Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.

An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Key performance objectives for the CEO are reviewed and approved by the board of directors. Performance objectives for all executives include a standard set of accountabilities regarding risk and control behaviours as detailed on page 27 of this circular.

Pay Mix

Once final compensation for the year is determined, variable incentive awards are separated into cash and equity incentives in accordance with minimum deferral levels established by the bank. These deferral levels are based on title for the majority of executives, with the amount deferred increasing based on the seniority of the role. Certain roles outside of Canada are subject to specific regulatory expectations regarding deferral and compensation mix, and for these individuals the mix of compensation is aligned with regulatory expectations.

Equity incentives for senior executives are awarded as a combination of stock options and performance share units (PSUs). The following graph provides a summary of average target pay mix by level for participants in the Executive Compensation Plan.

As outlined in the graph above, a significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive, PSUs, and stock options awarded on an annual basis, all of which are linked to performance during the year and may be reduced or even eliminated entirely if either the individual’s or the bank’s performance is below expectations.

Deferred compensation, delivered in the form of PSUs or stock options, represents the most significant component of compensation for the NEOs and other senior executives. The following table provides additional details on these awards.

Plan	Performance Share Units	Stock Options
Description

PSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, and are subject to an adjustment to a portion of the award at maturity to further reflect bank performance over the performance period.

A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price).
Vesting / Term	PSUs cliff vest and are paid out at the end of three years.	Stock options cliff vest at the end of four years, and expire 10 years from the date of grant.
Performance Measures	At Award:

•    Business performance – Adjusted NIAT, customer experience, risk adjustment, relative performance, discretion

•    Individual performance – performance against objectives, calibration to peers, consideration of risk and control outcomes

As outlined on pages 29 to 32 of this circular
Note: Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance.

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Plan	Performance Share Units	Stock Options
Performance Measures (continued)	To Determine Final Value:	To Determine Final Value:
	• Value depends on share price at maturity.	• Value depends on increase in share price between the date of grant and the date of exercise.
• The final number of PSUs is also subject to a formulaic adjustment of +/- 20% based on the bank’s three-year TSR relative to the average three-year TSR of the peer group as follows:
(TD TSR – average peer TSR) x 3 +100%

•  The lowest final number of units that can be determined by formula under the plan terms is 80% of award. However, the committee may, in its discretion, cancel all or a portion of outstanding unvested share units.

Other Conditions	• Unvested awards may be cancelled in the event of resignation or termination.

•  Redemption value of PSUs can be reduced down to zero and stock options may be cancelled by the committee in certain circumstances, including non-compliance with the bank’s risk appetite. Refer to pages 26 and 27 for detailed information regarding risk adjustments to compensation.

• All variable compensation is subject to clawback. Refer to page 27 under the header Reduction, Forfeiture, and Clawback of Incentive Compensation.

In addition to PSUs and stock options granted as part of deferred compensation, executives may elect to defer some or all of the cash incentive received into deferred share units (DSUs). DSUs are phantom units that track the price of common shares, receive additional DSUs when dividends are paid on common shares, and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date, vest immediately, and may be redeemed in cash only after the executive departs the bank. Certain executives may also receive vesting share units (VSUs) which are comparable to DSUs except that they vest over a period of time, and are subject to forfeiture in certain circumstances, including in the event of a termination with cause. Additional details on DSUs and VSUs can be found on page 54.

LOOKING FORWARD — 2018 EXECUTIVE COMPENSATION PLAN

During 2017, the committee reviewed the Executive Compensation Plan and approved two changes to evolve the framework used to determine funding under the plan:

•

Introducing Return on Tangible Common Equity (ROTCE) as an annual business metric. To recognize the importance of effective management of capital on the long-term performance of the bank, ROTCE will be introduced as one of the key annual business metrics (supplementing adjusted NIAT and customer experience results), with an initial weighting of 10%. ROTCE performance will be evaluated relative to the other large Canadian banks.

•

Introducing an evaluation of performance against a scorecard of strategic initiatives. Beginning in 2018, the committee and the CEO will agree on a scorecard of strategic initiatives, including transformation initiatives that are critical to the long-term success of the bank. Performance against these strategic initiatives will be considered when determining the final funding under the plan.

Other key elements of the framework remain unchanged, and the business performance factor will continue to operate within a range of 0% to 130% of target.

The following diagram outlines the elements that will be considered when determining the business performance factor in 2018:

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2017 PERFORMANCE AND COMPENSATION

This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the Executive Compensation Plan, and then describes key performance highlights considered when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the form set forth by the Canadian Securities Administrators.

2017 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN

For details regarding the following four steps used to determine annual compensation awards under the Executive Compensation Plan refer to the “Determining Variable Compensation — How the Executive Compensation Plan Works” section on page 28 of this circular.

Steps two through four occur at the end of the year and are designed to align final compensation awards with the risk-adjusted performance of the bank.

Evaluating Business Performance in 2017

The following diagram summarizes the calculation of the business performance factor for the CEO, other NEOs, and other members of the SET for 2017.

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Additional details on the business performance factor calculations are provided in the following table.

Measures	Description of 2017 Performance
Internal	• The following table summarizes the results against the targets that were established for the internal measures of performance during 2017 for the NEOs and other members of the SET:
		2017 Target	2017 Adjusted Results(1)	vs. Target	Impact on Factor(2)
	NIAT ($ in millions)	$9,553	$10,587	10.8%	8.7%
	Customer Experience(3)	43.8%	44.4%	0.6%	0.6%
				Total	9.3%

•  The NIAT targets were approved by the committee at the beginning of the year after considering the outlook for 2017, including expectations regarding the external environment (gross domestic product growth, regulatory and other changes) and other internal factors, such as the expected impact of merger and acquisition activity and expectations regarding organic growth. The committee believed that the targets that were established included an appropriate level of challenge based on assumptions regarding the external factors that the bank would encounter during the year.

•  Customer experience results are a composite of a number of different calculations in the bank’s different businesses. Each year, the weighting of the composite is reviewed and refined as appropriate to reflect business changes and to align the underlying measures with appropriate behaviours in the bank’s employees.

•  At the end of the year, the final adjusted NIAT and customer experience results were compared to the targets that were established, and the impact on the business performance was calculated as outlined above.

Risk Adjustment

•  A discussion of how the committee considers risk adjustments in the determination of the business performance factor is provided beginning on page 26.

•  Following consideration of the assessment of performance relative to the risk appetite by the CRO, the committee did not make any risk adjustments for 2017 awards.

Relative Performance

•  The bank assesses performance relative to peers on a comprehensive scorecard of adjusted metrics(1), including revenue growth, expense growth, efficiency ratio, NIAT growth, EPS growth, Return on Equity, and non-adjusted metrics, including TSR.

•  Results were above median on 10 of 13 metrics reviewed, including:

–   1 year TSR of 24.8%

–   3 year TSR of 47.8% (top bank)

•  The committee determined that an adjustment of +2.5% was appropriate given the strong performance relative to peers.

Other Discretionary Adjustments

•   At year-end, the committee considers any other relevant factors when determining the final business performance factors to apply.

•   In 2017, the committee applied a negative adjustment of 0.5% to reflect the impact of changes in foreign exchange rates, and the impairment charge associated with the divestiture of the UK Direct Investing business.

Final Business Performance Factor

•  The end result after combining the factors above was a business performance factor of 111.3% for the SET, which the committee determined was appropriate given performance during the year.

•  This represented a year-over year increase of 11.2% from the final factor of 100.1% in 2016.

(1)	Refer to footnote 8 on page 21 for additional information.
(2)

NIAT has a weighting of 80% and customer experience has a weighting of 20% of the internal measures used to determine the business performance factor. For each of these internal measures, the impact on funding is determined by multiplying the result vs target by the weighting and by the applicable leverage factor (1 for NIAT and 5 for customer experience). Additional details on the determination of the business performance factor are provided on page 29 of this circular.

(3)

Customer experience results are based on survey measurement programs that track customers’ experiences with TD. Details on the methodology used to determine the results can be found on page 30 of this circular.

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Determining Funds Available for 2017

A business performance factor of 111.3% meant that the committee could allocate aggregate variable compensation awards to the various members of the SET, including the CEO, equal to 111.3% of target variable compensation for those individuals. Awards to individual executives can be higher or lower than their individual variable compensation target multiplied by the business performance factor.

Evaluating Individual Performance to Determine Individual Awards — CEO

The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the Executive Compensation Plan. The individual performance of the bank’s CEO, Bharat Masrani, was assessed at the end of the fiscal year through a comprehensive process led by the chairman of the board and the chair of the HRC. The assessment incorporated feedback from all board members and included consideration of performance against the goals and objectives that were agreed to by Mr. Masrani and the board at the beginning of the year as well as performance of the bank on a scorecard of key performance metrics, including financial, business operations (including risk management), customer, colleague and community objectives.

After considering the results of this annual assessment, and with the benefit of advice from its independent advisor, the committee recommended to the board the total direct compensation for the CEO, including base salary and the annual cash incentive and equity compensation awards for 2017.

Bharat Masrani

Group President and Chief Executive Officer, TD Bank Group

Mr. Masrani is responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Masrani establishes the strategic direction for the bank and allocates the bank’s financial and human capital. Mr. Masrani is also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

CEO Performance

Under Mr. Masrani’s leadership, the bank delivered strong results in 2017. Key highlights include:

•

Record reported earnings of $10.5 billion, an increase of $1.6 billion from 2016, and record adjusted earnings of $10.6 billion, an increase of $1.3 billion from 2016, driven by growth in all businesses(1);

•	Reported EPS growth of 18% and adjusted EPS growth of 14%, in excess of the medium-term target of 7-10% adjusted EPS growth(1);

•	A dividend increase of 9% or 5 cents per share, the seventh consecutive year with a dividend increase;

•	Return on equity of 14.9%, an increase of more than 160 basis points from 2016; and

•	Ranked #1 or #2 over the one, three, five and ten year time frames for TSR among the Big 5 Canadian Retail Banks(2);

In addition to the financial and operational results outlined above, the bank continued to focus on customer, employee and community objectives. Results during the year included:

•

TD Canada Trust ranked first among the Big 5 Canadian Retail Banks for “Customer Service Excellence”, “Online Banking Excellence”, “Mobile Banking Excellence” and “ATM Banking Excellence” according to Ipsos(2);

•	Employee engagement results increased to 4.22 in 2017 vs. 4.18 in 2016;

•	Only Canadian bank listed on the Dow Jones Sustainability World Index in 2017; and

•	Partnered with local organizations, and made more than $105 million of investments to contribute to enriching the lives of people and their neighbourhoods.

(1)

The bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The bank also utilizes non-GAAP financial measures to arrive at “adjusted” results (i.e. reported results excluding “items of note”) to assess each of its businesses and measure overall bank performance. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Please see “How the Bank Reports” on page 12 of the 2017 annual report for further explanation and a reconciliation of the Bank’s non-GAAP measures to reported basis results.

(2)	Refer to footnotes 1 to 5 on page 20 for additional information.

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CEO Compensation

When determining the compensation for the CEO, the committee considers the target compensation that was established at the beginning of the year, the funding under the bank’s Executive Compensation Plan (as described under steps 2 and 3 above), as well as the overall performance of the bank and the CEO. In 2016, following a review of the scale, scope, complexity and performance of the bank, together with market compensation levels, the committee recommended and the board approved an increase in the CEO’s total direct compensation target to $10 million for 2017.

At the end of the year, after considering the funding under the Executive Compensation Plan, together with his personal performance and the performance of the bank during the year, the board approved total direct compensation for Mr. Masrani of $10,850,000, $850,000 more than his target compensation for the year. The year over year increase outlined in the table below was due to the combined impact of the increase in target compensation that was approved at the beginning of the year, and the strength of the business performance and results during 2017.

	2016	2017
Salary	$1,000,000	$1,250,000
Cash Incentive	$1,685,000	$1,920,000
Performance Share Units	$4,197,550	$5,145,600
Stock Options (rounded)	$2,067,450	$2,534,400

Equity Incentive	$6,265,000	$7,680,000
Total Direct Compensation	$8,950,000	$10,850,000

CEO Target Compensation for 2018

During 2017, the committee worked with its independent advisor Hugessen Consulting to complete the review of the CEO’s total direct compensation target. Following the review, the committee recommended and the board approved an increase in the CEO’s total direct compensation target to $10.8 million for 2018, in recognition of market compensation levels, the scope and complexity of the role, and the performance of the bank under Mr. Masrani’s leadership.

CEO Compensation Over Time

The following table compares the grant date value of compensation awarded to the bank’s prior CEO, Mr. Clark (from 2013 – 2014) and current CEO, Mr. Masrani (from 2015 – 2017) in respect of performance as CEO with the actual value received from compensation awards.

The actual total direct compensation value for the fiscal years noted represents the total of realized pay (the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period) and realizable pay (the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding) as of December 31, 2017.

Year	CEO	Total Direct Compensation Awarded (000s)(1)	[A] Realized Pay (000s)(2)	[B] Realizable Pay (000s)(3)	[A] + [B] = [C] Actual Total Direct Compensation Value as of December 31, 2017 (000s)	Value of $100
						Period	CEO(4)	Shareholder(5)
2013	Clark	$10,300	$12,390	$ 5,849	$18,239	10/31/12 to 12/31/17	$177	$218
2014	Clark	$11,325	$13,203	$ 4,852	$18,055	10/31/13 to 12/31/17	$159	$178
2015	Masrani	$ 9,000	$ 2,700	$10,109	$12,809	10/31/14 to 12/31/17	$142	$148
2016	Masrani	$ 8,950	$ 2,685	$ 6,111	$ 8,796	10/31/15 to 12/31/17	$ 98	$148
2017	Masrani	$10,850	$ 3,170	$ 5,403	$ 8,573	10/31/16 to 12/31/17	$ 79	$125
						Weighted Average	$132	$163

(1)	Includes salary and variable compensation awarded at year-end in respect of performance during the year.

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(2)

Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period.

(3)

Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding.

(4)	Represents the realized and realizable value to the CEO (Mr. Clark from 2013 – 2014, Mr. Masrani from 2015 – 2017) for each $100 awarded in total direct compensation during the fiscal year indicated.

(5)	Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Share Ownership – Mr. Masrani exceeds his share ownership requirement of $12,500,000.

Required Multiple	Actual Share Ownership at December 31, 2017				Multiple of Base Salary
	Directly Held ($)	Share Units		Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
		Vested ($)(1)	Subject to Vesting ($)
10	45,476,196	19,612,311	16,376,792	81,465,299	52.07	65.17

(1)	The value of Mr. Masrani’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $7,602,174.

Evaluating Individual Performance to Determine Individual Awards — Other NEOs

The final stage in determining year-end awards for the other NEOs under the Executive Compensation Plan involves an evaluation of their performance and allocating compensation based on this evaluation. The other NEOs’ individual performance was assessed by the CEO against pre-defined goals and objectives that were agreed to at the beginning of the year.

To ensure a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and the head of human resources met with the chief auditor, the group head and chief general counsel, and the CRO in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, as part of the performance assessment process, the CEO met with the risk and audit committees of the board to receive their feedback on the performance of the heads of key control functions, including the chief financial officer, the CRO, the chief compliance officer, the chief auditor and the chief anti-money laundering officers.

Based on the results of the annual assessment process outlined above, and with the benefit of advice from its independent advisor, the committee considered and approved the NEOs’ total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.

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Riaz Ahmed

Group Head and Chief Financial Officer, TD Bank Group

Mr. Ahmed is responsible for the overall financial strategy and management of TD, including financial analysis, planning, performance measurement and analysis and statutory reporting as well as for leading the tax and investor relations function. Mr. Ahmed is also responsible for Strategic Sourcing, Treasury and Balance Sheet Management, Corporate Development, Enterprise Real Estate, Economics and Enterprise Strategy.

2017 Performance

As Group Head and Chief Financial Officer, Mr. Ahmed leads a number of enterprise functions that are critical to the performance of the bank. Highlights of the bank’s and Mr. Ahmed’s performance during 2017 include:

•	Record reported earnings of $10.5 billion, an increase of 18% from 2016, with improved results on a number of metrics:

–	Return on equity of 14.9%, an improvement of more than 160 basis points from 2016;

–	Efficiency ratio of 53.6%, compared with 55.0% last year; and

–	On an adjusted basis, operating leverage of 2.6% (net of insurance claims and related expenses), an improvement of 90 basis points from 2016(1).

•	Significant capital returned to shareholders with the quarterly dividend increasing 9% from 2016, and almost 23 million shares repurchased;

•	Strong capital position, with the bank ending the year with a CET1 ratio of 10.7%;

•	Adoption of IFRS 9 accounting standards; and

•	Chaired the bank’s diversity leadership council, with a focus on creating tangible outcomes in support of the bank’s commitment to fostering a diverse and inclusive workplace.

After considering his overall performance, the business performance factor for members of the SET, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Ahmed of $3,925,000 for 2017. Mr. Ahmed’s year-over-year compensation includes the impact of an increase in salary and target compensation that was approved by the committee following a review of market practices together with the size, scope and complexity of the bank and Mr. Ahmed’s accountabilities. The following table highlights the final total direct compensation awarded to Mr. Ahmed for the past two years.

	2016	2017
Salary	$ 500,000	$ 750,000
Cash Incentive	$ 900,000	$ 955,500
Performance Share Units	$1,340,000	$1,487,065
Stock Options (rounded)	$ 660,000	$ 732,435

Equity Incentive	$2,000,000	$2,219,500
Total Direct Compensation	$3,400,000	$3,925,000

Share Ownership – Mr. Ahmed exceeds his share ownership requirement of $4,500,000.

Required Multiple	Actual Share Ownership at December 31, 2017				Multiple of Base Salary
	Directly Held ($)	Share Units		Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
		Vested ($)	Subject to Vesting ($)
6	29,418,461	16,393,378	5,431,047	51,242,886	61.08	68.32

(1)

The bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the ”reported” results. The bank also utilizes non-GAAP financial measures to arrive at “adjusted” results (i.e. reported results excluding “items of note”) to assess each of its businesses and measure overall bank performance. Adjusted results, items of note, and related terms are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. On a reported basis, operating leverage (net of insurance claims and related expenses) was 3.8% in 2017 (5.7% in 2016). Please see “How the Bank Reports” on page 12 of the 2017 annual report for further explanation and a reconciliation of the Bank’s non-GAAP measures to reported basis results.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     39

Bob Dorrance

Group Head, Wholesale Banking, TD Bank Group

Chairman, CEO & President, TD Securities

Mr. Dorrance is responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment and accountable for developing and implementing plans and strategies to achieve its financial objectives, while delivering a superior customer and colleague experience.

2017 Performance

Under Mr. Dorrance’s leadership, the Wholesale Banking segment delivered net income of $1,039 million, an increase of $119 million, or 13%, compared with the prior year. The increase in earnings was due to higher revenue, reflecting of the strength of the business in Canada and continued growth in the U.S. and a net recovery of credit losses, partially offset by higher non-interest expenses.

Other 2017 business highlights for the Wholesale Banking segment include:

•	Significant role on multiple notable deals, including:

–  Acted as the sole underwriter and book-runner on Canadian Natural Resources’ $11.1 billion acquisition of Royal Dutch Shell’s oil sands assets, and served as co-lead  underwriter on TransCanada Corporation’s $4.5 billion equity underwritings;

–  Acted as joint book-runner on Canadian Natural Resources’ bond offerings in the third quarter that were the largest concurrent cross-border multi-tranche U.S. dollar and  Canadian dollar debt offerings ever completed; and

–  Led a US$1 billion green bond issuance for the bank, the bank’s first in U.S. dollars and one of the largest green bonds ever issued by a bank.

•

Continued to invest in new product and service areas with the continued expansion of our U.S. dollar businesses, the successful completion of the acquisition and integration of TD Prime Services (formerly Albert Fried & Company), and the opening of an office in Tokyo.

•	Top dealer status in Canada in a number of activities (for the nine month period ending September 30, 2017)(1):

–  #1 in Equity block trading and equity options block trading;

–  #1 in Government debt and corporate debt underwriting;

–  #1 in Syndicated loans (on a rolling twelve-month basis); and

–  #1 in M&A announced and completed (on a rolling twelve-month basis).

After considering his overall performance, the business performance factor for members of the SET, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Dorrance of $8,600,000 for 2017. Mr. Dorrance’s year-over-year compensation includes the impact of an increase in salary and target compensation that was approved by the committee following a review of market practices together with the size, scope and complexity of the bank and Mr. Dorrance’s accountabilities. The following table highlights the final total direct compensation awarded to Mr. Dorrance for the past two years.

	2016	2017
Salary	$ 500,000	$ 750,000
Cash Incentive	$2,555,000	$2,747,500
Performance Share Units	$3,179,150	$3,418,675
Stock Options (rounded)	$1,565,850	$1,683,825

Equity Incentive	$4,745,000	$5,102,500
Total Direct Compensation	$7,800,000	$8,600,000

Share Ownership – Mr. Dorrance exceeds his share ownership requirement of $8,150,000.

Required Multiple(2)	Actual Share Ownership at December 31, 2017				Multiple of Target Total Direct Compensation
	Directly Held ($)	Share Units		Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
		Vested ($)	Subject to Vesting ($)
1	42,057,716	51,876,200	11,826,951	105,760,867	11.53	12.98

(1)

Equity block trading: block trades by value on all Canadian exchanges, Source: IRESS. Equity options block trading: block trades by number of contracts on the Montreal Stock Exchange, Source: Montreal Exchange. Government and corporate debt underwriting: excludes self-led domestic bank deals and credit card deals, bonus credit to lead, Source: Bloomberg. Syndicated loans: deal volume awarded equally between the book-runners, Source: Bloomberg. M&A completed and announced: Canadian targets, Source: Thomson Reuters. Rankings reflect TD Securities’ position among Canadian peers in Canadian product market.

(2)	Mr. Dorrance’s ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

40    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Greg Braca

Group Head, U.S. Banking, TD Bank Group

President & CEO TD Bank, America’s Most Convenient Bank®

Mr. Braca is responsible for TD’s personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and colleague experience and proactively managing TD’s relationships with U.S. stakeholders.

2017 Performance

Mr. Braca assumed the role of Executive Vice President, TD Bank Group and President and CEO TD Bank, America’s Most Convenient Bank® on June 1, 2017, and was appointed Group Head, U.S. Banking, TD Bank Group on November 1, 2017. As outlined above, Mr. Braca is responsible for the majority of businesses that contribute to the bank’s U.S. retail segment results. Excluding the contribution from TD Ameritrade, the bank’s U.S. retail segment delivered reported earnings of U.S.$2.2 billion, an increase of 15% over 2016. The increase was primarily due to a more favourable interest rate environment, higher loan and deposit volumes, and fee income growth, partially offset by higher expenses.

Other 2017 business highlights for the U.S. retail segment include:

•	Outperformed peers in loan and deposit growth, as well as household acquisition;

•

Continued to provide legendary customer service and convenience: “Ranked Highest in Dealer Satisfaction among Non-Captive Lenders With Retail Credit”(1), and “Ranked Highest in Small Business Banking in the South Region”(2);

•	Recognized as an extraordinary and inclusive place to work:

–  Named to DiversityInc.‘s Top 50 Companies in the U.S. for diversity for the fifth year in a row; and

–  Recognized by Great Place to Work® as a certified “Great Place to Work” for 2018.

•	Completed the acquisition of Scottrade Bank in September 2017.

After considering his overall performance, the business performance factor for members of the SET, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Braca of US$3,658,000 for 2017. The following table highlights the final total direct compensation awarded to Mr. Braca for the past two years. Mr. Braca’s year-over-year compensation includes the impact of an increase in target compensation associated with Mr. Braca assuming the role of Executive Vice President, TD Bank Group and President and CEO TD Bank, America’s Most Convenient Bank® on June 1, 2017.

	2016	2017
Salary(3)	US$ 550,000	US$ 750,000
Cash Incentive	US$ 425,000	US$1,102,000
Performance Share Units	US$ 835,000	US$1,515,000
Stock Options (rounded)	US$ 140,000	US$ 291,000

Equity Incentive	US$ 975,000	US$1,806,000
Total Compensation	US$1,950,000	US$3,658,000

Share Ownership – Mr. Braca exceeds his share ownership requirement of $5,884,200(4).

Required Multiple	Actual Share Ownership at December 31, 2017				Multiple of Base Salary
	Directly Held ($)	Share Units		Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
		Vested ($)	Subject to Vesting ($)
6	504,718	2,073,061	4,860,824	7,438,603	2.63	7.59

(1)

TD Auto Finance received the highest numerical score among 17 non-captive lenders the J.D. Power 2017 Dealer Financing Satisfaction Study based on 13,537 total responses, measuring the perceptions and experiences of dealerships with their financing providers, surveyed April-May 2017. Your experiences may vary. Visit www.jdpower.com.

(2)

TD Bank ranked highest in Small Business Banking in the South Region for the first time in the 2017 J.D. Power Small Business Banking Satisfaction StudySM. J.D. Power’s 2017 Small Business Satisfaction StudySM surveyed more than 8,300 small business owners or financial decision makers who use business banking services. Visit www.jdpower.com for more information.

(3)

Mr. Braca’s salary increased to US$650,000 effective November 1, 2016, and subsequently to US$750,000 upon assuming the role of Executive Vice President, TD Bank Group and President and CEO TD Bank, America’s Most Convenient Bank® on June 1, 2017.

(4)

Mr. Braca’s ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the average month-end US/CDN closing exchange rate for the fiscal year using the Bank of Canada for the period November 2016 to April 2017 and WM/Reuters for the period May 2017 to October 2017 (2017 = 1.3076).

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     41

Teri Currie

Group Head, Canadian Personal Banking, TD Bank Group

Ms. Currie is responsible for the leadership of Canadian Personal Banking, more commonly known as TD Canada Trust, which includes Community Banking and Personal Banking Products as well as Canadian Credit Cards. Ms. Currie is accountable for developing and implementing plans and strategies to achieve market share, profitability and other financial objectives, while delivering superior customer and colleague experience.

2017 Performance

Under Ms. Currie’s leadership, Canadian Personal Banking had a strong year exceeding net income, efficiency ratio, and return on equity targets. During the year, the business also continued to focus on customer service and convenience by optimizing the branch network, investing in the digital channel experience, and enhancing the value proposition of products, including waiving fees for withdrawals at non-TD ATMs across Canada.

Other 2017 business highlights for Canadian Personal Banking include:

•	Strong volume growth across key businesses:

–	Record originations in real estate secured lending;

–	Chequing and savings deposit volume growth of 9%; and

–	Strong retail sales on TD credit cards with year-over-year growth of 8%.

•	TD Canada Trust ranked first among the Big 5 Canadian Retail Banks for “Customer Service Excellence” according to Ipsos(1);

•	Strong Canadian market share in key products(2):

–	#1 in personal deposit and credit card market share; and

–	#2 in real estate secured lending and personal loan market share.

•

Ranked first in Canadian mobile banking with the highest number of mobile unique visitors according to comScore, Inc.(1), and the TD mobile banking app ranked as the #1 Canadian banking app according to Silicon Valley-based App Annie.

After considering her overall performance, the business performance factor for members of the SET, and the CEO’s recommendation, the committee approved final total direct compensation for Ms. Currie of $3,875,000 for 2017. Ms. Currie’s year-over-year compensation reflects an increase in salary and target compensation that was approved by the committee as part of a multi-year approach given her new role as Group Head, Canadian Personal Banking. The following table highlights the final total direct compensation awarded to Ms. Currie for the past two years.

	2016	2017
Salary	$ 500,000	$ 750,000
Cash Incentive	$1,075,000	$1,084,500
Performance Share Units	$1,206,000	$1,367,135
Stock Options (rounded)	$ 594,000	$ 673,365

Equity Incentive	$1,800,000	$2,040,500
Total Direct Compensation	$3,375,000	$3,875,000

Share Ownership – Ms. Currie exceeds her share ownership requirement of $4,500,000.

Required Multiple	Actual Share Ownership at December 31, 2017				Multiple of Base Salary
	Directly Held ($)	Share Units		Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
		Vested ($)	Subject to Vesting ($)
6	208,571	3,382,167	4,974,283	8,565,021	4.79	11.42

(1)	Refer to footnotes 1, 2 and 6 on page 20 for additional information.

(2)

Market share ranking is based on most current data available from OSFI for personal deposits and loans as at August 2017, from public financial disclosures for average credit card balances as at March 2017 and from the Canadian Bankers Association for Real Estate Secured Lending as at June 2017.

The following sections of this circular contain the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the form set forth by the Canadian Securities Administrators.

42    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below presents details of the total compensation earned in respect of fiscal 2017, 2016, and 2015 for each of the bank’s NEOs.

						Non-Equity Incentive Plan Compensation(3) ($)
Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards ($)	Option-Based Awards(2)			Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
				(#)	($)
Bharat Masrani Group President and Chief Executive Officer, TD Bank Group	2017	1,209,179	5,145,600	183,632	2,534,415	1,920,000	1,549,800	78,324	12,437,318
	2016	1,000,000	4,197,550	157,224	2,067,496	1,685,000	1,313,000	80,908	10,343,954
	2015	1,000,000	4,221,000	186,268	2,079,030	1,700,000	1,314,500	383,692	10,698,223
Riaz Ahmed Group Head and Chief Financial Officer, TD Bank Group	2017	708,631	1,487,065	53,072	732,479	955,500	219,500	38,779	4,141,954
	2016	500,000	1,340,000	50,192	660,025	900,000	200,500	38,447	3,638,972
	2015	500,000	1,326,600	58,544	653,439	820,000	110,600	44,852	3,455,491
Bob Dorrance Group Head, Wholesale Banking, TD Bank Group and Chairman CEO & President, TD Securities	2017	708,631	3,418,675	122,004	1,683,850	2,747,500	N/A	14,387	8,573,043
	2016	500,000	3,179,150	119,080	1,565,902	2,555,000	N/A	13,749	7,813,801
	2015	500,000	3,135,600	138,372	1,544,439	2,620,000	N/A	12,773	7,812,812
Greg Braca(6)(7) Group Head, U.S. Banking, TD Bank Group and President and Chief Executive Officer, TD Bank, America’s Most Convenient Bank®	2017	908,028	1,947,381	27,104	374,079	1,440,975	29,748	76,750	4,776,961
	2016	729,465	1,100,530	14,032	184,521	563,678	29,875	23,209	2,631,278
	2015	684,860	1,080,166	15,220	169,878	410,916	27,799	75,183	2,448,802
Teri Currie Group Head, Canadian Personal Banking, TD Bank Group	2017	708,631	1,367,135	48,792	673,408	1,084,500	205,500	49,158	4,088,332
	2016	500,000	1,206,000	45,172	594,012	1,075,000	188,100	11,381	3,574,493
	2015	500,000	1,206,000	53,220	594,015	700,000	95,600	36,930	3,132,545
Mike Pedersen(7) Former Group Head, U.S. Banking, TD Bank Group and President and CEO, TD Bank, America’s Most Convenient Bank®	2017	656,315	0	0	0	1,503,740	480,700	5,924,898	8,565,653
	2016	663,150	3,768,821	51,368	675,489	2,325,004	415,900	69,521	7,917,885
	2015	622,611	3,804,360	60,868	679,378	2,116,878	368,400	103,761	7,695,388

(1)

Salary reflects base salary earned during the period November 1, 2016 to October 31, 2017, and may differ from base salary reported elsewhere in this circular due to salary increases that were effective January 1, 2017 for Mr. Masrani, Mr. Ahmed, Mr. Dorrance, and Ms. Currie, and effective June 1, 2017 for Mr. Braca.

(2)

In 2017, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Masrani, Mr. Ahmed, Mr. Dorrance, Mr. Braca, and Ms. Currie by $1,381,206, $399,186, $917,665, $203,865 and $366,994, respectively. For consistency, the compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2017 awards was 19% of the share price. This is the average compensation value for stock option awards for the five years from December 2013 to December 2017, assuming an expected life equal to the full 10 year term of the stock options. The accounting fair value for the December 2017 awards is based on an expected life of 6.31 years, and the following additional inputs: risk free interest rate of 1.71%; volatility of 13.91%; and dividend yield of 3.50%.

(3)	Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the “Compensation Discussion and Analysis” section of this circular.
(4)

The pension value reported is the “compensatory value” of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank’s pension plans for NEOs are provided beginning on page 49 of this circular.

(5)

The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to NEOs. The following values reflect the perquisites which exceed 25% of the NEO’s total amount reported. For 2017, Mr. Masrani’s amount includes $48,049 in perquisite allowance and related programs; Mr. Ahmed’s amount includes $35,901 in perquisite allowance; Mr. Dorrance’s amount includes $7,739 in parking fees and $4,689 in club membership fees; Mr. Braca’s amount includes $63,423 in perquisite allowance; Mr. Currie’s amount includes $46,172 in perquisite allowance; Mr. Pedersen’s amount includes the Canadian dollar equivalent of US$4.5 million in payments connected with his departure from the bank, US$3.5 million of which was paid in 2017. Additional details on Mr. Pedersen’s arrangements are found on page 53 of this circular.

(6)

Mr. Braca was appointed Executive Vice President, TD Bank Group and President and Chief Executive Officer, TD Bank, America’s Most Convenient Bank® effective June 1, 2017 and Group Head, U.S. Banking, TD Bank Group on November 1, 2017.

(7)

Over the three year period reported in the table above, Mr. Braca’s and Mr. Pedersen’s compensation was awarded in a combination of Canadian and U.S. dollars. Where required, the exchange rate used to convert U.S. dollar compensation, excluding share-based and option-based awards, was for 2017 the average month-end US/CDN closing exchange rate for the fiscal year using the Bank of Canada for the period November 2016 to April 2017 and WM/Reuters for the period May 2017 to October 2017 (2017 = 1.3076), and for 2016 and 2015 the Bank of Canada’s average US/CDN exchange rate for the fiscal year (2016 = 1.3263; 2015 = 1.2452). For 2017, 2016, and 2015, the exchange rate used to convert share-based and option-based awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the date the awards were granted (2017 = 1.2854; 2016 = 1.3180; 2015 = 1.3587).

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     43

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2017.

	Option-based Awards(1)					Share-based Awards(1)(2)
Name	Number of Securities Underlying unexercised Options	Option exercise price	Option expiration date	Value of Unexercised in-the- money Options(3)	Value of Options Exercised	Number of Shares that have not Vested		Market or Payout Value of Share-based awards that have not Vested(3) ($)		Market or Payout Value of Share- based awards that have Vested and not paid out or distributed(3)(5) ($)
		($)		($)	($)	Min(4)	Target	Min	Target
Bharat Masrani	135,308	36.625	Dec 13, 2020	5,009,779	187,998
	159,208	36.635	Dec 12, 2021	5,893,084
	131,280	40.540	Dec 13, 2022	4,346,681
	131,456	47.590	Dec 12, 2023	3,425,743
	141,668	52.460	Dec 11, 2024	3,001,945
	186,268	53.150	Dec 9, 2025	3,818,494
	157,224	65.750	Dec 12, 2026	1,242,070
	183,632	72.640	Dec 12, 2027	185,468
						177,888	222,360	13,101,433	16,376,792	19,612,311
Total	1,226,044			26,923,264	187,998	177,888	222,360	13,101,433	16,376,792	19,612,311
Riaz Ahmed	56,392	36.625	Dec 13, 2020	2,087,914
	67,008	36.635	Dec 12, 2021	2,480,301
	63,912	40.540	Dec 13, 2022	2,116,126
	56,832	47.590	Dec 12, 2023	1,481,042
	57,188	52.460	Dec 11, 2024	1,211,814
	58,544	53.150	Dec 9, 2025	1,200,152
	50,192	65.750	Dec 12, 2026	396,517
	53,072	72.640	Dec 12, 2027	53,603
						60,057	73,741	4,423,217	5,431,047	16,393,378
Total	463,140			11,027,468	0	60,057	73,741	4,423,217	5,431,047	16,393,378
Bob Dorrance		36.625	Dec 13, 2020	0	7,246,494
		36.635	Dec 12, 2021	0	6,574,743
		40.540	Dec 13, 2022	0	6,529,489
	128,944	47.590	Dec 12, 2023	3,360,281
	138,636	52.460	Dec 11, 2024	2,937,697
	138,372	53.150	Dec 9, 2025	2,836,626
	119,080	65.750	Dec 12, 2026	940,732
	122,004	72.640	Dec 12, 2027	123,224
						128,467	160,583	9,461,560	11,826,951	51,876,200
Total	647,036			10,198,560	20,350,726	128,467	160,583	9,461,560	11,826,951	51,876,200
Greg Braca	13,584	36.635	Dec 12, 2021	502,812
	23,168	40.540	Dec 13, 2022	767,092
	14,880	47.590	Dec 12, 2023	387,773
	10,952	52.460	Dec 11, 2024	232,073
	15,220	53.150	Dec 9, 2025	312,010
	14,032	65.750	Dec 12, 2026	110,853
	27,104	72.640	Dec 12, 2027	27,375
						52,799	65,999	3,888,660	4,860,824	2,073,061
Total	118,940			2,339,988	0	52,799	65,999	3,888,660	4,860,824	2,073,061
Teri Currie		32.990	Dec 14, 2019	0	72,075
		36.625	Dec 13, 2020	0	1,382,102
		36.635	Dec 12, 2021	0	2,144,458
	56,064	40.540	Dec 13, 2022	1,856,279
	53,968	47.590	Dec 12, 2023	1,406,406
	53,724	52.460	Dec 11, 2024	1,138,412
	53,220	53.150	Dec 9, 2025	1,091,010
	45,172	65.750	Dec 12, 2026	356,859
	48,792	72.640	Dec 12, 2027	49,280
						55,096	67,539	4,057,806	4,974,283	3,382,167
Total	310,940			5,898,245	3,598,635	55,096	67,539	4,057,806	4,974,283	3,382,167
Mike Pedersen	105,440	32.990	Dec 14, 2019	4,287,190
	102,688	36.625	Dec 13, 2020	3,802,023
		36.635	Dec 12, 2021	0	3,873,132
		40.540	Dec 13, 2022	0	3,059,726
	89,256	47.590	Dec 12, 2023	2,326,011
	50,276	52.460	Dec 11, 2024	1,065,348
	60,868	53.150	Dec 9, 2025	1,247,794
	51,368	65.750	Dec 12, 2026	405,807
						109,072	136,340	8,033,128	10,041,410	2,065,823
Total	459,896			13,134,175	6,932,858	109,072	136,340	8,033,128	10,041,410	2,065,823
(1)

Outstanding option-based awards and outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.

44    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

(2)	The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.
(3)	Value is based on the December 29, 2017 TSX closing price for a common share of $73.65.
(4)

Represents 80% of the outstanding unvested PSUs, which is the lowest number of units determined by formula under the plan terms. However, the committee may, in its discretion, reduce or cancel outstanding unvested share units.

(5)	Represents vested share-based awards (DSUs and VSUs) which are not paid out, and will remain outstanding until the NEO retires or otherwise leaves the bank.

Value on Vesting or Pay-Out of Incentive Plan Awards

The table below presents details of all awards that vested in the most recently completed calendar year.

		Option-based Awards(1)		Share-based Awards(1)
Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment(2) (#)	Number of Units Vested During the Year(3) (#)	Value Vested During the Year ($)
Bharat Masrani	Dec 12, 2013	131,456	3,306,118
	Dec 11, 2014			62,333	13,920	83,520	6,066,865
Riaz Ahmed	Dec 12, 2013	56,832	1,429,325
	Dec 11, 2014			25,162	5,619	33,714	2,449,010
Bob Dorrance	Dec 12, 2013	128,944	3,242,942
	Dec 11, 2014			60,999	13,622	81,732	5,936,993
Greg Braca	Dec 12, 2013	14,880	374,232
	Jun 4, 2014			2,008	0	2,240	145,235
	Dec 11, 2014			15,660	3,497	20,983	1,524,202
Teri Currie	Dec 12, 2013	53,968	1,357,295
	Dec 11, 2014			23,637	5,279	31,671	2,300,585
Mike Pedersen	Dec 12, 2013	89,256	2,244,788
	Dec 11, 2014			61,874	13,817	82,905	6,022,198

(1)

Option-based awards and share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend. Vesting options valued at closing price on vesting dates (or previous business day where date falls on weekend).

(2)

The PSUs granted on December 11, 2014 vested and matured on December 11, 2017. Based on the bank’s relative three-year TSR versus the comparator group established at the time the award was granted, the performance factor applied to determine the final number of units paid out to participants at maturity was 120%. For awards maturing in December 2017, this peer comparator group included: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia. The Restricted Share Units (RSUs) granted on June 4, 2014 to Mr. Braca vested and matured on June 4, 2017 and were not subject to a performance factor.

(3)	Number of PSUs and RSUs vested during the year includes dividend equivalents earned on outstanding units during the three-year deferral period.

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BANK PERFORMANCE AND EXECUTIVE COMPENSATION

Five Year TSR Comparison

The following graph compares the five fiscal year TSR for common shares to the return for the S&P/TSX Composite Index Banks and the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends

(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)

Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization

The following graph illustrates the change in total compensation awarded to (i) the CEO and (ii) the NEOs (including the CEO), compared to the change in adjusted net income available to common shareholders and market capitalization since 2012.

Using 2012 as a baseline, the total compensation awarded to (i) the CEO increased 14% and (ii) the top five NEOs (including the CEO) increased 3.6%, compared to growth over the same period in adjusted net income available to common shareholders of 52% and market capitalization of 81%. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five NEOs (in 2012, 2013 and 2014 the bank voluntarily disclosed compensation for a sixth NEO; for 2016 Ms. Johnston was CFO for only a portion of the year; and for 2017 Mr. Pedersen was an officer of the bank for only a portion of the year; this additional data has been excluded). For further information on the bank’s adjusted earnings, see note 8 on page 21 of this circular.

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Cost of Management Ratio

The cost of management ratio expresses the total of all types of compensation awarded to the top five NEOs of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.

Year	Total NEO Compensation ($ millions)	Adjusted Net Income Available to Shareholders(1) ($ millions)	Cost of Management Ratio (%)	Market Capitalization ($ billions)(2)	Cost of Management Ratio (%)
2017	34.02	10,273	0.33	134.9	0.03
2016	33.29	9,036	0.37	113.0	0.03
2015	35.24	8,543	0.41	99.6	0.04
(1)	For further information on the bank’s adjusted results, see note 8 on page 21 of this circular.
(2)	Market capitalization as at October 31 of each year.

Total compensation for the top five NEOs includes fiscal base salary, annual incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated.

ADDITIONAL DISCLOSURE

All individuals who may have a material impact on the risk of the bank have been identified and, under bank policy, have a minimum 40% of variable compensation awarded as equity that vests after a minimum of three years.

The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on material risk takers, including additional summary compensation information required by the FSB, and additional information on pension plans, termination and change of control benefits, and stock options.

MATERIAL RISK TAKERS

Under FSB Guidelines, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to make sure that these individuals are incented in a manner that is consistent with the long-term performance and sustainability of the bank.

To align with the FSB Guidelines described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all senior executives of the bank titled senior vice president and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code), can make decisions which impact the risk exposure of the bank in excess of $50 million.

ADDITIONAL SUMMARY COMPENSATION INFORMATION

In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank’s approach to executive compensation, additional quantitative information is required for senior management and material risk takers.

For the purposes of the tables below, senior management has been identified as the NEOs listed in the bank’s management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the NEOs). There were 199 material risk takers identified in 2017 and 193 identified in 2016, in each case excluding the NEOs.

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2017 Compensation Awards

The following table summarizes the value of compensation awarded to material risk takers in respect of 2016 and 2017. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.

	2016		2017
($ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Fixed Compensation
Salary(1)	3.7	59.5	4.9	61.9
Variable Compensation Awards
Cash Incentive (non-deferred)	9.3	100.5	9.7	108.0
Share Units (deferred)	14.9	97.6	13.4	96.9
Stock Options (deferred)	6.2	20.1	6.0	19.7
Other Deferred Incentive(2)	0.0	3.2	0.0	3.9
Other
Guaranteed Awards(3)	0.0	1.2	0.0	0.0
Sign on Awards(4)	0.0	6.3	0.0	8.1
Severance Paid(5)	0.0	10.1	4.6	12.3

(1)	Salary is the annual salary as at October 31.
(2)

Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

(3)

Zero individuals identified as material risk takers received a guaranteed award in 2017 versus two in 2016. These individuals were new hires, and, consistent with bank policy, the guarantee was in respect of the first year of hire only. Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(4)	Ten individuals identified as material risk takers received sign-on awards in 2017 versus seven in 2016. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.
(5)

Eleven individuals identified as material risk takers received severance payments in 2017, of which the single highest severance amount paid was $5.7 million versus ten in 2016 with a highest severance amount paid of $2.4 million.

Deferred Compensation

The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.

	2016(1)		2017(1)
($ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	53.4	382.8	53.5	368.9
Stock Options(2)	23.8	69.8	24.0	77.1
Other Deferred Incentive(3)	0.0	11.3	0.0	9.7
Vested
Share Units	92.5	171.0	95.4	187.9
Stock Options(2)	57.5	102.9	45.5	125.2
Other Deferred Incentive(3)	0.0	0.0	0.0	0.0
Paid during calendar year
Share Units	19.9	159.4	24.4	189.1
Stock Options(2)	3.6	17.2	31.1	28.3
Other Deferred Incentive(3)	0.0	7.3	0.0	7.0

(1)	Based on the TSX closing price of a common share on December 29, 2017 of $73.65, and on December 30, 2016 of $66.22 and US$49.34.
(2)	Stock Options paid out in U.S. Dollars were converted using the Bank of Canada exchange rate of 1.2545 for December 29, 2017. Employment Benefit reflects Stock Options exercised and settled in 2017.
(3)

Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

100% of the vested and unvested awards listed in the above table are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the PSU multiplier) and/or explicit adjustments (e.g., reduction, clawback, or forfeiture of awards).

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Adjustments to Deferred Compensation

The bank’s equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance with the bank’s risk appetite. To support this potential reduction, at year-end, the CRO completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warranted such a reduction. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees. Following the 2017 review, no such adjustments were made.

RETIREMENT PLAN BENEFITS

•

Mr. Masrani, Mr. Ahmed, Ms. Currie, and Mr. Pedersen participate in a supplemental executive retirement plan called the Executive Benefit Plan, which provides for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Receipt of the executive pension is dependent on compliance with conduct provisions.

•	Mr. Braca participates in the TD 401(k) Retirement Plan, a defined contribution registered plan.

•

Mr. Masrani will earn a flat annual pension accrual of $110,000 per year for each year of service as CEO, and his total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.35 million. The NEOs participate in different bank retirement plans, with the exception of Mr. Dorrance who does not participate in any bank retirement plans. The following section describes the retirement plans in which one or more of the NEOs continue to participate. In addition, there are several plans in which the NEOs accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the TD Bank 401(k) Retirement Plan.

Executive Benefit Plan

The bank offers each of its NEOs, other than Mr. Dorrance and Mr. Braca, an unfunded executive benefit plan that includes a portion of the executives’ incentive compensation. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:

Participating NEOs	Mr. Masrani (under amended terms, explained below under the section entitled “Pension Arrangements for Mr. Masrani”), Mr. Ahmed, Ms. Currie, and Mr. Pedersen.
Pension Formula

The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank’s registered pension plans.

For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.35 million.

Final Average Earnings

The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, as follows:

•    salary frozen at October 31, 2010, plus annual incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and salary at October 31, 2015 for service thereafter (maximum of 30 years in total); or

•    pensionable earnings (salary, plus incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years).

•    actual cash incentives are used to calculate pensionable earnings before October 31, 2015 and target cash incentives for service after that date.

Retirement Age	63

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Vesting Requirements	Five years of Executive Benefit Plan participation.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of Pension

The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Other Considerations

The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

Pension Fund Society

The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The NEOs, with the exception of Mr. Dorrance and Mr. Braca, participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:

Participating NEOs	Mr. Masrani, Mr. Ahmed, Ms. Currie, and Mr. Pedersen(1).
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member Contributions

4.85% of salary up to the government limit plus 7.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $18,941, in 2017. All NEOs who are active participants in the plan make contributions at the maximum level.

Retirement Age	63
Reduction for Early Pension Commencement

Pension is reduced according to a formula based on the number of years and months the pension commences before his or her 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension

Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2017, the maximum pension is $2,914 per year of membership.

(1)

Mr. Pedersen continues to participate in the Pension Fund Society, and was not eligible to participate in the TD Bank 401(k) Retirement Plan during his assignment to the United States, in accordance with the bank’s current assignment policy.

TD 401(k) Retirement Plan

TD Bank, America’s Most Convenient Bank®, provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. Contributions are based on the following plan provisions:

Participating NEOs	Mr. Braca
Provisions

The bank makes annual core contributions to the plan based on the age and years of service of the employee. Core contributions range between 2% - 6% of eligible compensation (up to a maximum of $150,000). Employees are also eligible to make salary deferral contributions into the plan and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation for up to a total of 4.5%. Salary deferral contributions and employer match eligible compensation are subject to prescribed IRS annual limits. The retirement benefit payable from the plan is determined based on the member’s account balance.

Retirement Age	65

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PENSION ARRANGEMENTS FOR MR. MASRANI

Mr. Masrani’s pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. While CEO, Mr. Masrani will continue participation under the Executive Benefit Plan with amended provisions to reflect his service as CEO. For each year of service as CEO, Mr. Masrani will earn a flat annual pension accrual of $110,000 per year. Mr. Masrani’s CEO pension accrual is inclusive of benefits under the Pension Fund Society, the government’s Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Masrani cannot contribute in excess of registered plan limits. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year in advance of the date this accrual reduction became effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.35 million.

ACCRUED NEO DEFINED BENEFIT PENSION OBLIGATION

The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the NEOs from October 31, 2016 to October 31, 2017.

Name	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2016 (3)(4)	2017 Compensatory Change(5)	2017 Non- Compensatory Change(6)	Accrued Obligation at October 31, 2017(3)(4)
	October 31, 2017(1)	At Age 65	October 31, 2017	At Age 65(2)
Bharat Masrani(7)	31	34	$969,600	$1,290,500	$13,864,300	$1,549,800	$221,600	$15,638,700
Riaz Ahmed	21	31	$431,500	$611,800	$5,125,600	$219,500	$121,200	$5,466,300
Teri Currie(8)	17	29	$364,000	$578,300	$4,028,300	$205,500	$50,500	$4,284,300
Mike Pedersen(9)	17	27	$344,000	$509,800	$4,084,100	$480,700	$214,800	$4,770,600

(1)

Represents credited service (rounded to the nearest whole year) for the NEO’s executive plan, which provides the majority of the pension benefit. Credited service (rounded to the nearest whole year) for the Pension Fund Society is 11 years for Mr. Masrani, 15 years for Mr. Ahmed, 13 years for Ms. Currie, and 10 years for Mr. Pedersen. Mr. Masrani’s credited service (rounded to the nearest whole year) for the TD Banknorth qualified plan is 2 years.

(2)

The estimated pension amounts at age 65 are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded. Both accrued and projected benefits are inclusive of any applicable deemed accrual adjustments that apply to the NEOs.

(3)	All pension values include the cost of amounts payable from all bank plans in which the NEO previously and currently participates.
(4)

Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 24 of the bank’s audited consolidated financial statements for the year ended October 31, 2017.

(5)

Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost), the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.

(6)

Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)

Mr. Masrani’s accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.8038 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.1271 = US$1.00). Mr. Masrani became subject to a deemed accrual adjustment on November 1, 2014, one year before this accrual reduction became effective for other senior executives.

(8)

Ms. Currie was granted, as a term of her employment, an additional four years of service for the purpose of determining the portion of her pension provided by the Executive Benefit Plan. Actual years of service apply for Ms. Currie’s benefit under the Pension Fund Society. This exception to policy was granted to provide Ms. Currie with a competitive pension at retirement age, which would not have otherwise been possible given her years of experience prior to being recruited to the bank.

(9)

Mr. Pedersen, subject to vesting requirements, is eligible to receive an additional eight years of service, for the purpose of determining the portion of his pension provided by the Executive Benefit Plan. He received two years of service for each year of service from 2011 to 2013, which vested on January 1, 2014, and is eligible to receive two years of service for each year of service from 2014 to 2018, which vested on July 31, 2017. Actual years of service apply for Mr. Pedersen’s benefit under the Pension Fund Society. This exception to policy was granted to provide Mr. Pedersen with a competitive pension at retirement age which would not have otherwise been possible given his years of experience prior to being recruited to the bank.

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ACCRUED NEO DEFINED CONTRIBUTION PENSION OBLIGATION

Name	Accrued Obligation at October 31, 2016	2017 Compensatory Change(1)	Accrued Obligation at October 31, 2017
Greg Braca(2)	$552,235	$29,748	$759,819

(1)	Compensatory change represents the value of the employer contribution to the TD Bank 401(k) Retirement Plan on behalf of the named executive officer, Mr. Braca.
(2)

Mr. Braca’s compensation was awarded in U.S. dollars and reported above in Canadian dollars. The exchange rate used to convert the U.S. dollar compensation was the average month-end US/CDN closing exchange rate for the fiscal year of 1.3076 based on the Bank of Canada for the period November 2016 to April 2017 and WM/Reuters for the period May 2017 to October 2017.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Calculation of Termination Benefits

The actual amounts that a NEO would receive upon termination of employment can only be determined at the time he or she leaves the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the NEO’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each NEO:

•	termination date of December 31, 2017;

•	the December 29, 2017 TSX closing price for a common share of $73.65; and

•	pension benefits have been calculated using the fiscal year-end date of October 31, 2017.

The amounts stated below are the incremental values of such benefits that the NEO could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.

(C$ millions) Event	Resignation	Retirement	Termination without Cause(1)(2)	Termination with Cause	Change in Control(1)(3)
Bharat Masrani
Deferred compensation (equity)	0.0	24.6	0.0	(26.3)	0.0
Annual pension payable	0.0	0.0	0.0	(0.8)	0.0
Severance	0.0	0.0	6.1	0.0	6.1
Total	0.0	24.6	6.1	(27.1)	6.1
Riaz Ahmed
Deferred compensation (equity)	0.0	0.0	3.7	(8.2)	8.3
Annual pension payable	0.0	0.0	0.0	(0.4)	0.0
Severance	0.0	0.0	3.3	0.0	3.3
Total	0.0	0.0	7.0	(8.6)	11.6
Bob Dorrance
Deferred compensation (equity)	0.0	18.7	0.0	(3.4)	0.0
Annual pension payable	0.0	N/A	N/A	N/A	N/A
Severance	0.0	0.0	6.8	0.0	6.8
Total	0.0	18.7	6.8	(3.4)	6.8
Greg Braca
Deferred compensation (equity)	0.0	0.0	1.9	(3.6)	5.5
Annual pension payable	0.0	0.0	0.0	0.0	0.0
Severance	0.0	0.0	3.7	0.0	3.7
Total	0.0	0.0	5.6	(3.6)	9.2
Teri Currie
Deferred compensation (equity)	0.0	7.6	0.0	(3.3)	0.4
Annual pension payable	0.0	0.0	0.0	(0.3)	0.0
Severance	0.0	0.0	3.5	0.0	3.5
Total	0.0	7.6	3.5	(3.6)	3.9

(1)

Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the deferred compensation plans.

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(2)

Executives at the bank do not typically have employment agreements that provide for specific payments in the event employment is terminated without cause. Severance payments for executives above are estimates only.

(3)

In the event of termination without cause within the vesting period that occurs within 24-months of a change in control of the bank, an executive will be entitled to the incremental values indicated, subject to compliance with the conduct provisions.

Mr. Pedersen’s Arrangements

In October 2016, the bank announced Mr. Pedersen’s retirement from his role as Group Head, U.S. Banking, TD Bank Group and President and CEO, TD Bank, America’s Most Convenient Bank® to take effect on June 1, 2017. In 2017, the bank and Mr. Pedersen finalized the terms of his departure. The following outlines the key elements of the agreement:

•

Continued in his role as Group Head, U.S. Banking, TD Bank Group and President and CEO, TD Bank America’s Most Convenient Bank® until June 1, 2017, at which time he became a special advisor to the bank for a term ending June 30, 2018;

•	Continued base salary and eligibility for the bank’s employee benefits program through 2017, and until the end of Mr. Pedersen’s term as a special advisor;

•	Pro-rata cash incentive award and no equity award in respect of fiscal 2017;

•	US$4.5 million in payments in connection with his departure from the bank, split between fiscal 2017 (US$3.5 million) and fiscal 2018 (US$1.0 million);

•	Advanced the timing for crediting additional service for the Executive Benefit Plan under the bank’s prior commitment to provide additional credited service through to January 1, 2019; and

•	Payment of certain repatriation costs (e.g. home sale support, moving costs, tax advice) in accordance with the bank’s relocation policy.

Under the terms of the agreement, the outstanding payment outlined above remains contingent on Mr. Pedersen not working for a competitor of the bank until such time as the payment is made. In addition, amounts payable under the Executive Benefit Plan and in relation to outstanding equity awards are subject to reduction or forfeiture in the event of competition with the bank, solicitation of employees or customers.

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Treatment of Termination Benefits

The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.

Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control
Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Incentive Compensation	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award
Share Units (RSUs or PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Entitled to a pro-rata share based on the number of full 12 month periods since the award date. Units mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms. Options expire on the earlier of the original expiry date and five years from the date of retirement	Vested stock options and those that vest within 90 days may be exercised within 90 days. A pro-rata share (based on the number of full 12 month periods since the award date) of unvested options will vest in normal course and be exercisable for 90 days following after the vesting date	Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination
DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination
VSUs	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement	Entitled to a pro-rata share based on the number of full 12-month periods since the award date, subject to compliance with conduct provisions. If termination occurs after vesting period, VSUs will be redeemable upon termination	Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination
Pension	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension from registered plans. Executive supplemental pension is forfeited	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions

A ‘change of control’ occurs when (i) outstanding voting shares of the bank represent less than 50% of the combined voting power of the new entity, (ii) there is, or is expected to be, a change of 50% or more of the directors of the bank, or (iii) the board considers that there are other circumstances where it is appropriate to apply the change of control provision. In addition, under the bank’s deferred compensation plans, change of control provisions are applicable only if the executive is terminated within two years following the change of control, subject to compliance with the conduct provisions.

Conduct Provisions Resulting in Forfeiture

Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:

•	conduct constituting cause for discipline or dismissal;

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•	solicitation of customers/employees;

•	disclosure of confidential information;

•	competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario);

•	failure to sign a participation agreement; and

•	failure to certify compliance with conduct provisions.

In addition to the forfeiture provisions outlined above, all equity awards (including DSUs) granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct.

STOCK OPTIONS

The following section includes prescribed disclosure under Form 51-102F5 — Information Circular and Section 613 (Security Based Compensation Arrangements) of the TSX Company Manuals.

Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan. There were also a number of stock option plans assumed as a result of the 2008 Commerce Bancorp, Inc. acquisition, (collectively referred to below as ‘legacy plans’). All outstanding Commerce Bancorp stock options were converted into bank stock options by adjusting both the exercise price and number of options as specified in the merger agreement. As a result, a bank common share will be issued upon the exercise of an outstanding option under the legacy plans. The terms and conditions of the legacy plans will remain in place until all issued and outstanding options are exercised or expire (no option exceeded a 10 year term) and no further grants of stock options will be made under these plans. Participation in the legacy plans extended to middle management and in some cases outside directors of the acquired companies. The information below applies to awards under the bank’s 2000 Stock Incentive Plan, unless stated otherwise.

Securities Authorized for Issuance Under the Stock Option Plans

The following table shows, as of December 31, 2017, aggregate information for the bank’s 2000 Stock Incentive Plan and the legacy plans which are the only compensation plans under which equity securities of the bank are authorized for issuance from treasury.

The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding which as at December 31, 2017 was 1,843,348,816.

	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)
Equity Compensation Plans	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number
Equity compensation plans approved by securityholders
2000 Stock Incentive Plan	0.81%	15,000,925	$51.80	0.98%	17,972,673	1.79%	32,973,598
Commerce Bancorp legacy Stock Option Plans(1)	0.01%	243,842	US$33.36	—	—	0.01%	243,842
Subtotal	0.83%	15,244,767	$51.642	0.98%	17,972,673	1.80%	33,217,440
Equity compensation plans not approved by securityholders	—	—	—	—	—	—	—
Total	0.83%	15,244,767	$51.642	0.98%	17,972,673	1.80%	33,217,440

(1)

Information in the “Commerce Bancorp legacy Stock Option Plans” row has been aggregated for the three Commerce Bancorp legacy plans under which common shares are issuable on a basis consistent with TD’s acquisition of the shares of Commerce Bancorp, Inc. All legacy plans received shareholder approval on inception. The bank assumed the legacy plans pursuant to an exemption from shareholder approval under the TSX Company Manual. The TD Banknorth Inc. legacy stock option plans and The South Financial Group, Inc. legacy stock option plans were closed in 2016. The exchange rate used to convert the weighted average exercise price to Canadian dollars was the Bank of Canada exchange rate on December 29, 2017. (C$1.2545 = US$1.00).

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Plan Features

Currently, bank executives at the senior vice president level and above are eligible to participate in the 2000 Stock Incentive Plan. Details on the term and vesting schedule of stock options are set out in the table describing deferred compensation plans on pages 32 and 33. The term of outstanding stock options under all plans do not exceed 10 years. The following table provides more details on the features of the stock option plans.

Exercise price

The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. Under the legacy plans the exercise price was set at no lower than either the fair market value (or a mean average sale price), or the closing price, of the underlying security on the day of the grant. The bank does not back date stock options.

Stock Appreciation Rights

Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, upon exercise the stock option is surrendered and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date.

Transfer / Assignment of Stock Options

Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF. Most legacy plans only permit the transfer of stock options by will and laws of succession; however, in some plans, an award may be transferred with committee consent and where permitted by law, or where required by domestic order.

Circumstances under which an individual is no longer entitled to participate

The information detailed below does not apply to any of the legacy plans designed for outside directors as outstanding stock options continue under the normal plan terms under such legacy plans in all termination scenarios.

•  Termination for Cause — Stock options are forfeited. Generally, this also applies to the legacy plans. In some of the legacy plans however, the stock options are not immediately forfeited but do expire early (no later than three years after termination for cause).

•  Termination without Cause — Stock options expire early. Vested stock options can be exercised within 90 days of termination, after which time they are forfeited. A pro-rata share of unvested options will vest in normal course and be exercisable for 90 days after the vesting date, after which time they are forfeited. Generally, stock options under the legacy plans vested as of the date of termination may be exercised within 60 days to three years from the date of termination (depending on the plan).

•  Retirement — Stock options will continue with normal vesting, but may expire earlier depending on the circumstances. All outstanding stock options under the legacy plans that continue following retirement may expire early (depending on the plan).

•  Resignation — Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately. Under the legacy plans, where stock options are not forfeited, generally stock options may be exercised within 60 days to three years from the date of resignation (depending on the plan).

•  Death or Disability — All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event. For the legacy plans, the exercise period may vary from three months to up to three years.

• Other Circumstances — The plan administrator may extend an early expiry date in limited circumstances.

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Plan Amendments

Pursuant to the amendment procedure set out under the 2000 Stock Incentive Plan which was approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:

(i) an increase in the number of shares reserved under the plan;

(ii)   a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;

(iii) an extension of the original stock option expiry date;
(iv) re-introduction of non-employee directors as being eligible for new award grants under the plans;
(v) a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;
(vi) any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the Plan; and
(vii) any amendment to the amendment provisions set forth in section 14.

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants

Under the terms of the 2000 Stock Incentive Plan, there are no loans or any other type of financial assistance provided to participants. Prior to 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase bank shares and assist executives in achieving share ownership requirements. The bank no longer offers such loans to any employees, and there are no outstanding loans under the program provided to NEOs.

Dilution, Overhang and Burn Rate

The following table outlines the Dilution, Overhang and Burn Rate for the Stock Incentive Plan for the past three years as of October 31, 2017 (including Commerce Bancorp converted options):

Rate	Description	2017	2016	2015
Dilution	Dilution is defined as the number of stock options outstanding, divided by the number of total shares outstanding	0.77%	0.83%	0.99%
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	1.85%	2.00%	2.26%
Burn Rate	Burn rate is defined as the total number of stock options granted in a fiscal year, divided by the weighted average number of shares outstanding for the fiscal year	0.11%	0.13%	0.14%

As a result of the Commerce Bancorp acquisition, 19.6 million Commerce Bancorp stock options were converted into 10.8 million bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding Commerce Bancorp options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $263 million on the conversion date, which was recorded in contributed surplus and was part of the acquisition consideration.

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SHAREHOLDER PROPOSALS

The following two proposals were submitted by Mr. Lowell R. Weir of 4 Armoyan Court, Bedford, Nova Scotia B4A 3L5, with the support of a family member, for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.

Proposal A

Shareholder Resolution No. 1 – Board Misconduct

WHEREAS at the Annual General Meeting of Shareholders of the Bank held on March 30, 2017 a majority of shareholders voted in favour of a shareholder proposal on the implementation of a Proxy Access By-Law, and

WHEREAS the Directors of the Bank refused to implement the Proxy Access By-Law approved by the majority of shareholders displaying a complete disregard for corporate governance and the democratic process, and

WHEREAS Management of the Bank conspired with the Royal Bank of Canada and certain Bank shareholders to implement a Proxy Access Policy (not a By-law which would require shareholder approval to change) significantly more favourable to incumbent Bank Directors as well as seriously eroding the rights of the average shareholder, and

WHEREAS the Directors of the Bank completely ignored the fact they had a conflict of interest in the implementation of the Proxy Access Policy, and

WHEREAS the Directors of the Bank violated the Code of Conduct of the Bank by involving themselves in the implementation of the proxy Access Policy,

NOW THEREFORE BE IT RESOLVED:

(a)	The Proxy Access Policy implemented by the conflicted Bank Directors be cancelled immediately.

(b)	The Proxy Access By-law be implemented immediately by Bank Directors.

(c)	The immediate resignation of the Board Chairman.

(d)	A complete change in the governance committee directors be implemented over the next twelve months.

(e)	Any Director or Officer refusing to act in accordance with this Resolution shall immediately submit their resignation from the Bank.

Shareholder Statement

The actions of Bank Directors and Officers in the matter of the Proxy Access By-Law eliminated fifteen years of positive developments in corporate governance as well as setting a new low in director behavior and corporate democracy.

Your directors and officers opposed the Proxy Access By-law from day one. The directors and officers misrepresented the working of the By-law in conversations with shareholders. They maligned the proponent and when they were facing sure defeat (obviously seeing the proxy numbers) breaking securities regulations they issued a misleading release on proxy access to try and change voters to defeat the proposal. They failed.

When the Directors and Officers failed at the AGM, they switched tactics and conspired with the Royal Bank of Canada to implement a Proxy Access Policy very favourable to incumbent directors, officers and friendly shareholders at the expense of ordinary common shareholders whose rights were severely diminished.

While a wholesale firing of the Board of Directors is warranted, stability on the Board is important so a number of directors need to be retained. Accountability at the top is also very important, therefore the Chairman of the Board must submit his resignation immediately.

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THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The content of this Proposal and supporting statement are solely the responsibility of the proponent and are provided verbatim as required by the Bank Act. The bank expressly rejects the allegations of misconduct made by the proponent in this Proposal and supporting statement.

The actions called for in the proposal are extreme, not legally actionable, and unnecessary in light of the significant progress made so far on proxy access in Canada and board’s commitments to further progress. The bank was one of the first Canadian companies to adopt proxy access in September 2017 after consultations with shareholders and other stakeholders, including the Canadian Coalition for Good Governance (CCGG).

There are quite limited differences between the proponent’s version of proxy access and the one the bank adopted. One of these differences is the ownership threshold—3% of the bank’s common shares instead of 5%, which is the ownership threshold currently required by the Bank Act. The bank is aware that a lower ownership threshold of 3% is prevalent in the form of proxy access adopted by companies in the U.S. and is preferred by some of TD’s stakeholders in Canada. The Department of Finance (Canada) is engaged in a consultation process with a view to amending the Bank Act (which has a sunset date of March 29, 2019). The bank made a submission (available at the following link: www.td.com/governance/proxy-access.jsp) proposing that the proxy access framework that has been adopted by the bank be incorporated into the Bank Act, inclusive of a reduction in the ownership threshold to 3% from 5%. If and when the proposed legislative changes outlined in the letter are made, the board intends to lower the minimum ownership threshold in the bank’s proxy access policy to 3%. However, the bank cannot do so until the Bank Act is amended.

The adoption of proxy access by way of policy enabled the bank to offer shareholders proxy access this year while maintaining flexibility to adapt the design of the policy to conform to legislative change and evolving practice. The bank is aware that some shareholders, as well as the proponent, would prefer to see proxy access at TD adopted by way of a by-law approved by shareholders. The bank currently expects that, following the enactment of changes to the Bank Act flowing from the consultation process mentioned above, the bank will update its by-law. When this happens, the bank will give effect to the terms of its proxy access policy in its by-law.

Finally, the proponent’s version of proxy access has a higher threshold for the number of proxy access nominees in the proxy circular for a shareholders’ meeting at 25% of the board size compared to 20% in the bank’s policy. 20% is the prevailing U.S. practice and accepted by CCGG as “necessary to avoid ‘creeping board control’ though the proxy access mechanism”.

For the foregoing reasons, the board of directors recommends that shareholders vote against Proposal A.

Proposal B

Shareholder Resolution No. 2 – Addition of Bylaw – Reimbursement of Shareholder Expenses

BE IT RESOLVED THAT The Toronto Dominion Bank institute a By-Law to reimburse all reasonable expenses incurred by:

(a)	The shareholder nominator or nominating group in connection with the nomination of a proposed director under the Bank’s “Proxy Access” By-law including proxy solicitation.

(b)	The proponent of a shareholder proposal attending and presenting the proposal at the Annual General or Special Meeting.

Further the re-imbursement shall take place within 30days of the date of the Annual General Meeting.

Shareholder Statement

Shareholders are the owners of the Bank and when participating in the corporate governance process unlike directors they do not receive remuneration but they should have their expenses covered.

A level playing field and fair election process is required under the Proxy Access By-Law to encourage the best of candidates to come forward and participate in the process. No one wants to participate in a process that is biased against them.

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The TD Bank has expanded the shareholder base through their numerous US acquisitions and have shareholders who must travel great distances in attending and participating in Shareholder Meetings.

I submit this measure is common sense and all shareholders should support this measure

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The expenses which a shareholder may incur in utilizing the proxy access mechanism or submitting a shareholder proposal are entirely within his or her control and need not be significant.

The failure to reimburse expenses as contemplated by the Proposal is presented by the proponent in his supporting statement as a question of bias, an assertion which the bank rejects. Reimbursement of expenses as suggested by the Proposal is not a feature of corporate practice in Canada. Reflecting this position, the bank notes that the Proxy Access Policy promulgated by the Canadian Coalition for Good Governance (CCGG) in November 2017 did not carry forward a recommendation contained in CCGG’s May 2015 proxy access discussion paper that, in certain circumstances, shareholders using the proxy access mechanism should be reimbursed for their expenses.

The analogy drawn by the proponent in his supporting statement to the reimbursement of directors’ expenses for attending a shareholders meeting is inappropriate. Directors attend such meetings as part of their accountability to shareholders. Shareholders are not subject to an analogous imperative to attend a shareholders’ meeting.

A shareholder may choose to attend a meeting either in person or by proxy using forms provided by the bank. Moreover, a shareholder not attending a meeting may participate by submitting questions during the meeting via the bank’s website as the meeting is simulcast on the web. In addition, as a matter of courtesy to proponents (including the proponent of this Proposal), the bank has on occasion in the past arranged for proposals to be submitted to a shareholder meeting when the person making the proposal failed to attend the meeting. Accordingly, a shareholder who elects not to attend a shareholder meeting due to the expense of so doing has a number of means to make his or her views heard at the meeting.

For the foregoing reasons, the board of directors recommends that shareholders vote against Proposal B.

Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3 submitted four proposals. These proposals were submitted in French and translated into English by the bank. After discussions with the bank, MÉDAC agreed to withdraw the proposals, but requested that the text and supporting statements be included in this circular.

1. Democratization of access to two directorships

Be it resolved that the Board of Directors adopt a by-law to open access to public nominations for two directorships, the nominees to be elected by the shareholders, each for a term of one year or until a successor is elected or appointed.

Arguments

This nomination process is designed to broaden the sources of nominations for new directors and identify new talents that would not have been considered using traditional sources: referrals by management or a director, selection by an executive or director search firm, referrals by an influential shareholder holding more than 5% of the Bank’s shares.

To become nominees, individuals would have to meet the following requirements:

•	Demonstrate social and economic engagement;

•	Have the support of at least three groups representing Bank stakeholders;

•	Hold a directorship in a for-profit or not-for-profit organization;

•	Meet the skills and experience requirements sought by the Bank for its directors;

•

Preferably, hold certification from an institution or a college providing education for corporate directors. Note that for more than a decade, many thousands of individuals across Canada have received specific education for serving on boards of directors.

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Interested candidates could express their interest through a public call for nominations process in the newspapers and via electronic postings on the Bank’s website. Nominee compliance with the stated requirements would be assessed by the Bank’s Nominating Committee. Successful nominees would be included in the Management Proxy Circular and presented as identified through the public call for nominations. The two persons obtaining the largest number of votes would be elected. They would be eligible for re-election each year up to a maximum cumulative term of 12 years.

We are aware that nominees other than those identified by management or members of the Board of Directors may submit their nominations. Following on the assumption that some individuals may submit their nominations, it was difficult for us to identify any profiles of directors departing from the traditional nominating track and which could contribute differentiated value added. We would like to suggest that the Bank’s annual report on the activities of the Nominating Committee could be enriched by efforts to diversify its sources of nominations with a view to identifying the best talents to serve on the Board of Directors.

Hence, the purpose of this proposal is to develop a new source of nominations and to ensure that nominees with different decision-making perspectives can serve on the Board by reserving two seats for them, provided that they meet the selection criteria.

Such a process is currently in use by the Fonds de solidarité FTQ and allows it to achieve the objectives stated in this proposal.

THE BANK’S RESPONSE TO THIS PROPOSAL:

MÉDAC agreed to withdraw this proposal on the basis that the bank has already adopted a proxy access policy and that the bank has provided additional details on its approach to unsolicited nominations for election to the board. For more information, see “Schedule A – Board Composition, Director Nominations and Board Renewal” in this circular.

2. Commitment to decarbonisation

Be it resolved that the Bank publish a short annual report to allow shareholders to assess its exposure to climate risk and its contribution to the transition to a low-carbon economy. Such disclosure should be guided by the TCFD recommendations.

Arguments

At a conference given by one of the Bank of Canada’s senior officials in Montréal, Deputy Governor Timothy Lane stated that climate change will shake the Canadian economy. According to him, “...adapting to a lower-carbon economy will likely mean more profound structural changes for Canada than for many other countries. Canada is an important producer of fossil fuels. Our manufacturing sector is closely linked to energy — notably our automotive and aerospace industries...”

We believe that the Bank, like the other Canadian banks, has an important role to play in this decarbonization effort.

Based on the work of the Task Force on Climate-related Financial Disclosures, we propose that the Bank disclose annually:

•	its short, medium and long term commitments in this area with the results achieved;

•	its thoughts on the different scenarios taken into consideration for assessing the impacts of climate change on its operations and the measures taken to mitigate them.

Climate and environmental issues are increasingly central to our organizations’ new governance initiatives. Such disclosure should also address the means by which the Board of Directors integrates environmental and social factors into its governance policy.

THE BANK’S RESPONSE TO THIS PROPOSAL:

The bank will carefully consider the results of the TCFD pilot project led by the United Nations Environment Programme Finance Initiative in light of the best interests of the bank and its stakeholders upon completion of the pilot project.

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3. Certification of sound business practices in the sale of financial products and services

Be it resolved that the Board of Directors require from senior management a written statement of compliance with the principles of loyalty, integrity and honesty in its dealings with customers, and that such statement be subject to disciplinary measures in the event of misrepresentation.

Arguments

In 2017, close to 1,000 e-mails from employees of the Royal Bank, the Bank of Montreal, the Canadian Imperial Bank of Commerce, the Toronto-Dominion Bank and the Bank of Nova Scotia across Canada informed CBC of the pressure they are under to reach sales targets and the excessive supervision exercised over them. This led the Financial Consumer Agency of Canada (FCAC) to initiate a process to review financial institutions’ business practices. The House of Commons Standing Committee on Finance also held hearings on the subject last June.

In addition to tarnishing the reputation of our banks, these disclosures have an impact on the value of our shares, as was the case with TD Bank, which shares lost more than 5.5% of their value at the time the situation was made public.

Bank shareholders and their stakeholders expect banks to comply with the principles of loyalty, integrity and honesty in their dealings with customers and to take all necessary steps to control the risks related to non-compliance with such principles.

Based on the certification that senior management must sign on the reliability of financial information, the aim of this statement would be to reassure the Bank’s shareholders and customers that senior management has implemented policies for the sale of products and services that comply with the principles of loyalty, integrity and honesty, that controls allow to provide reasonable assurance of compliance and that disciplinary measures are in place to deal with unacceptable behaviour in connection with the stated principles.

Misrepresentations by the officers who sign the statement should also be subject to sanctions.

THE BANK’S RESPONSE TO THIS PROPOSAL:

TD’s Code of Conduct and Ethics requires every employee and director to assess every business decision and every action on behalf of the organization in light of whether it is right, legal and fair. This applies at all levels of the organization, from major decisions made by the board to day-to-day business transactions. Employees and directors must attest to compliance with TD’s Code of Conduct and Ethics on an annual basis and the audit committee of the board receives a report on compliance with the attestation requirement each year. Failure to comply with the Code of Conduct and Ethics is a serious matter with potential consequences outlined in the Code up to and including termination, and the bank has established comprehensive processes to investigate and determine appropriate outcomes for such behaviour.

TD routinely conducts reviews of its business for the purpose of continuously improving how we do things. In March of 2017, TD was the subject of media coverage with respect to our people and sales practices. We undertook a review of our sales practices and a leading professional services firm was engaged to provide an objective assessment of the review.

In 2018, TD adopted a new Conduct Risk Management Policy. TD’s Code of Conduct and Ethics and the Conduct Risk Management Policy create a framework to help better define and reinforce TD’s unique culture and values. TD defines Conduct Risk as the risk arising from misconduct or improper business practices causing unfair outcomes to consumers or harm to market integrity, leading to loss of reputation, regulatory action or other potential adverse impact to the bank. Conduct Risk may arise from the failure to comply with laws, regulatory rules and standards, or the Code of Conduct and Ethics.

4. Disclosure of equity ratio

Be it resolved that the Bank disclose the equity ratio used by the compensation committee in determining compensation.

Arguments

Since its inception, MÉDAC has tabled proposals to assure shareholders that the compensation of the Bank’s CEO is based on the value he creates, while being reasonable and socially acceptable. One of the tools used to inform shareholders about the achievement of this objective is the equity ratio, or the difference between the

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CEO’s total compensation and the median compensation of an employee, which we call the equity ratio. Our demands and the prospect that disclosure of such information might become mandatory in the United States led the six major Canadian banks to request compensation advisor Meridian to review their practices for setting compensation, which are based in particular on peer comparisons of various businesses. While the conclusion of this study favoured the continued use of this method, Meridian noted that the use of the equity ratio would allow for even more informed judgment on the appropriateness of executive compensation.

Since it is reasonable to believe that your Compensation Committee uses the equity ratio as an element of disclosure in determining the compensation of the CEO and his senior officers, we request that the Board of Directors agree to disclose this information in the next Management Proxy Circular. Similar to the data used to judge whether the compensation of the CEO and his or her key collaborators is aligned with our financial interests, disclosure of the equity ratio would allow shareholders to assess whether employee compensation is moving in the same direction as that of key executives, given that employees other than executives also contribute to the organization’s performance. It would also allow them to judge whether the compensation paid to their management team is socially acceptable and will not adversely affect its reputation.

THE BANK’S RESPONSE TO THIS PROPOSAL:

MÉDAC agreed to withdraw this proposal on the basis of the bank’s commitment that going forward, the bank will disclose the number of full-time equivalent staff in its annual report.

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DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND OTHER

TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employee, executive officer or director of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.

The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, officers and directors must disclose at the earliest opportunity any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the chairman of the board. The bank’s Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule A — Corporate Governance of this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The bank maintains a Blended Financial Lines and Executive & Professional Liability insurance program which includes a directors’ and officers’ liability insurance policy. This insurance provides protection for current and former directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, including its majority-held subsidiaries and entities over which the bank has a controlling influence. This insurance has a dedicated policy limit of $500 million per claim and in the aggregate for the term ending May 1, 2018. The insurance applies in circumstances where the bank does not indemnify its directors and officers for their acts or omissions. The bank pays the premiums associated with this insurance and there is no deductible for this coverage. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $2 million.

DIRECTORS’ APPROVAL

The board of directors has approved the contents of this circular and its sending to the common shareholders of the bank.

Rasha El Sissi

Vice President and Corporate Secretary

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SCHEDULE A

CORPORATE GOVERNANCE

POLICIES AND PRACTICES

Our board and management believe that sound corporate governance practices contribute to the effective management of the bank and to achieving the bank’s strategic and operational plans, goals and objectives.

The board’s corporate governance policies, principles and practices focus on the board’s responsibilities to the bank’s shareholders and other relevant stakeholders and on creating long-term shareholder value. The corporate governance committee reviews them at least annually and recommends amendments to the board for consideration and approval. The board’s governance framework includes the charters and key practices of the board and its committees and a set of Corporate Governance Guidelines (www.td.com/governance). The bank’s corporate governance policies and practices comply with the Canadian Securities Administrators’ National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines), the rules of the TSX, and OSFI’s Corporate Governance Guideline.

Although they do not all directly apply to the bank, these policies, principles and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.

Visit the bank’s website for additional governance information, including:

• Code of Conduct and Ethics (the Code) • Disclosure Policy • Director Independence Policy • Proxy Access Policy	• Position Description for Directors • Position Description for the Group President and CEO • Charters of the board and its committees, the chairman of the board, and the chairs of the committees.

BOARD OF DIRECTORS

Our board is independent. Of the 14 nominees proposed for election, 13 (93%) are “independent” under the bank’s Director Independence Policy (www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not “affiliated” under the Bank Act.

Director Independence

To be effective the board must operate independently of management. To that end, all but one of the bank’s directors and all committee members are independent — they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law. Because of his position, Bharat B. Masrani, Group President and CEO, TD Bank Group, is not considered to be “independent” under the policy or the CSA Guidelines and is “affiliated” under the Bank Act.

The board has adopted a Director Independence Policy and delegated responsibility to the corporate governance committee for recommending director independence criteria and evaluating director independence at least annually and as needed for director appointments during the year.

Detailed information on director nominees proposed for election this year is provided in the “Director Nominees” section of this circular.

How the Board Determines Independence

The board has a robust process annually to evaluate director independence and to meet its goal of having a large majority of the board comprised of independent directors. Directors must complete detailed annual questionnaires about, and provide information relevant to, their individual circumstances in order for the corporate governance committee to determine their independence and, in particular, whether they have a “material relationship” with the bank that would compromise their independence. To determine if a director has a material relationship with the bank, the corporate governance committee considers all relevant facts and circumstances, including the relationship a director may have with the bank, and any relationships that their spouses, children, principal business affiliations and any other relevant individuals may have, and considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting or financial services relationships.

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While not required to do so, the corporate governance committee also considers the director independence standards that apply only to NYSE-listed U.S. domestic issuers. Except for Mr. Masrani, all director nominees would be considered independent under these NYSE standards if they applied to the bank.

In addition to the Director Independence Policy, the board has implemented the following policies and practices:

•

the board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2017, 42 in-camera sessions were held;

•	the board and each committee can engage their own independent advisors to provide expert advice at the expense of the bank;

•	the non-management directors must annually appoint a strong, independent chairman of the board with a clear mandate to provide leadership for the independent directors; and

•

the non-management directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainers.

Other Directorships and Board Interlocks Policy

In addition to maintaining their independence, directors must be able to devote sufficient time to their responsibilities to TD. Board members are required to notify the Chair of the corporate governance committee of any opportunity to join another public company board prior to accepting such opportunity. Other than as members of the board of the bank or as designees of the bank on the board of directors of TD Ameritrade Holding Corporation (TD Ameritrade), no more than two board members may sit on the same public company board without the consent of the corporate governance committee. In addition, no member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. The only board interlock is between Mary Jo Haddad and Claude Mongeau, who are both directors of Telus Corporation as set out below:

Company Name	Director
Telus Corporation	Mary Jo Haddad
Claude Mongeau

Four of the nominees proposed for election, Mses. Karen Maidment and Irene Miller and Messrs. Brian Levitt and Bharat Masrani, are members of the board of directors of TD Ameritrade. As at December 31, 2017, the bank owns approximately 41.25% of TD Ameritrade. TD Ameritrade and the bank are party to a stockholders agreement, under which the bank has the right to designate up to five of TD Ameritrade’s twelve-member board of directors depending on its ownership position in TD Ameritrade.

Chairman of the Board

The chairman of the board is Brian Levitt. Mr. Levitt has been the chairman since January 1, 2011. Shareholders may communicate directly with the chairman by email c/o TD Shareholder Relations at tdshinfo@td.com.

The chairman is responsible for facilitating the functioning of the board independently of management and for maintaining and enhancing the quality of the bank’s corporate governance. The chairman’s key responsibilities are set out in the bank’s Charter of the Chairman of the Board (www.td.com/governance/charters.jsp). The chairman:

•	must be independent and appointed annually by the non-management directors;

•	chairs meetings of the board (including in-camera sessions) and all annual and special meetings of shareholders;

•

consistent with the Bank’s shareholder engagement practices, meets with shareholders, regulators and other interested parties on matters core to the board’s mandate, and attends public events on behalf of the bank;

•	is also the chair of the corporate governance committee and a member of the HRC;

•	meets regularly with other directors and senior management to monitor the health of relationships among directors and between the board and senior management; and

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•

maintains a channel of open communication with the bank’s regulators, independent of management, to engender trust and confidence in the quality of the board’s governance and oversight of the bank. In 2017, the chairman met, both alone and with the committee chairs, six times with representatives of the bank’s regulators. The chairman’s and committee chairs’ involvement in these meetings includes preparation as well as attendance and spans all of the bank’s various businesses and the jurisdictions in which they are carried out.

For more information about the bank’s chairman, Mr. Levitt, see the “Director Nominees” section of this circular or the bank’s website at www.td.com/governance/chair.jsp.

Shareholders’ Meetings

The chairman of the board is responsible for chairing and is available to answer questions at the bank’s annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings. Last year, all of the director nominees then standing for election attended the annual shareholders’ meeting in Toronto.

BOARD MANDATE

Shareholders elect the board to oversee management and assure that the long-term interests of shareholders are advanced responsibly, including addressing, where appropriate, the concerns of the bank’s other stakeholders and interested parties, including the bank’s employees, customers, regulators, communities and the public.

The board’s responsibilities are set out in its charter and include the following:

•	Supervision of the management of the business and affairs of the bank

•

Approval of the bank’s strategy and major policy decisions — the board must understand and approve the bank’s strategy, business objectives, be kept current on progress towards those objectives and be part of and approve any major strategy and policy decisions

•

Approval of the bank’s enterprise risk appetite statement — the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and that a risk appetite statement is in place to inform and assess performance relative to its risk appetite

•

Evaluation, compensation and succession for key management roles — the board must be satisfied that the bank has the right people in the key roles, and the board must monitor and evaluate them and be satisfied that they are appropriately compensated for contribution to the bank’s long-term success

•

Oversight of the management of capital, liquidity, risks, and internal controls — the board must be satisfied that policies are in place to enable the bank to maintain sufficient capital and liquidity and to protect the bank’s assets; and the board must also be satisfied that the bank’s risk culture, compensation policies and practices and control functions enable the bank to operate within the confines of its board-approved risk appetite

•	Disclosure of reliable and timely information to shareholders — the board must be satisfied that it is providing shareholders with the right information

•

Effective board governance — the directors must function effectively as a board in order to meet its responsibilities; the board needs to be comprised of strong members with the right skills and the right information

The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on www.sedar.com and www.sec.gov and is available at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board’s charter by contacting TD Shareholder Relations (contact information is provided on page 85 of this circular).

Our employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board. The Bank Act requires certain important matters to be brought before the board. The board has also reserved certain other key decisions to itself. Under its charter, the board is responsible for the establishment and maintenance of policies and procedures which are effective in supporting its oversight of management and internal controls. The board has also put in place formal policies for approving material capital allocation decisions, including material business acquisitions, investments and divestitures and major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank’s financial statements prior to release to shareholders.

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Strategic Planning

The board approves the strategy and business objectives of the bank and oversees their execution. This oversight includes reviewing and approving all major strategy and policy recommendations, including the bank’s annual strategic plan, annual financial plan (including the capital, liquidity and funding plans), major capital expenditures, and monitoring adequate levels of capital and liquidity. The board assesses the bank’s major opportunities and the risk impact of strategic decisions being contemplated, including considering whether they are within the board-approved enterprise risk appetite established for the bank and its individual business units. The board also oversees the strategic planning process and the implementation of strategic plans, and monitors performance against such plans. In addition to reviewing and discussing the bank’s strategy at regular board meetings, the board annually participates in a two-day board strategy meeting.

Risk Management

The board oversees the bank’s risk culture and approves and oversees frameworks and policies designed to protect the assets of the bank and its continuing viability. The board also oversees the identification and monitoring of the principal risks affecting the bank’s businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks in accordance with the bank’s enterprise risk framework. The board is aided in this responsibility by the risk committee which, among other responsibilities, reviews and recommends to the board for approval the bank’s enterprise risk appetite statement and related measures and satisfies itself that the bank has appropriate frameworks and policies in place to manage its key risks. In addition, the risk committee has been delegated authority to oversee the bank’s crisis management recovery and resolution plans as required by applicable regulatory requirements. See the “Managing Risk” section of the bank’s 2017 MD&A for a list of the major risk types identified and the structures and processes in place to manage them.

Capital and Liquidity Oversight

The board oversees the bank’s capital adequacy and management, including by annually reviewing and approving the bank’s Global Capital Management Policy and the capital limits and thresholds therein. As part of this responsibility, the board is responsible for declaring dividends and approving the issuances, redemptions or repurchases of all capital, if appropriate and permitted by applicable law regulations. The board is also responsible for overseeing appropriate liquidity and funding frameworks and policies.

Corporate Responsibility

The corporate governance committee reviews and assesses the bank’s corporate responsibility strategy and reporting. For a description of the bank’s approach to corporate responsibility, read the most recent Corporate Responsibility Report (www.td.com/corporateresponsibility).

Succession Planning

The board and the HRC are responsible for succession planning for the senior leadership of the bank and for overseeing the bank’s talent management strategy. This includes identifying potential succession candidates for the role of CEO, reviewing and approving the succession plans for senior executive positions and the heads of control functions, at least annually being satisfied that the senior leadership team is identifying potential succession candidates for other key executive roles, and monitoring development plans for those identified, as well as fostering management depth by rigorously assessing candidates for other senior positions.

Communication

The corporate governance committee must satisfy itself that the bank communicates effectively, both proactively and responsively, with shareholders, other stakeholders (such as employees, customers, regulators, and communities), and the public. The bank’s Disclosure Policy (www.td.com/governance/other_policies.jsp) describes the bank’s commitment and obligations regarding the timely, accurate and balanced disclosure of all material information to a broad audience. The corporate governance committee periodically reviews the Disclosure Policy and annually receives a report from management, including members of the disclosure committee, on the policy, the design and operation of related disclosure controls, and procedures and any disclosure issues that may have arisen in the past year.

The board or appropriate committees also review and/or approve key disclosure documents, such as the bank’s quarterly and annual MD&A and financial statements, annual report, annual information form, and management proxy circular. The corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.

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Measures for Receiving Stakeholder Feedback

Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events (such as the annual shareholders’ meeting, quarterly earnings conference calls and TD investor relations’ investor events). The Chief Financial Officer, the Head of Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank’s approach to executive compensation, corporate governance, long-term strategic positioning and corporate social responsibility. Shareholders may contact TD Shareholders Relations and may also communicate directly with the bank’s independent directors through the chairman of the board (contact information is provided on page 85 of this circular or visit www.td.com/investor-relations/ir-homepage/contact.jsp).

The bank is committed to proactive, open and responsive communications with shareholders, other interested parties and the public. The bank recognizes the importance of engagement of directors with shareholders on areas core to the board’s mandate and has developed an internal guideline to support such engagement. As part of that commitment to shareholder engagement, the bank’s directors periodically extend invitations to, and respond to invitations from, certain shareholders and governance stakeholders to meet to discuss the bank’s approach to executive compensation, corporate governance, long-term strategic positioning and other areas of interest to shareholders core to the board’s mandate. In addition, shareholders are annually provided with an opportunity to vote for or against an advisory resolution on the bank’s approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. The HRC and the board will take the results of this advisory vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. Management and the corporate governance committee also carefully consider shareholder proposals received by the bank, as well as feedback and communications from recognized governance groups in Canada and provide regular opportunities for shareholders to communicate with management and the board. All of these inputs help the board understand how it is doing and guide future governance innovations.

Internal Controls and Management Information Systems

The board oversees, and monitors the integrity and effectiveness of, the bank’s internal controls and management information systems. The board also oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process the board satisfies itself that the bank’s financial reporting and financial control systems are operating appropriately. Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies — Controls and Procedures” in the bank’s 2017 MD&A.

The bank maintains a whistleblower program, which provides employees and members of the public worldwide with an open and effective communication channel to report complaints regarding questionable accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. The audit committee monitors reports regarding questionable accounting, internal accounting controls and auditing matters. A description of the program is available at www.td.com/governance/whistleblower.jsp.

Developing the Bank’s Approach to Corporate Governance

The board believes the bank’s success is based on a culture of integrity which starts with the “tone at the top”. As set out in its charter, the board is responsible for setting the tone for the risk, integrity and compliance culture throughout the bank. The board expects the highest level of personal and professional integrity from the CEO, other executive officers and all employees. The corporate governance committee keeps abreast of the latest regulatory requirements, emerging trends and guidance in corporate governance and updates the board on corporate governance issues, as necessary.

POSITION DESCRIPTIONS

The corporate governance committee annually reviews the board-approved written Position Description for Directors, Charter of the Chairman of the Board, and Charter for Committee Chairs and recommends amendments if required. These documents are available at www.td.com/governance/charters.jsp. The HRC also annually reviews and approves a written Position Description for the Group President and CEO. In addition, the HRC reviews the mandates applicable for all senior leadership roles (rank of or equivalent to group head or higher and other key positions as determined from time to time).

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ORIENTATION AND CONTINUING EDUCATION

Orientation

The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors.

Our director orientation program is comprised of four components:

1.

Each new director receives a set of orientation reference materials tailored to each director’s individual needs and areas of interest, taking into consideration the committee(s) the director is joining. Reference materials include, among other things: the bank’s key governance policies and guidelines; information about board and director evaluation processes; board and committee charters; board and relevant committee minutes for the previous year; and business and strategic materials;

2.

Each new director participates in comprehensive education sessions at which the CEO and other members of the executive management team present and answer questions on how the bank is managed, its business and control functions, strategic direction, capital management, finance, human resources, information technology, regulatory environment, directors’ responsibilities, and the significant issues and key risks the bank faces;

3.	New directors meet with the CEO and the chairman of the board and the chair of each committee the director is joining; and

4.	New directors are assigned a “buddy” director for the director’s first year to answer questions and provide contextual information to better understand materials, presentations and processes.

New directors are also offered an opportunity to visit various sites (e.g., the head office of TD Bank US Holding Company, retail branch, operations centre, trading floor).

Continuing Education

The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities.

Presentations are regularly made to the board on different aspects of the bank’s operations, and periodically on topical areas, to assist directors in fulfilling their responsibilities. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and in some cases by external presenters.

Directors are canvassed on specific topics, emerging trends and best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. All non-management board members are expected to receive sufficient continuing education to be effective in their roles.

The continuing education program for directors also includes:

•

in-depth sessions (“deep dives”) as well as an annual two-day board strategy meeting on different business, economic, enterprise and regulatory topics. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities);

•	optional director orientation sessions for directors in their second year of service;

•	complete access to management to become and remain informed about the bank’s businesses and for any other purposes that may help them fulfill their responsibilities;

•	informal board/executive interaction sessions for directors to meet additional members of senior management and the bank’s next generation of talent;

•	enrollment in events and access to publications to enhance their knowledge of directors’ responsibilities and current governance trends;

•	regular presentations on different aspects of the bank’s operations;

•

periodic presentations and reports summarizing significant regulatory and market developments concerning, for example: Canadian housing market; capital planning & stress testing; international trade agreements; and corporate governance matters of general interest that may help them fulfill their responsibilities;

•	opportunities to visit various operational sites;

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•

access to regularly updated learning and development materials on the board portal, curated against five areas of focus: economic and competitive landscape; strategy and business model; technology and innovation; legal and regulatory; and risk; and

•	reimbursement of expenses for outside education sessions, which they are encouraged to attend.

The following chart summarizes the number of continuing education sessions held in fiscal 2017 and gives examples of topics to illustrate their nature.

Participant	Total Sessions	Examples of Sessions Held
Board of Directors	39	• Competitive Landscape • Technology & Cybersecurity • U.S. Business Update	• Interest Rate Environment and Balance Sheet Management • Digital Transformation & Customer Engagement • Operational Efficiencies
Audit Committee	19(1)	• Overview of Fair Value Adjustments & Governance • IFRS 9 Implementation Program Update	• Data Analytics Update • Compliance Risk – Business Updates • Consumer Compliance & Regulatory Developments
Risk Committee	17(1)	• Cyber Security • Third Party Risk Management • Enterprise Execution Risk	• Data Asset Risk • IFRS 9 Implementation Program Update
Human Resources Committee	5	• Market Compensation Trends • People Strategy Update • Human Resources Information Systems	• Compensation and Governance Trends

(1)	Includes two joint sessions of the audit committee and risk committee.

ETHICAL BUSINESS CONDUCT

As a responsible business enterprise and corporate citizen, the bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism at all times.

While reaching the bank’s business goals is critical to its success, equally important is the way these goals are achieved. There are a number of policies and procedures in place, including the Code and the Anti-Bribery and Anti-Corruption Policy, which encourage and promote a culture of ethical business conduct at the bank.

The board and its committees oversee the culture of integrity or “tone at the top” established throughout the bank, including compliance with the bank’s policies and procedures for ethical personal and business conduct. The corporate governance committee receives periodic reports from management discussing the various policies and structures that support this important oversight function.

Code of Conduct and Ethics

The Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on www.sedar.com and www.sec.gov, and is also available to shareholders at www.td.com/governance/other_policies.jsp or by contacting TD Shareholder Relations via the contact information on page 85 of of this circular.

The Code establishes the standards that govern the way directors and employees deal with each other, shareholders, customers, governments, regulators, suppliers, competitors and the media and the public at large. Within this framework, directors and employees are expected to exercise good judgment and be accountable for their actions. All directors and employees are required to review and attest to compliance with the Code annually.

The corporate governance committee annually reviews the Code and the audit committee oversees monitoring compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of any director or executive officer of the bank. In fiscal 2017, there were no such waivers sought or granted. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the audit committee by the human resources department. An

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annual report is submitted by the Head of Human Resources to the audit committee on the attestation process confirming compliance with the Code. Employees are encouraged to report violations immediately to TD and various internal contacts are outlined in the Code under “Reporting Violations”. Employees who may be uncomfortable using these internal channels can report possible violations through the TD Whistleblower Hotline as described under “Measures for Receiving Stakeholder Feedback” above in this Schedule A. The audit committee oversees that concerns or complaints relating to questionable accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.

Insider Trading Policies

Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the bank trading accounts in which these individuals hold securities. All officers and employees covered by the bank’s insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house or at an approved financial institution. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the “2017 Performance and Compensation” section of this circular) are required to pre-clear any securities trade with the bank’s compliance department. Trading in bank securities is restricted during “closed window periods” which span the period when the bank’s financial results are being compiled but have not yet been released to the public. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders.

Director Conflict of Interest

Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. In addition to their annual questionnaires (discussed above), directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest, so that any potential conflicts can be identified. In general, each director is individually responsible for reporting any potential or actual conflict of interest between him or her and the bank to the corporate governance committee, and for providing the committee with any additional information it may request. The committee will determine an appropriate course of action with respect to any such director. Where a director’s potential or actual conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer his or her resignation.

BOARD COMPOSITION, DIRECTOR NOMINATIONS AND BOARD RENEWAL

Board Size

In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussions, while at the same time offering adequate representation to meet the competency and diversity needs of board and committee work in the context of the bank’s business and operating environment.

The board is required to have a minimum of 12 directors. The exact size of the board is set by directors’ resolution prior to each annual shareholders’ meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders’ meetings.

Approach and Process

The board strives to be constituted of directors with the right mix of experience, expertise and perspectives to enable the board to carry out its wide-ranging responsibilities. The board balances the need for a fresh perspective with the broad experience needed to oversee a complex banking organization.

The corporate governance committee recommends to the board for approval criteria for the composition of the board, regularly assesses the board’s succession and renewal plans in light of such criteria, and satisfies itself that the directors of the bank, taken as a whole, have the competencies most relevant in light of the opportunities and risks facing the bank. In identifying individuals qualified to become candidates, the

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committee invites suggestions from other directors and management, and it often engages independent consultants to help in these tasks. The chair leads the process and the CEO is included with a number of directors in the interview process. The bank maintains an evergreen list of potential director candidates. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy.

The corporate governance committee satisfies itself that prospective candidates fully understand the board and its committees and the contributions expected of individual directors. The committee rigorously assesses each prospective candidate to ensure they have the personal attributes, competencies and experience to support the collective ability of the board and its committees. Upon the recommendation of the corporate governance committee, the board annually recommends the director nominees to shareholders, who may vote separately on each new director nominee at the annual shareholders’ meeting. The nominees identified in the “Director Nominees” section of this circular were recommended to the board by the corporate governance committee.

In addition to other avenues for sourcing potential board candidates, from time to time the bank receives and is prepared to consider on their merits unsolicited nominations. Such nominations should be addressed to the Chairman of the Board at the address provided in the “Shareholder Inquiries” section of this circular. The Chairman will bring to the attention of the corporate governance committee any unsolicited nominations that, in the Chairman’s opinion, merit further consideration by the committee.

Competencies and Skills/Experience Matrix

The board is composed of members with a broad spectrum of competencies (e.g., skills, educational backgrounds, experience and expertise from a range of industry sectors and geographies) that reflect the nature and scope of the bank’s business. All of the directors have significant expertise in strategic leadership, and governance.

The corporate governance committee uses the following matrix to assess the collective skill and experience profile of the director nominees it recommends to the board and to identify areas in which more strength would be desirable taking into consideration the bank’s strategy, opportunities, risk profile and overall operations:

• Senior Executive/Strategic Leadership • Financial Services • Insurance • Risk Management • Talent Management & Executive Compensation • Audit/Accounting • Capital Markets/Treasury	• Corporate Responsibility • Governance • Government/Public Affairs • Legal/Regulatory • Marketing/Brand Awareness • Technology Management • Operational Excellence

On an annual basis, the corporate governance committee reviews the matrix to confirm that it continues to reflect the most relevant skill and experience competencies that the board needs to address its many responsibilities. This year the corporate governance committee added a new competency for Operational Excellence. Directors annually self-assess their skills and experiences against the above listed competencies.

Each director nominee’s key competencies are listed in the charts under the “Director Nominees” section of this circular.

Diversity

The bank is committed to diversity and inclusion at all levels of the bank’s workforce as a business imperative, and the board’s approach to the identification and nomination of candidates for election to the board is in keeping with that commitment.

The bank has a long history of gender diversity on the board. As set out in the bank’s corporate governance guidelines, the board’s diversity policy sets a goal that each gender comprises at least 30% of the board’s independent directors. The corporate governance committee considers this goal, and other diversity criteria, when identifying and considering qualified candidates that can fill vacancies or gaps in board competencies. Women comprise 38% (5 of 13) of the bank’s independent director nominees (and 36% (5 of 14) of all director nominees).

The bank takes a similar approach when identifying candidates for executive officer positions, considering both competencies and personal attributes, including gender diversity, to build the strongest leadership team for the enterprise. Although the bank has not adopted a target at the executive officer level (i.e., the bank’s senior executive team (SET)) due to the small size of this group, it does set three year goals for representation of women and other groups at the bank’s senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on a quarterly basis.

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For vice president and above roles in Canada, the bank has achieved its 2014 goal to have at least 35% of these roles filled by women and is currently working towards a 2020 goal of 40%. In 2017, 39% of VP+ roles were being filled by women. Women comprise 31% (4 of 13) of the executive officer positions at the bank. To achieve these results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees.

Proxy Access Policy

Consistent with the commitment made to shareholders in March 2017, the board continued the dialogue it began prior to last year’s annual shareholders’ meeting to consider how best to give effect to an enhanced regime for proxy access for TD.

As announced in September 2017, the board has implemented a proxy access policy under which qualifying shareholders may submit one or more director nominations to be included in the bank’s proxy circular and form of proxy and ballot for the annual shareholders’ meeting. The key elements of this policy are that: (a) nominating shareholder(s) must collectively meet an ownership threshold of 5% of the common shares of the bank; (b) common shares equal to the minimum ownership threshold must have been held by the nominating shareholder, or each member of the group, continuously for at least three years and the nominating shareholder(s) must have full voting and economic rights in the shares; (c) the nominating shareholder group may not be larger than 20 shareholders, with funds under common management generally counting as one shareholder; and (d) the number of proxy access nominees in the proxy circular for a shareholders’ meeting may not exceed 20% of the board’s size.

Under the terms of the proxy access policy, the bank will include the names of the person(s) nominated by shareholders in its proxy circular in a manner that clearly sets out the choices available to shareholders and the board’s recommendations. The names of the proxy access nominees will also be included in the bank’s form of proxy and ballot, on the same or next page as the nominees recommended by the board, separated and labeled with the board’s recommendation. In addition, the bank will include a statement by the nominating shareholder(s) in the proxy circular in support of the election of the proxy access nominees of up to 500 words, plus biographical information about the proxy access nominees required to be included in the proxy circular.

The ownership threshold of 5% of common shares of the bank that is contained in the bank’s proxy access policy is the minimum threshold currently permitted by the Bank Act. A lower ownership threshold of 3% of common shares is prevalent in the form of proxy access adopted by companies in the U.S. and is preferred by some of the bank’s shareholders in Canada. The Department of Finance (Canada) is currently engaged in a consultation process with a view to updating the Bank Act. In that context, the bank has made a submission (available at the following link: www.td.com/governance/proxy-access.jsp) proposing that the proxy access framework which has been adopted by the bank be incorporated into the Bank Act, but with the 3% ownership threshold. If and when the proposed legislative changes outlined in the letter are made, TD’s board of directors intends to lower the minimum ownership threshold in the bank’s proxy access policy to 3% instead of 5%.

The bank was one of the first Canadian companies to adopt proxy access. The policy which has been adopted reflects the prevailing U.S. practice with the exception of the 5% threshold. As proxy access becomes more widespread in Canada, its elements may diverge from the U.S. model. The adoption by way of policy enabled the bank to put proxy access in place on a timely basis while maintaining flexibility to adapt the design of the policy to conform to legislative change and developments in Canadian practice.

The bank is aware that some shareholders would prefer to see proxy access adopted by way of a by-law approved by shareholders. The bank currently expects that, following the enactment of changes to the Bank Act flowing from the review mentioned above, the bank will update its by-law. When this happens, the bank will give effect to the terms of its proxy access policy in its by-law.

Assessments

The board annually evaluates the effectiveness of the board and its chairman, its committees and their chairs, individual directors, and the CEO.

The corporate governance committee is responsible for establishing an effective evaluation process and engages the expertise of an independent consultant to assist in the design of the feedback surveys and to facilitate the review and consultation process. The board’s approach to the feedback process is meant to be

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constructive and to assist the corporate governance committee in determining whether the right programs are in place for continuously improving directors’ functioning and effectiveness. To provide a 360° view, in the case of the assessment of the board, the chairman of the board and the CEO, senior executive management members are asked to participate in the feedback process. The chart below outlines the feedback process.

Annual Assessments	Participants		Process
Board Feedback	All directors and select executives	•	Participants complete a comprehensive feedback survey on board effectiveness and performance.
•

Feedback is sought on a variety of matters, including what the board could do differently, what the board’s priorities should be in the coming year, execution of the bank’s strategy, oversight of the bank’s risk appetite, and overall effectiveness of communications between the board and senior management.

•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chairman of the board to identify key themes and possible actions.

•

The chairman leads a preliminary discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board priorities for the coming year to address any development opportunities highlighted by the survey results.

•

The chairman then leads a discussion with the board on the results and proposed priorities of the board for the coming year, including whether any changes to the structure or composition of the board or its committees may be appropriate. The board priorities for the coming year are then approved by the board.

Individual Director Feedback	All directors	•	The chairman has one-on-one discussions with each director.
		•	The chairman first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees and peer directors.
		•	The chairman then meets with each director to provide individual feedback.
Committees and Committee Chairs Feedback	All committee members	•	Participants complete an assessment survey on the effectiveness and performance of the committees on which they sit and the chairs of those committees.
		•	Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with each committee chair.
•

Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the survey results, and then reviews the results and committee-approved objectives with the board. The senior executive supporting each committee is invited to participate in a portion of the session.

Chairman of the Board Feedback	All directors and select executives	•	As part of a comprehensive board feedback survey, participants are asked to assess and comment on the chairman of the board’s performance.
•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chair of the HRC to identify key themes and possible objectives for the coming year.

		•	The chair of the HRC leads an in-camera discussion with the board (with the chairman absent) and meets with the chairman of the board to provide feedback and develop objectives for the coming year.
		•	These objectives are reviewed and recommended by the corporate governance committee and approved by the board.
Chief Executive Officer Feedback	All directors and select executives	•	As part of the annual board feedback survey, participants are asked to assess and comment on the CEO’s performance.
•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chairman of the board and the chair of the HRC to identify key themes and possible objectives for the coming year.

•

The chairman of the board, together with the chair of the HRC, leads an in-camera discussion of the results with the HRC and then with the board (with the CEO absent), and meets with the CEO to provide feedback.

		•	The CEO’s corporate goals and objectives, which include performance indicators and key milestones relevant to the CEO’s compensation, are reviewed and recommended by the HRC and approved by the board.

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Throughout the year, the corporate governance committee monitors the implementation of the action plans addressing the board priorities and each committee monitors its own activities to address the development opportunities it has identified through the assessment. The corporate governance committee also monitors how well the chairman and the other committees implement action plans against their objectives to see that they are appropriately addressed. Input from the board feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders’ meeting.

The corporate governance committee identifies any recurring themes across committees to be dealt with at a governance level and oversees the continued improvement in board and committee processes for agenda time management, advance materials, and presentations.

Retirement Age and Term Limits

The Corporate Governance Guidelines provide that no director will serve beyond the annual meeting following his or her 75th birthday. Subject to this limit, as well as receiving solid annual performance assessments and being annually re-elected by shareholders, directors may serve on the board for up to 10 years. On the recommendation of the corporate governance committee, the board may extend that limit by up to a further five years. In exceptional circumstances, on the recommendation of the corporate governance committee, the board may extend the 15-year limit for a director by up to an additional five years. Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as he or she holds such office. Nadir Mohamed has completed 10 years of aggregate service. In light of Mr. Mohamed’s insight and expertise provided to the board based on his significant leadership experience, the board has determined that Mr. Mohamed should be eligible to be nominated for annual re-election for up to an additional 5 years.

Other Considerations

All directors are expected to meet the highest ethical and fiduciary standards, apply sound judgment, be knowledgeable, inquisitive and ready to engage in constructive challenge about the issues facing the bank, and be committed to the board and the bank.

The composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors (www.td.com/governance/charters.jsp). Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy.

The corporate governance committee also considers whether each new nominee’s ability to make a valuable contribution to the board, including whether they can devote sufficient time and resources to their duties as a board member. Directors must be committed to diligent attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is taken into consideration in the nomination process.

Election of Directors and Majority Voting Policy

If a director nominee in an uncontested election receives, from the common shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), he or she must immediately tender his or her resignation to the chairman of the board. The corporate governance committee and the board will expeditiously consider the director’s offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders’ meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders his or her resignation pursuant to this policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender his or her resignation in accordance with this policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director’s resignation is accepted, including appointing a new director to fill the vacancy. This policy does not apply to a contested election of directors; that is, where the number of nominees, including proxy access nominees, exceeds the number of directors to be elected.

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COMPENSATION GOVERNANCE

Director Compensation

The corporate governance committee reviews director compensation to satisfy itself that it is competitive in the marketplace and aligns directors’ and shareholders’ interests. The board determines the adequacy and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in the “Director Compensation” section of this circular.

Executive Compensation

The objective of the bank’s compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long-term.

The bank’s executive compensation program is overseen by the HRC and is based on the principles outlined below and described more fully in the “Approach to Executive Compensation” section of this circular:

• align with the bank’s business and talent strategy • effective risk management • align to shareholder interests	• good corporate governance • pay for performance • pay competitively

The HRC, with the benefit of advice from its independent advisor, Hugessen Consulting Inc, reviews and approves, or recommends to the board for approval, the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the “2017 Performance and Compensation” section of this circular, other members of the senior executive team, heads of oversight functions, and the 50 highest paid employees across the organization. The HRC also approves aggregate compensation awards under all executive compensation and equity plans, and has oversight accountability for all material employee compensation plans. The HRC also reviewed the executive compensation disclosure in this circular before it was approved by the board and made public. To support the objective of striving to be a market leader on governance issues, the bank has adopted certain policies and processes that align with best practices and ensure that risk is appropriately considered in compensation plans, including:

•

at year end, the chief risk officer presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and if any adjustments to maturing deferred compensation are appropriate;

•

any changes to the plan design for material compensation plans must be reviewed and endorsed by the chief risk officer to ensure that the design does not create an incentive for risk taking beyond the bank’s risk appetite;

•

all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•	the HRC has discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•	the HRC has discretion to reduce or cancel unvested deferred compensation;

•	a comprehensive claw back feature that can be triggered by misconduct, a restatement of financial results, or a material error is included in all executive compensation plans;

•	a significant portion of compensation for all executives is awarded as equity which vests after a minimum of three years; and

•	share ownership requirements including post-retirement holding requirements for the most senior executives.

Information on the HRC’s independent advisor can be found in the “Independent Advisors” section of the Report of the Human Resources Committee.

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CEO Compensation

The board annually assesses the CEO’s performance against pre-defined goals and objectives. With the benefit of advice from its independent advisor, the HRC recommends the CEO’s salary, annual cash incentive and equity compensation to the board for approval. The CEO’s evaluation includes an assessment of his personal integrity as well as the culture of integrity he and other executive officers have established throughout the bank. For a detailed analysis of the CEO’s compensation in fiscal 2017, see the “CEO Compensation” section of this circular.

BOARD COMMITTEES

The board has four committees: audit, corporate governance, human resources, and risk. More information on these committees can be found above in “Report of the Human Resources Committee” and below in the “Reports of the Board of Directors and Committees” section of this Schedule A.

The board fulfills its role directly and through committees to which it delegates certain responsibilities. The composition requirements for each of the board’s committees are set out in their respective charters. The board approves the composition of each committee on the recommendation of the corporate governance committee, and can remove members. In recommending appropriate membership on committees, the corporate governance committee strives to constitute each committee with directors with the right mix of experience, expertise and perspectives to enable the committee to carry out its responsibilities. Each independent director should serve on at least one committee each year. Each committee may conduct all or part of any meeting in the absence of management. Each committee includes such in-camera sessions on its meeting agendas. For example, the audit committee meets on its own as well as separately with each of the CEO, chief financial officer, chief auditor, chief compliance officer, chief anti-money laundering officer, bank secrecy act officer and shareholders’ auditor at each of its regularly scheduled quarterly meetings.

Each committee reviews its charters annually to satisfy itself that it is operating effectively. Each committee establishes annual objectives as a focus for its core responsibilities and activities and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available at www.td.com/governance/charters.jsp.

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REPORTS OF THE BOARD OF DIRECTORS AND COMMITTEES

The board and its committees are focused on the continued review and improvement of the bank’s governance policies and procedures to be sure they meet or exceed evolving regulatory and market environments in which the bank operates. The reports of the board and its committees below are all as at October 31, 2017.

REPORT OF THE BOARD OF DIRECTORS

The board’s activities are conducted in accordance with the responsibilities set out in the board’s charter (see “Board Mandate” in this Schedule A for details). The board believes that it has fulfilled its responsibilities in fiscal 2017. In carrying out these responsibilities, the board, as a whole, particularly focused on the following initiatives:

Succession Planning

•  Reviewed the bank’s ongoing succession planning and talent management strategy and plans behind key leadership roles.

•  Approved key changes to the senior executive team and the bank’s organization structure.

Strategy

•  Reviewed the bank’s strategic plans with management, including by evaluating the major risks facing the bank and the bank’s strategy and approach to address these risks, and focusing on organic and acquisition growth opportunities, customer experience in new digital and distribution channels, the strategic implications of new and potentially disruptive technologies and the implications of the economic and political environment.

•  Focused on the bank’s technology infrastructure and capabilities, including overseeing and reviewing technology initiatives underway to improve agility, speed and cost effectiveness, as well as the technology initiatives in each of the bank’s businesses.

•  Regularly engaged management in constructive dialogue regarding the impact strategic decisions could have on the bank’s growth and long-term value and provided appropriate challenge and guidance to management.

•  Provided input on the draft strategic plan and subsequently approved the bank’s 2017 integrated plan, including the long-term strategic plan and the financial, capital and liquidity plans.

Risk Management

•  Focused on the bank’s risk appetite and, upon the recommendation of the risk committee, approved the bank’s risk appetite statement.

•  Reviewed the bank’s enterprise-wide stress testing, including the impacts of the stress tests on the bank’s capital and earnings.

•  Reviewed the bank’s cyber security program, including threat readiness and resilience and regulatory oversight and received educational updates from expert speakers.

•  Received regular reporting by the bank’s business leaders on the progress of the sales practices review and from the risk committee on its oversight of the review, including input received by the risk committee from a leading professional services firm engaged to provide an objective assessment of the design and execution of the review.

Financial Reporting

•  On the recommendation of the audit committee, approved the bank’s interim and annual consolidated financial statements, accompanying management’s discussion and analysis, and earnings news releases on quarterly and annual results.

Operations

•  Considered the risks facing the bank’s various businesses as part of the regular reporting by the bank’s business leaders, and oversaw the operations of the bank’s businesses in light of the board-approved strategic plan.

•  Focused on the continued progress of initiatives to reduce costs and manage expenses in a sustainable manner and to achieve greater operational effectiveness.

The reports of the board’s committees, outlining their key charter responsibilities and highlighting their key activities and accomplishments for fiscal 2017, are provided in this circular. Detailed disclosure of the bank’s corporate governance policies and practices are set out above in this Schedule A. Additional information relating to corporate governance at the bank is also available at www.td.com/governance.

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REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

Committee Members (at fiscal year-end)

Brian M. Levitt (chair); William E. Bennett; Karen E. Maidment; and Alan N. MacGibbon

Independence The committee is composed entirely of independent directors	Meetings 6 during fiscal 2017	Charter Review The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2017

Responsibilities

The corporate governance committee, chaired by the chairman of the board, is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank’s corporate governance practices and standards. The committee’s main responsibilities, as set out in its charter, include:

•	setting the criteria for selecting new directors and the board’s approach to director independence

•

identifying individuals qualified to become board members and recommending to the board the director nominees for the next annual shareholders’ meeting and recommending candidates to fill vacancies on the board that occur between meetings of the shareholders

•	developing and recommending to the board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the bank

•	reviewing and recommending the compensation of the non-management directors of the bank

•	satisfying itself that the bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public

•	facilitating the evaluation of the board and committees

•	overseeing an orientation program for new directors and continuing education for directors

•	monitoring the functions of the Ombudsman, including by reviewing with the Ombudsman periodic reports on the activities of the Office of the Ombudsman

The committee meets regularly without management present and separately with the General Counsel.

2017 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives to further improve the bank’s governance practices and standards:

Board and Committee Composition

•  As part of its ongoing oversight of board succession and renewal, continued to address board and committee composition, director recruitment and continuing education.

•  Reviewed the director skills/experience matrix and approved further enhancements in keeping with the need to reflect the most relevant skills, experiences and competencies.

Shareholder Engagement

•  In light of evolving shareholder engagement expectations, developed an internal guideline in support of shareholder engagement by board members.

•  Responded to shareholders’ feedback by adopting a new proxy access policy which allows qualifying shareholders to submit director nominations for inclusion in the bank’s proxy circular and form of proxy and ballot for the annual shareholders’ meeting.

Governance Developments

•  Approved enhancements to governance policies and practices in keeping with the goal of continually improving board effectiveness and efficiency.

•  Reviewed evolving best practices and regulatory expectations for board oversight of cyber risk and resilience, and endorsed enhancements to the board’s practices.

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Regulatory Requirements and Supervisory Expectations for Boards of Directors

•  Considered the manner in which the board and each of its committees meets the oversight expectations of the bank’s regulators and supervisory authorities with a view to ensuring that those expectations are met.

Subsidiary Governance

•  Reviewed the linkages between the bank’s board and the boards of directors of the bank’s U.S. bank holding companies and the bank’s U.S. banking subsidiaries, and received an update on the governance model for the bank’s investment in TD Ameritrade.

•  Received presentations on regulatory developments impacting the bank’s U.S. banking subsidiaries, including information on supervisory expectations for corporate boards of directors of U.S. bank holding companies.

Corporate Responsibility

•  Reviewed the bank’s Corporate Responsibility Report with management and received a report on the bank’s relative performance in various rankings and ratings.

•  Received management’s presentation on environmental, social and governance trends, including climate-related financial disclosures.

•  Received an interim briefing on the review of the bank’s corporate citizenship strategy being undertaken by management.

•  Reviewed the bank’s statement on slavery and human trafficking for approval by the board.

Ombudsman

•  Oversaw the Ombudsman and considered key themes for complaints escalated to the Ombudsman or external complaints bodies.

•  Received information with respect to enterprise-wide initiatives to enhance customer problem resolution including an update on the bank’s 2017 Complaints Forum and action plans emanating from this event.

REPORT OF THE AUDIT COMMITTEE

Committee Members (at fiscal year-end)

Alan N. MacGibbon* (chair); William E. Bennett*; Brian C. Ferguson*; Jean-René Halde; Claude Mongeau*; and Irene R. Miller* (*audit committee financial experts)

Independence The committee is composed entirely of independent directors	Meetings 8 during fiscal 2017 (including 2 joint sessions with the risk committee)	Charter Review The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2017

Responsibilities

The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting, which includes overseeing the integrity of the bank’s financial controls and the effectiveness of the internal and external audit functions, and compliance requirements. Members of the committee are expected to be financially literate or willing and able to acquire knowledge quickly, and at least one member must be an audit committee financial expert, as defined in applicable regulatory requirements. The committee’s main responsibilities, as set out in its charter, include:

•	overseeing reliable, accurate and clear financial reporting to shareholders

•	overseeing the effectiveness of internal controls, including internal controls over financial reporting

•	being directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor — the shareholders’ auditor reports directly to the committee

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•

receiving reports from the shareholders’ auditor, chief auditor, chief compliance officer, chief anti-money laundering officer and bank secrecy act officer, and evaluating the effectiveness and independence of each

•	overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the bank’s compliance with the laws and regulations that apply to it

•	acting as the audit committee and conduct review committee for certain subsidiaries of the bank that are federally-regulated financial institutions and insurance companies

•	receiving reports on and approving, if appropriate, certain transactions with related parties

The committee meets regularly without members of management present, and separately with each of the shareholders’ auditor, the chief executive officer, the chief financial officer, the chief auditor, the chief compliance officer, the chief anti-money laundering officer and the bank secrecy act officer.

2017 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives:

Oversight of Internal Controls

•  Reviewed information with respect to testing of internal controls over financial reporting and the results thereof, and monitored key internal control issues, the associated risks, and the status of corrective actions.

•  Received regular updates from the finance function on select key controls and processes to satisfy itself that financial reporting is reliable and accurate.

•  Reviewed the opinion of the chief compliance officer on the adequacy of, adherence to, and effectiveness of enterprise-wide regulatory controls.

•  Received updates from the internal audit, finance, compliance and global anti-money laundering functions to satisfy itself that there are adequate resources with experience and knowledge in each of the key oversight functions, as well as appropriate succession planning for all key resources.

•  Received regular updates from the bank’s chief auditor on the status of major project audits, effectiveness and optimization of key controls, emerging risks, and enterprise-wide themes.

•  Reviewed and approved the annual audit plan, including the risk assessment methodology to satisfy itself that the plan is appropriate, risk-based and addresses all the relevant activities and significant risks over a measurable cycle and there are sufficient resources to carry out the plan.

Oversight of Shareholders’ Auditor

•  Oversaw the work of the shareholders’ auditor including review of audit plans, fees and their work related to the bank’s November 1, 2017 adoption of IFRS 9 – Financial Instruments.

•  Conducted the annual evaluation, and commenced the periodic comprehensive review, of the shareholders’ auditor, including in respect of: the auditor’s independence, objectivity and professional skepticism; quality and qualifications of the engagement team, including the lead partner, and quality of the communication and service provided.

•  Received updates on the action plans resulting from the evaluation, including updates on the audit quality indicators incorporated into the 2017 auditor assessment report.

•  Reviewed the annual independence report of the shareholders’ auditor and recommended to the board for recommendation to the shareholders the appointment of the shareholders’ auditor.

•  Reviewed updates from the shareholders’ auditor on auditing and regulatory developments globally affecting auditors and their impact on the bank, including the new auditing standards to enhance the auditor’s report.

Finance and IFRS, Financial Reporting

•  Oversaw the bank’s annual and quarterly financial reporting process, including the bank’s reporting under International Financial Reporting Standards (IFRS).

•  Received regular updates from the finance function on the bank’s critical accounting policies and estimates, as well as education sessions on emerging trends in accounting standards and financial reporting matters.

•  Oversaw the Bank’s IFRS 9 — Financial Instruments Program implementation and received in-depth presentations from executives focused on the operating model and governance framework, expected impacts and disclosures, and industry and regulatory updates.

•  Reviewed the correspondence between regulators and the bank related to financial reporting.

•  Considered the results of the independent assessment of the finance function’s effectiveness.

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Compliance

•  Received updates on consumer compliance, including regulatory developments in Canada and the U.S.

•  Reviewed information with respect to compliance testing and monitoring issues, regulatory examinations, and ongoing regulatory updates.

•  Received regular updates from the bank’s chief compliance officer and compliance unit executives on the effectiveness of key regulatory controls, emerging risks, and the bank’s commitment to engaging cooperatively with industry regulators in their consideration of sales practices.

•  Reviewed information with respect to the bank’s Volcker Compliance Program including effectiveness reports by Internal Audit and Compliance.

•  Provided effective challenge on the approach and methodology of assessing compliance department effectiveness and developing the compliance department’s annual plan, and reviewed and approved the compliance department’s annual plan.

•  Monitored management’s action plans addressing recommendations from the independent assessment of the compliance function’s effectiveness.

Anti-Money Laundering/ Terrorist Financing

•  Reviewed and approved the bank’s global anti-money laundering (AML) department’s annual plan, including the bank’s global AML strategic priorities.

•  Oversaw the execution of the bank’s global anti-money laundering/anti-terrorist financing (ATF) programs, including economic sanctions requirements, including by reviewing regular reports by the chief anti-money laundering officer and bank secrecy act officer on the design, operation and status of key initiatives of the AML/ATF program.

•  Monitored management’s action plans addressing recommendations from the independent assessment of the AML function’s effectiveness.

For further information on the audit committee, see the discussion under the heading “Pre-Approval Policies and Shareholders’ Auditor Service Fees” in the bank’s 2017 annual information form (www.sedar.com) or www.td.com/investor/other.jsp).

REPORT OF THE RISK COMMITTEE

Committee Members (at fiscal year-end)

William E. Bennett (chair); Amy W. Brinkley; Colleen A. Goggins; David E. Kepler; Alan N. MacGibbon; and Karen E. Maidment

Independence The committee is composed entirely of independent directors	Meetings 10 during fiscal 2017 (including 2 joint sessions with the audit committee and 1 joint session with the human resources committee).	Charter Review The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2017

Responsibilities

The risk committee is responsible for overseeing the management of the bank’s risk profile and approving enterprise-wide risk management frameworks and policies that support compliance with the bank’s risk appetite and reinforce the bank’s risk culture. The committee’s main responsibilities, as set out in its charter, include:

•

Approving the Enterprise Risk Framework (ERF) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the bank is exposed

•	Reviewing and recommending the bank’s Enterprise Risk Appetite Statement and related measures for approval by the board

•	Overseeing the bank’s major risks as set out in the ERF

•	Reviewing the bank’s risk profile and performance against Risk Appetite measures

•	Providing a forum for “big-picture” analysis of an enterprise view of risk including considering trends and current and emerging risks

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present. The committee, together with the full board of directors, remains focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.

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2017 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives:

Enterprise Risk Framework and Risk Appetite Process

•  Reviewed and approved the bank’s enterprise risk framework, which continues to further integrate the risk appetite statement across the enterprise, and enhance the bank’s risk culture and organizational understanding of how the bank views risk, its risk tolerances and escalation requirements.

•  Reviewed and provided input throughout the year on the updates and proposed enhancements to the bank’s risk appetite statement prior to recommending the revised risk appetite statement to the board for approval.

•  Reviewed Risk Management’s assessment of the bank’s risk performance against the risk appetite statement as a key consideration in the decision making process for senior management compensation.

•  Oversaw the further enhancement and development of risk frameworks for all of the bank’s major risk categories.

Governance, Risk and Control

•  Engaged in comprehensive presentations on cybersecurity, including updates on the evolving threat landscape, application security, threat detection and intelligence, and enhancements to controls, incident response and resiliency capabilities.

•  Reviewed and approved the bank’s resolution plan and received reporting on testing activities and preparation for the recovery plan.

•  Received reports and engaged in discussions with executives from each of the bank’s primary business segments covering management’s oversight of key risks, challenges and mitigating actions.

• Reviewed management updates on insider risk management, data asset risk and third party risk management.

Emerging Risk	• Reviewed emerging risk updates in enterprise risk dashboard reporting and discussed how the bank manages emerging risks, including planning for uncertain, systemic and unexpected impacts.
Risk Culture

•  Continued focus on ensuring the bank supports a culture which promotes accountability, escalating and promptly resolving issues, learns from past experiences, and encourages open communication and transparency on all aspects of risk taking.

•  Throughout the year, received and discussed on-going reporting from the bank’s business leaders and a leading professional services firm on reviews related to sales practices.

Risk Management Activities

•  Reviewed presentations on risk management activities, including compliance with risk management policies and risk limits, reports relating to the internal capital adequacy assessment process, the results of enterprise stress testing to identify and assess bank specific risks, inform risk tolerances and support strategic decisions, and an in-depth review of the bank’s credit portfolio.

•  Received management presentations on issues of specific relevance, such as real estate secured lending, IFRS 9 implementation, and execution risk.

•  Oversaw Treasury and Balance Sheet Management non-trading market and liquidity risks and related activities.

•  Assessed the adequacy of Risk Management’s annual budget and resource plan, and assessed the effectiveness of the function.

•  Assessed the effectiveness of the chief risk officer and approved his mandate.

Risk Management Reports

•  Reviewed the quarterly enterprise risk dashboards which include, among other reporting, the bank’s top and emerging risks and performance against risk appetite.

•  Received updates on the management of and significant exposures relating to the bank’s major risk types, and other topical updates.

84    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

SHAREHOLDER INQUIRIES

For information on voting your common shares at the meeting, see the “Voting Information” section in this circular. For other inquiries, see the contact information set out below.

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent

AST Trust Company (Canada)

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

1-800-387-0825 (Canada or U.S. only) or 416-682-3860

Facsimile: 1-888-249-6189 or

1-866-781-3111 (for sending proxies)

Email: inquiries@astfinancial.com or

www.astfinancial.com/ca-en

Hold your shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare

P.O. Box 505000

Louisville, KY 40233

    or

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

www.computershare.com

Beneficially own shares that are held in the name of an intermediary	Your shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

Annual and Quarterly Reports and Voting Results

Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. Electronic delivery of quarterly reports is not available to shareholders at this time. However, to access the bank’s quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of the bank’s website on the day of release (www.td.com/investor/qr_2018.jsp). Registered shareholders may cease to receive the bank’s annual reports, containing the bank’s annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise, the annual report will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact AST Trust Company (Canada), the bank’s transfer agent, at the address noted above.

If you wish to view a copy of the voting results from the meeting, you may find them on the bank’s website (www.td.com/investor-relations/ir-homepage/annual-meetings/2018/index.jsp) or on www.sedar.com or www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.

For all other shareholder inquiries:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,

•  By phone at 416-944-6367 or 1-866-756-8936

•  By mail to:

        The Toronto-Dominion Bank

        c/o TD Shareholder Relations

        P.O. Box 1, Toronto-Dominion Centre

        Toronto, Ontario M5K 1A2

•  By email to tdshinfo@td.com

You may contact the independent directors through the Chairman of the Board,

•  By mail to:

        Mr. Brian M. Levitt

        Chairman of the Board

        The Toronto-Dominion Bank

        P.O. Box 1, Toronto-Dominion Centre

        Toronto, Ontario M5K 1A2

•  By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. Levitt expressing an interest in communicating directly with the independent directors via the chairman will be communicated to Mr. Levitt.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     85